                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-64211

                               25,000,000 Shares
                            BARNESANDNOBLE.COM INC.
                              Class A Common Stock                       [LOGO]
                          (par value $.001 per share)

                             ----------------------

    All of the shares of Class A Common Stock offered hereby are being sold by the Company. Immediately following the Offering, the holders of the Company's Class A Common Stock will own over 99.9% of the outstanding capital stock of the Company. The Company will be a holding company whose sole asset will be its approximate 17.9% equity interest in barnesandnoble.com llc (20.0% if the Underwriters' over-allotment option is exercised in full) and whose sole business will be acting as the sole Manager of barnesandnoble.com llc. As sole Manager of barnesandnoble.com llc, the Company will control all of the affairs of barnesandnoble.com llc. Immediately following the Offering, Barnes & Noble, Inc. and Bertelsmann AG will each beneficially own an approximate 41.1% equity interest in barnesandnoble.com llc (40.0% if the Underwriters' over-allotment option is exercised in full).

    Holders of the Company's Class A Common Stock generally have rights identical to holders of the Company's Class B Common Stock and Class C Common Stock, except that in all matters to be voted on by stockholders, each holder of the Class A Common Stock is entitled to one vote per share while each holder of the Class B Common Stock and Class C Common Stock is entitled to a high number of votes per share. Following the Offering, the shares of Class B Common Stock and Class C Common Stock will represent less than 0.1% of the outstanding capital stock of the Company but approximately 97.8% of the combined voting power of all shares of voting stock of the Company (approximately 97.6% if the Underwriters' over-allotment option to exercised in full) and each such class will, pursuant to the Company's Amended and Restated Certificate of Incorporation, have the right to directly elect three of the Company's directors. Therefore, as the respective owners of the Class B Common Stock and the Class C Common Stock, Barnes & Noble, Inc. and Bertelsmann AG will, collectively, be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions, and over the Company's dividend policy and access to capital. Each share of Class B Common Stock and Class C Common Stock is convertible into, and each Membership Unit in barnesandnoble.com llc, other than those owned by the Company, is exchangeable for, one share of Class A Common Stock at any time at the option of the holder thereof. See "Risk Factors--Control by Principal Stockholders," "Risk Factors--Potential Conflicts of Interest with Barnes & Noble," "Risk Factors--Potential Conflicts of Interest with Bertelsmann," "Risk Factors--Receipt of Benefits from Barnes & Noble," "Management--Governance Documents," "Corporate History and Recapitalization" and "Description of Capital Stock and Membership Units".

    Prior to the Offering, there has been no public market for the Class A Common Stock. For factors considered in determining the initial public offering price, see "Underwriting". The Underwriters have reserved for sale, at the initial public offering price, up to 2,500,000 shares of the Class A Common Stock offered hereby for employees and directors of the Company and business associates and related persons of the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

    See "Risk Factors" beginning on page 9 for considerations relevant to an investment in the Class A Common Stock.

    The Class A Common Stock has been approved for quotation on the Nasdaq National Market, under the symbol "BNBN".

                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                                   Initial Public    Underwriting        Proceeds to
                                                                   Offering Price    Discounts(1)         Company(2)
                                                                   --------------    --------------    -------------------
Per share.......................................................    $      18.00      $       1.08        $       16.92
Total(3)........................................................    $450,000,000      $ 27,000,000        $ 423,000,000

------------------
(1) The Company and barnesandnoble.com llc have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $1,400,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 3,750,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $517,500,000, $31,050,000 and $486,450,000 respectively. See "Underwriting".
                             ----------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about May 28, 1999, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                             ----------------------

                              SALOMON SMITH BARNEY

                            WIT CAPITAL CORPORATION

                             ----------------------

                  The date of this Prospectus is May 25, 1999.

                                  [GRAPHIC]

                            ------------------------



     PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  [GRAPHIC]

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results and those of barnesandnoble.com llc could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and the notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, each reference to: (i) the "Company" refers to barnesandnoble.com inc., the company whose shares of Class A Common Stock are being offered hereby; (ii) "bn.com" refers to barnesandnoble.com llc, the Delaware limited liability company of which the Company will be the sole Manager; (iii) "Barnes & Noble" refers to Barnes & Noble, Inc. and its subsidiaries; and (iv) "Bertelsmann" refers to Bertelsmann AG and its subsidiaries. See "Corporate History and Recapitalization" for a description of the ownership history and corporate structure of the Company and bn.com. When this Prospectus discusses the historical business of bn.com, references to bn.com include all predecessor companies which operated the business currently conducted by bn.com. Unless otherwise indicated, the information contained in this Prospectus, including all financial information, assumes that: (i) the Underwriters' over-allotment option is not exercised; and (ii) the recapitalization described in "Corporate History and Recapitalization" (the "Recapitalization") has been completed.

                             THE COMPANY AND BN.COM

     Immediately following the Offering, the holders of the Company's Class A Common Stock will own over 99.9% of the outstanding capital stock of the Company. The Company will be a holding company whose sole asset will be its approximate 17.9% equity interest in bn.com (20.0% if the Underwriter's over-allotment option is exercised in full) and whose sole business will be to act as the sole Manager of bn.com. As sole Manager, the Company will control all of the affairs of bn.com. Immediately following the Offering, Barnes & Noble and Bertelsmann will collectively own less than 0.1% of the outstanding capital stock of the Company but will control approximately 97.8% of the voting power of all shares of voting stock of the Company (approximately 97.6% if the Underwriters' over-allotment option is exercised in full) and will each beneficially own an approximate 41.1% equity interest in bn.com (40.0% if the Underwriters' over-allotment option is exercised in full). Net profits, net losses and distributions of bn.com will generally be allocated and made pro rata in accordance with the percentage equity interests of its members. Accordingly, the Company will be allocated approximately 17.9% (20.0% if the Underwriter's over-allotment option is exercised in full) of bn.com's net profits and net losses and will receive approximately 17.9% (20.0% if the Underwriter's over-allotment option is exercised in full) of bn.com's distributions. See "Management--Board Committees" and "Management--Governance Documents--Operating Agreement."

     bn.com is a leading online retailer of books and complementary information, entertainment and intellectual property-based products. Since opening its initial online store in March 1997, bn.com has sold products to over
1.7 million customers in 181 countries. bn.com's suite of online stores is anchored by its online bookstore and also includes online stores offering software, magazines, music and video products, all seamlessly integrated within its Web site located at www.bn.com. bn.com's online bookstore contains over 8 million in-print and out-of-print books. bn.com, through Barnes & Noble, has the largest in-stock position of books available for immediate shipping to customers. In addition to its vast product selection, bn.com's online stores offer customers fast delivery, deep discounts, secure ordering, rich editorial content and community experience.

     According to Media Metrix, an Internet and digital media measurement company, in March 1999, bn.com's Web site was the fourth most trafficked shopping site and was among the top 30 largest Web properties on the Internet. Distribution and co-marketing agreements with major Web portals and content sites, such as America Online ("AOL"), Microsoft and Lycos, have extended bn.com's brand and consumer exposure to its online stores. bn.com has also established a network of remote storefronts across the Internet by creating direct links with over 120,000 affiliate Web sites.

     During 1998, bn.com introduced many major enhancements to its online stores, including Express Lane(Service Mark) one-click ordering, a powerful and user friendly search engine, email book reviews and product-notification services, software and magazine stores, a gift center and bargain books store and online gift certificates. Also during 1998, bn.com established an out-of-print book service and began to add music and video to its product offerings, initiatives scheduled to be fully rolled out during 1999.

     The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. According to Jupiter Communications, an independent media research firm, as of the end of 1998 almost 10 million U.S. households had made at least one online purchase. By the end of 2002 this population is expected to grow to approximately 36.5 million, representing nearly 60% of overall U.S. online households. Further, International Data Corporation ("IDC") estimates that the number of Web users worldwide will exceed 130 million by the end of 1999 and will grow to over 315 million users by the end of 2002. The growth rate of bn.com's customer base and revenues may be different from the growth rate of households making online purchases or the growth rate of worldwide Web users.

     The book, music, video and software businesses are particularly well suited for e-commerce because an online store has virtually unlimited shelf space and can offer consumers anywhere the convenience of browsing through vast product information databases. The use of sophisticated search engines and personalized services enables users to locate books and music, for example, with convenience and speed and to get advance notice about titles in their areas of personal interest. The Company believes that the presence of an online store on consumers' desktops will, in and of itself, stimulate demand and expand the marketplace.

     The Company believes that bn.com's relationships with Barnes & Noble, the nation's largest bookseller based on revenues, and Bertelsmann, one of the world's largest media companies, provide bn.com with meaningful advantages relative to other online retailers, including: (i) the superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make an online purchase; (ii) the use of Barnes & Noble's state-of-the-art distribution center as its primary product supplier, which enables bn.com to offer, through Barnes & Noble, over 750,000 in-stock book titles for fast delivery, representing the largest standing inventory of any online bookseller; (iii) the enterprise value of Barnes & Noble and Bertelsmann, including Barnes & Noble's network of over 500 retail superstores and Bertelsmann's position as one of the largest integrated media companies in the world, which provides a significant advantage in negotiating with online portals, distribution partners, and content and media companies as well as with other strategic partners; (iv) the potential ability to conduct cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs, which will provide bn.com with access to millions of established book buyers; (v) the ability to directly link and cross-promote bn.com's online bookstore with the online bookstores operated or intended to be operated by Bertelsmann Online ("BOL") in the United Kingdom, Germany, France, the Netherlands and Italy, which will enable bn.com to more rapidly acquire new streams of international customers; and (vi) ongoing access to the substantial bookselling and direct marketing knowledge and experience of the management of Barnes & Noble and Bertelsmann.

     The Company and bn.com's relationship with Barnes & Noble, Bertelsmann and their respective affiliates: (i) could cause conflicts of interest to arise between the Company and Barnes & Noble or Bertelsmann; and (ii) have resulted and may in the future result in limitations on the business of bn.com. Such conflicts may arise due to common directors and officers and competing businesses, and such limitations include the prohibitions placed on bn.com from generating revenue from the sale of non-English-language books, in promoting the sale of textbooks and from engaging in the book club business. See "Risk Factors--Potential Conflicts of Interest with Barnes & Noble," "Risk Factors-- Potential Conflicts of Interest with Bertelsmann," "Risk Factors--Limitations on bn.com's Business" and "Management--Governance Documents--Operating Agreement" for a more detailed discussion of such conflicts and restrictions.

     bn.com seeks to become the leading online retailer for consumers who want to purchase books and complementary information-based products. Central to achieving this objective, bn.com's operating strategy is focused on rapidly extending its brand and increasing its customer base by: (i) continually enhancing the user experience of its online stores; (ii) offering a large product selection and fast delivery; (iii) continuing to expand the product offering within its online stores; (iv) advertising as well as cross-marketing with Barnes & Noble and Bertelsmann properties; (v) utilizing its other relationships with Barnes & Noble and Bertelsmann to the fullest extent possible in order to drive more users to its online stores; (vi) strengthening and expanding its strategic alliances with third-party Web sites and content providers; (vii) pursuing acquisitions, joint ventures and other similar strategic investments and relationships with complementary businesses and companies; (viii) continuing to increase the number of Web sites in its affiliate network; and (ix) continuing to invest in technology to further develop state-of-the-art product, service and logistics platforms.

     Prior to October 31, 1998, the business of bn.com was conducted through a wholly owned subsidiary of Barnes & Noble. Effective October 31, 1998, Barnes & Noble and Bertelsmann completed a transaction which established bn.com as the owner and operator of bn.com's business (the "Formation Transaction"), with each of Barnes & Noble and Bertelsmann having a 50.0% equity interest therein. Immediately following the Offering, the Company, Barnes & Noble and Bertelsmann will each have an approximate 17.9%, 41.1% and 41.1% equity interest in bn.com, respectively, and the Company will become the sole Manager of bn.com. The Company was incorporated on March 10, 1999 in the State of Delaware. See "Corporate History and Recapitalization."

     Below is a chart which sets forth the structure of the Company and bn.com as of the date of the completion of the Offering:

                                [FLOW DIAGRAM]

     Immediately following the Offering, bn.com will be controlled by the Company as sole Manager of bn.com. Immediately following the Offering, the holders of the Class A Common Stock will own over 99.9% of the outstanding capital stock of the Company. However, the Company will be controlled by Barnes & Noble and Bertelsmann, who, through their ownership of the Company's Class B Common Stock and Class C Common Stock (collectively, "High Vote Stock"), will:
(i) each control approximately 48.9% of the voting power of all shares of voting stock of the Company; (ii) each be able to directly elect three of the Company's nine directors; and (iii) collectively be able to control the election of the Company's remaining three directors. See "Risk Factors--Control by Principal Stockholders" and "Management--Governance Documents."

     The principal executive offices of the Company and bn.com are located at 76 Ninth Avenue, 11th floor, New York, New York 10011. The Company's phone number is 212-414-6000, and bn.com's online stores are located at www.bn.com and on AOL (keyword bn).

     barnesandnoble.com, bn.com, Express Lane(Service Mark), the BN Top 100(Service Mark) and E-nnouncements(Service Mark) are trademarks and service marks of bn.com. This Prospectus contains other product names, trade names, trademarks and service marks of the Company and bn.com and of other organizations, all of which are the property of their respective owners.

                                  THE OFFERING

Class A Common Stock offered by the
  Company...................................  25,000,000 shares

Common Stock to be outstanding after the
  Offering:

  Class A Common Stock(1)...................  25,000,000 shares(2)

  Class B Common Stock(1)...................  1 share

  Class C Common Stock(1)...................  1 share

Use of Proceeds

  By the Company............................  To acquire 25,000,000 Membership Units in bn.com ("Membership
                                              Units") representing an approximate 17.9% equity interest in bn.com
                                              (or 28,750,000 Membership Units, representing a 20.0% equity interest in bn.com, if the Underwriters' over-allotment option is exercised in full). See "Use of Proceeds" and "Corporate History and
                                              Recapitalization."

  By bn.com.................................  To fund anticipated operating losses, including sales and marketing expenses and payments due under strategic alliances; enhancements to
                                              bn.com's online stores and other capital expenditures; working capital; and other general corporate purposes, including possible investments in complementary businesses and acquisitions. See "Use of Proceeds."

Voting Rights...............................  The holders of Class A Common Stock generally have rights identical to holders of High Vote Stock, except that each holder of Class A
                                              Common Stock is entitled to one vote per share and each holder of
                                              High Vote Stock is entitled to the number of votes per share equal to:

                                                o (i) ten, multiplied by the sum of (a) the aggregate number of
                                                      High Vote Stock owned by such holder and (b) the aggregate number of Membership Units owned by such holder; divided by

                                                o (ii) the number of shares of High Vote Stock owned by such holder.

                                              Pursuant to the Company's Amended and Restated Certificate of
                                              Incorporation (the "Amended Charter"), each of the holders of the
                                              High Vote Stock has the right to directly elect three of the
                                              Company's directors. Otherwise, holders of Class A Common Stock and
                                              High Vote Stock (collectively

                                              "Common Stock") generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by the holders of the High Vote Stock) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law. See "Risk Factors--Control by
                                              Principal Stockholders," "Management--Governance Documents." and
                                              "Description of Capital Stock and Membership Units--Common Stock."

Membership Units to be outstanding after the
  Offering(1)...............................  140,000,002

Proposed Nasdaq National Market
  symbol....................................  "BNBN"

------------------
(1) Shares of High Vote Stock are convertible into, and Membership Units not owned by the Company are exchangeable for, shares of Class A Common Stock at any time by the holder thereof on a one-for-one basis. If, immediately following the Offering, Barnes & Noble and Bertelsmann converted their High Vote Stock and exchanged their Membership Units, they would each own approximately 41.1% of the outstanding Class A Common Stock (40.0% if the Underwriters' over-allotment option is exercised in full). See "Description of Capital Stock and Membership Units."

(2) Excludes options to purchase shares of Class A Common Stock granted under the Company's 1999 Incentive Plan (the "Incentive Plan"). As of March 31, 1999, options for 17,856,441 shares at a weighted average exercise price of $4.36 per share were outstanding under the Incentive Plan. See "Management--Incentive Plan" and "Description of Capital Stock and Membership Units."

                             SUMMARY FINANCIAL DATA
                           (IN THOUSANDS OF DOLLARS)

     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The following table sets forth the historical summary data for bn.com for the years ended December 31, 1997 and 1998, and the three-month period ended March 31, 1998 and 1999. This data, other than the March 31, 1998 and March 31, 1999 data, has been derived from the Financial Statements, which have been audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this Prospectus. Also set forth below are the pro forma Statement of Operations Data for the Company and bn.com on a consolidated basis for the year ended December 31, 1998 and the three-month period ended March 31, 1999, which reflects the Recapitalization and the completion of the Offering as if they had occurred on January 1, 1998, and the Balance Sheet Data for the Company and bn.com on a consolidated basis as of March 31, 1999, which reflects the Recapitalization, the contribution by Bertelsmann of an additional $50 million in cash prior to the completion of the Offering and the completion of the Offering as if they had occurred on March 31, 1999. The operating results are not necessarily indicative of the operating results for any future period.

                                                 BN.COM                                    COMPANY(1)(2)
                             -----------------------------------------------    -----------------------------------
                                  YEAR ENDED              THREE MONTHS                               THREE MONTHS
                                DECEMBER 31,            ENDED MARCH 31,           YEAR ENDED            ENDED
                             --------------------    -----------------------    DECEMBER 31, 1998    MARCH 31, 1999
                               1997        1998        1998         1999          PRO FORMA           PRO FORMA
                             --------    --------    --------    -----------    -----------------    --------------
                                                           (UNAUDITED)                      (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Net sales...............   $ 11,949    $ 61,834    $  9,013     $  32,317        $    61,834          $ 32,317
  Loss before minority
    interest..............    (13,552)    (83,148)     (9,496)      (20,218)           (83,148)          (20,218)
  Minority interest.......         --          --          --            --             68,265 (3)        16,599 (3)
  Net loss................   $(13,552)   $(83,148)   $ (9,496)    $ (20,218)       $   (14,883)(4)      $ (3,619)(4)

------------------


                                                                                                        AS OF
                             AS OF DECEMBER 31,                    AS OF                              MARCH 31,
                             --------------------                MARCH 31,                              1999
                               1997        1998                     1999                              PRO FORMA
                             --------    --------                -----------                         --------------
                                                                 (UNAUDITED)                          (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash
    equivalents...........   $     --    $ 96,940                 $  60,936                             $583,164
  Working capital.........      3,176      78,681                    57,057                              579,285
  Total assets............     26,327     202,144                   168,208                              639,808
  Minority interest(5)....         --          --                        --                              509,456
  Equity(6)...............   $ 19,213    $169,149                 $ 148,931                             $111,075

------------------

     (1) Represents the consolidated financial data of the Company and bn.com on a pro forma basis.

     (2) Reflects the structure of the Company and bn.com as of the date of the completion of the Offering, the receipt of the Offering proceeds of approximately $422 million (after deducting the underwriting discount and commissions and estimated Offering expenses), and gives effect to the Recapitalization, the reclassification of approximately
         $51 million of restricted cash to cash and cash equivalents, and the contribution by Bertelsmann of an additional $50 million in cash prior to the completion of the Offering. The pro forma operating results are not necessarily indicative of future results because, among other things, they do not reflect any earnings from the investments of the net proceeds of the Offering. See "Corporate History and Recapitalization."

     (3) Represents the allocation of approximately 82.1% of the loss to Barnes & Noble and Bertelsmann.

     (4) Represents the net loss attributable to the Company.

     (5) Includes the reclassification of the equity interest of Barnes & Noble and Bertelsmann to minority interest, and the additional $50 million contribution by Bertelsmann in cash prior to the completion of the Offering.

     (6) The actual amounts as of December 31, 1997, December 31, 1998 and March 31, 1999 reflect the members' equity of bn.com. The pro forma amount reflects the stockholders' equity of the Company and the reclassification of members' equity to minority interest after the Offering.

                                  RISK FACTORS

     The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Class A Common Stock offered hereby. This Prospectus contains forward-looking statements that address, among other things, business strategy, use of proceeds, projected capital expenditures, liquidity, possible business relationships, and possible effects of changes in government regulation, with respect to the Company and bn.com. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors discussed below and set forth in this Prospectus generally. The risk factors set forth below primarily relate to the business of bn.com. Such risks also affect the Company because the Company's sole asset following the Offering will be an approximate 17.9% equity interest in bn.com.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES

     bn.com launched its initial online store in March 1997. Accordingly, bn.com has only a limited operating history upon which an evaluation of bn.com and its prospects can be based. In addition, since inception, bn.com has accumulated net losses of $116.9 million through March 31, 1999, primarily as a result of development costs associated with opening its online stores and its marketing efforts, which include payments to strategic alliance partners (cumulatively $27.2 million through March 31, 1999) such as AOL, Microsoft and Lycos, as well as payments made for advertising (cumulatively $49.0 million through March 31, 1999). The Company anticipates that bn.com will incur significant additional costs to fund increased marketing initiatives, additional strategic alliances, enhancements to bn.com's online stores, and technological and hardware improvements. Although the Company anticipates increases in bn.com's revenues, significant operating losses are anticipated for at least the foreseeable future. To the extent that such expenses do not result in appropriate revenue increases, bn.com's business, financial condition, results of operations or prospects may be materially adversely affected.

COMPETITION

     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customer attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company believes that bn.com's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. The Company believes that other factors that will affect bn.com's success include bn.com's continued ability to attract experienced marketing, technology, operations and management talent. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats. Increased competitiveness among online retailers may result in reduced operating margins, loss of market share and a diminished brand franchise. See "Business--Competition."

     With respect to the sale of books, which constitutes bn.com's largest source of revenue, bn.com currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers. With respect to the sale of music, software and videos, bn.com competes with numerous merchants including other Internet-based companies, such as Amazon.com, CDnow, Reel.com, Beyond.com and traditional retailers. bn.com's main online competitor, Amazon.com, has a longer online operating history and a larger existing customer base than bn.com. The Company is aware that Amazon.com has and may continue to adopt aggressive pricing and marketing strategies, such as its recently implemented policy to discount New York Times bestsellers by 50% off publishers' list prices, which policy was immediately matched by bn.com. The Company is also aware of other online retailers that are offering substantial discounts on products, including books, music, software and videos, which are subsidized by advertising revenue from their Web sites. An increase in the prevalence of this type of business model could lead to additional pricing pressures on bn.com's products. If and when bn.com decides to add additional products in its online stores, it will probably face intense competition for those products as well. See "Business--Competition."

MANAGEMENT OF GROWTH

     Recent growth has placed, and is expected to continue to place, a significant strain on bn.com's managerial, operational and technical resources. The Company expects bn.com's operating expenses and staffing levels to increase substantially in the future. To manage its growth, bn.com must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that bn.com will be able to manage its expanding operations effectively. Any failure of bn.com to implement cohesive management and operating systems, add resources on a cost effective basis or manage bn.com's expansion could have a material adverse effect on bn.com's business, financial conditon, results of operations or prospects.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company expects that bn.com will experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside of bn.com's control. The Company believes that factors that may adversely affect bn.com's quarterly operating results include: (i) bn.com's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; (ii) bn.com's ability to acquire product and to manage fulfillment operations; (iii) bn.com's ability to maintain gross margins in its existing business and in future product lines and markets; (iv) the development, announcement, or introduction of new sites, services and products by bn.com and its competitors; (v) price competition; and (vi) bn.com's ability to upgrade and develop its systems and infrastructure. Consequently, the Company believes that period-to-period comparisons of bn.com's operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. bn.com's future quarterly operating results from time to time may not meet the expectations of securities analysts or investors, which may have a material adverse effect on the market price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations and Seasonality."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon the completion of the Offering, Barnes & Noble will beneficially own all of the issued and outstanding Class B Common Stock and approximately 41.1% of the outstanding Membership Units, and Bertelsmann will beneficially own all of the issued and outstanding Class C Common Stock and approximately 41.1% of the outstanding Membership Units. Accordingly, following the closing of the Offering, Barnes & Noble and Bertelsmann will, collectively, own less than 1.0% of the outstanding Common Stock but will control approximately 97.8% of the voting power of all shares of voting stock of the Company. Pursuant to the Amended Charter, each of the holders of the High Vote Stock will have the right to directly elect three of the Company's nine directors. The holders of the High Vote Stock will also control the election of the remaining three directors. This control may continue in the future through the High Vote Stock even if Barnes & Noble and Bertelsmann, through their ownership of Common Stock and Membership Units, own a minority economic interest in the Company's business. See "Management--Governance Documents," "Corporate History and Recapitalization" and "Description of Capital Stock and Membership Units."

     As a result, Barnes & Noble and Bertelsmann will, collectively, be able to exercise control over all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. This ownership may have the effect of delaying or preventing a change in control of the Company. Similarly, through their control of the Company, Barnes & Noble and Bertelsmann will also control all affairs of bn.com, including the approval of significant transactions. See "--Risk of Deadlock," "--Potential Conflicts of Interest with Barnes & Noble," "--Potential Conflicts of Interest with Bertelsmann," "--Limitations on bn.com's Business," "--Receipt of Benefits from Barnes & Noble," "--Dependence on Key Supplier," "Business--Related Party Agreements," "Management--Governance Documents," "Principal Stockholders," "Certain Transactions" and "Description of Capital Stock and Membership Units."

RISK OF DEADLOCK

     Since Barnes & Noble and Bertelsmann equally share collective control of the Company and bn.com, should they disagree on any significant matter or the direction of bn.com, the business of bn.com may be affected during the time of such disagreement. If such disagreement cannot be resolved, or if their relationship should deteriorate as a result of such disagreement, it could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company and bn.com. See "--Control by Principal Stockholders."

POTENTIAL CONFLICTS OF INTEREST WITH BARNES & NOBLE

     Following the Offering, Barnes & Noble will beneficially own approximately 48.9% of the voting power of all shares of voting stock of the Company. Mr. Leonard Riggio, who serves as Chairman of both Barnes & Noble and the Company, currently beneficially owns 21.9% of the common stock of Barnes & Noble. Additionally, each of Stephen Riggio, who is the Vice Chairman and a director of Barnes & Noble, and Michael N. Rosen, who is the Secretary and a director of Barnes & Noble, is a director of the Company. Barnes & Noble's continuing beneficial ownership of the Common Stock, the ownership of Barnes & Noble common stock by directors and officers of the Company and their service as directors or officers of both the Company & Barnes & Noble, could create conflicts of interest when those directors and officers are faced with decisions that could have different implications for Barnes & Noble and the Company or bn.com, including potential acquisitions of businesses, effects of competition, the issuance or disposition of securities by the Company, the election of new or additional directors, the payment of dividends by the Company and bn.com and other matters.

     The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company or bn.com, Barnes & Noble and their affiliates. However, under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. Additionally, under Delaware law, contracts between a corporation and a director, or another corporation in which a director has a financial interest, may be approved by disinterested directors or by stockholders. See "--Limitations on bn.com's Business," and "Management--Governance Documents."

POTENTIAL CONFLICTS OF INTEREST WITH BERTELSMANN

     Following the Offering, Bertelsmann will beneficially own approximately 48.9% of the voting power of all shares of voting stock of the Company. Bertelsmann also owns, among other things, Random House, Inc., the largest book publisher in the U.S., BMG Entertainment, one of the largest music companies in the U.S., and BOL, which intends to operate online stores in the United Kingdom, Germany, France, the Netherlands and Italy. Bertelsmann's publishing companies may sell the books they publish on their Web sites, and BOL.UK, BOL.New Zealand and BOL.Australia may sell English-language books. BOL Web sites operating in countries that are not English-Speaking Countries ("English-Speaking Countries" being defined as the U.S., Canada, the U.K., Australia and New Zealand, collectively) will contain equally prominent links to bn.com and one BOL Web site for the sale of English-language books.

     Additionally, it is possible that Bertelsmann's businesses may compete directly with bn.com in other areas where neither Barnes & Noble nor Bertelsmann have agreed to any type of exclusivity, such as in the sale over the Internet of videos, software or music. Bertelsmann currently owns Getmusic.com, an Internet music retailer. Pursuant to the Formation Transaction, bn.com has entered into agreements which allow Bertelsmann to view, obtain and use bn.com's technology, which, except as indicated above, may be used by Bertelsmann to compete with bn.com.

     Dr. Thomas Middelhoff, Mr. Markus Wilhelm and Dr. Klaus Eierhoff, who serve as directors of the Company, also serve as directors or executive officers of entities within the Bertelsmann group of companies.

     Bertelsmann's continuing beneficial ownership of the Common Stock and the services provided by directors of the Company as directors or executive officers of entities within the Bertelsmann group of companies could create conflicts of interest when those directors are faced with decisions that could have different implications for Bertelsmann and the Company or bn.com, including potential acquisitions of businesses, effects of competition, the issuance or disposition of securities by the Company or bn.com, the election of new or additional directors, the payment of dividends by the Company and bn.com and other matters.

     The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company or bn.com and Bertelsmann and their affiliates. However, under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. Additionally, under Delaware law, contracts between a corporation and a director, or another corporation in which a director has a financial interest, may be approved by disinterested directors or by stockholders. See "--Limitations on bn.com's Business" and "Management--Governance Documents."

LIMITATIONS ON BN.COM'S BUSINESS

     Pursuant to the Second Amended and Restated Limited Liability Company Agreement of bn.com (the "Operating Agreement"), bn.com provides the exclusive means for both Barnes & Noble and Bertelsmann to sell English-language books in English-Speaking Countries through the Internet, except that the Web sites of Bertelsmann's publishing companies may sell the books they publish on their Web sites, and BOL.UK, BOL.New Zealand and BOL.Australia may sell English-language books. BOL Web sites operating in non-English-Speaking Countries will contain equally prominent links to bn.com and one BOL Web site for the sale of English-language books. bn.com is prohibited from selling non-English-language books, except through links with Bertelsmann Web sites for which bn.com receives no revenue. Pursuant to the Operating Agreement, bn.com is also prohibited from entering the book club business. The Amended and Restated Trademark License Agreement among Barnes & Noble College Bookstores, Inc. ("B&N College") and bn.com (the "Trademark License Agreement"), prohibits bn.com from using the Barnes & Noble name for selling textbooks, except for sales of textbooks that are immaterial, incidental and unsolicited. These restrictions will limit bn.com's opportunities to grow its business through these prohibited activities. See "Management--Governance Documents."

RECEIPT OF BENEFITS FROM BARNES & NOBLE

     bn.com obtains products and services from Barnes & Noble, including having access to Barnes & Noble's inventory of books and obtaining the benefits of Barnes & Noble's purchasing discounts, state-of-the-art distribution center, proprietary book title database and the promotion of the online store in Barnes & Noble stores located in New York, New Jersey, Virginia, Alaska, Delaware, Montana, New Hampshire and Oregon. The inability of bn.com to obtain these products or services for any reason, including any termination of the agreements between bn.com and Barnes & Noble with respect to such products and services, could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. Additional growth by bn.com may require it to expand its distribution facilities beyond the Barnes & Noble distribution facilities which it currently utilizes.

     bn.com has entered into several agreements with Barnes & Noble and/or its affiliates, including: (i) a Supply Agreement (the "Supply Agreement"), pursuant to which Barnes & Noble supplies merchandise to bn.com; (ii) the Trademark License Agreement pursuant to which bn.com licenses the Barnes & Noble name; and (iii) an Amended and Restated Database and Software License Agreement (the "Database License Agreement"), pursuant to which bn.com licenses the Barnes & Noble database.

     bn.com also receives various services from Barnes & Noble and its subsidiaries including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of each of the services agreements between bn.com and Barnes & Noble and its subsidiaries (the "Services Agreements"), bn.com has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to the costs of such services plus incremental overhead. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for management to estimate, the level of expenses which might have been incurred had bn.com been operating as a separate, stand-alone company.

     Should bn.com's relationship with Barnes & Noble terminate, and, as a result of such termination, bn.com were to lose the benefits of the foregoing agreements, it could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. See "Business--Related Party Agreements" and "Certain Transactions."

DEPENDENCE ON KEY SUPPLIER

     Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% and 60.3% of bn.com's purchases during 1997 and 1998, respectively. Pursuant to the Supply Agreement, bn.com may, at its option, source its merchandise through Barnes & Noble, with Barnes & Noble charging bn.com the cost of such merchandise plus incremental overhead. In connection with the Offering, this agreement will be amended to provide that it may be terminated by bn.com upon the approval of a majority of the directors nominated by the holders of the Class C Common Stock (each a "Class C Director"), upon
30 days' prior written notice to Barnes & Noble, and may be terminated by Barnes & Noble: (i) on continuing default by bn.com; (ii) on a bankruptcy or liquidation event of bn.com or of Barnes & Noble; and (iii) at any time after June 1, 2004 if Bertelsmann shall have effected a permitted transfer to any third party pursuant to the Operating Agreement or if either Barnes & Noble or Bertelsmann owns less than 15% of the outstanding Membership Units. There can be no assurance that if the Supply Agreement were terminated, bn.com would be able to find an alternative, comparable supplier capable of providing product on terms satisfactory to bn.com or as favorable to bn.com. To date, Barnes & Noble has satisfied bn.com's requirements on a timely basis. However, to the extent that Barnes & Noble does not have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of bn.com, such capacity constraint could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. See "--Potential Conflicts of Interest with Barnes & Noble," "--Potential Conflicts of Interest with Bertelsmann,"--"Receipt of Benefits from Barnes & Noble" "Business-Related Party Agreements" and "Certain Transactions."

DEPENDENCE UPON STRATEGIC ALLIANCES

     bn.com relies on strategic alliances with third-party Web sites and content providers to attract users to its online stores. bn.com has entered into various agreements with companies to attract users from numerous other Web sites or online service providers, including AOL, Microsoft and Lycos, which are described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company believes that such alliances result in increased traffic to bn.com's online stores. bn.com's ability to generate revenues from e-commerce may depend on the increased traffic, purchases, advertising and sponsorships that bn.com expects to generate through such strategic alliances. There can be no assurance that these agreements will be maintained beyond their initial terms or that additional third-party agreements will be available to bn.com on acceptable commercial terms or at all. In addition, significant strategic alliance agreements, like those with AOL, have traditionally been exclusive arrangements. Accordingly, the failure to renew any such agreement may prevent bn.com from continuing such relationship for the term of any new agreement by such party with a competitor of bn.com. The inability to enter into new, and to maintain any one or more of its existing, significant strategic alliances could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. See "Business--Marketing and Promotion."

RISKS OF THE INTERNET AS A MEDIUM FOR COMMERCE

     Consumer use of the Internet as a medium for commerce is a recent phenomenon and is subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet or its viability for commerce may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation or taxation.

     While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. The increased use of the Internet as a medium for commerce raises concerns regarding Internet security, reliability, pricing, accessibility and quality of service. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, bn.com's business, financial condition, results of operations or prospects could be materially adversely affected. In addition, the nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry, comparison shopping and advertising revenue supported business models) may render it inherently more competitive than conventional retailing formats.

RAPID TECHNOLOGY CHANGE

     To remain competitive, bn.com must continue to enhance and improve the responsiveness, functionality and features of its online stores. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render bn.com's existing online stores and proprietary technology and systems obsolete. bn.com's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of a Web site and other proprietary technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require bn.com to devote substantial resources to modify and adapt its services. There can be no assurance that bn.com will successfully implement new technologies or adapt its online stores, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If bn.com is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, such failure could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

SECURITY RISKS

     Public concern over Internet security has been, and may continue to be, a hinderance to mass market commercial use of the Internet. Despite the implementation of network security measures by bn.com, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to bn.com's customers. Any computer break-in could affect consumer confidence in the security of bn.com and could seriously damage its business. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may hinder the growth of the Internet as a mass market medium for commerce.

RISK OF SYSTEM FAILURE OR INADEQUACY

     bn.com's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of bn.com's customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. From time to time, bn.com has experienced capacity constraints and failure of its information systems which have resulted in decreased levels of service delivery or interruptions in service to its customers. While bn.com continually reviews and seeks to upgrade its technical infrastructure and provides for system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in bn.com's operations could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

RISKS ASSOCIATED WITH DOMAIN NAMES

     bn.com currently holds various Web domain names relating to its brand, including "www.bn.com." Currently, the acquisition and maintenance of domain names is regulated by governmental agencies and their designees. For example, in the U.S., the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the U.S. and in foreign countries will change in the near future. Such changes in the U.S. will include a transition from the current system to a system which is controlled by a non-profit corporation and the possible creation of additional top-level domains. Requirements for holding domain names will also be affected. As a result, there can be no assurance that bn.com will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. bn.com, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of bn.com's trademarks and other proprietary rights. Any such inability could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to the access of the Internet or e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. Additionally, the rapid growth of e-commerce may trigger the development of tougher consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of bn.com's online stores or could otherwise have a material adverse effect on bn.com's business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

     Further, several telecommunications carriers have requested the Federal Communications Commission ("FCC") to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

INVESTMENT COMPANY ACT CONSIDERATIONS

     The Company does not believe that it is an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Because the Company, as sole Manager, controls bn.com, its interest in bn.com is not an "investment security" as that term is used in the Investment Company Act. If the Company were to cease participation in the management of bn.com, its interest in bn.com could be deemed an "investment security" for purposes of the Investment Company Act. Generally, a person is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). Following the Offering, the sole asset of the Company will be its equity interest in bn.com. A determination that such investment was an investment security could result in the Company being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. The Company and bn.com intend to conduct their operations so that the Company is not deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, restrictions imposed by the Investment Company Act, including limitations on the Company's capital structure and the Company's ability to transact with affiliates (including Barnes & Noble and Bertelsmann), could make it impractical for the Company to continue its business as currently conducted and could have a material adverse effect on the business of the Company and bn.com.

SALES AND OTHER TAXES

     bn.com, in accordance with current industry practice, does not currently collect sales or other taxes in respect of shipments of goods into states other than New York, New Jersey and Virginia or foreign countries other than Canada. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies such as bn.com which engage in e-commerce. A successful assertion by one or more states or foreign countries that bn.com should collect sales or other taxes on the sale of merchandise could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. While the Company does not believe that bn.com's relationship with Barnes & Noble would subject bn.com to sales or use taxes in any jurisdiction where Barnes & Noble operates a retail store, there can be no guarantee that a jurisdiction would not seek to impose a sales or use tax based on that relationship, or that if asserted by a jurisdiction, that bn.com would be successful in any challenge to such assertion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act which places a three-year moratorium on state and local taxes on (i) Internet access, unless such tax was already imposed prior to October 1, 1998, and (ii) discriminatory taxes on electronic commerce. There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, state and local governments would be free to impose taxes on electronically purchased goods which could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

     Due to the high level of uncertainty regarding the imposition of taxes on electronic commerce, a number of states, as well as a Congressional advisory commission, are reviewing appropriate tax treatment for online companies engaged in e-commerce. Any additional laws or regulations could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

FEDERAL TRADE COMMISSION REVIEW

     The Federal Trade Commission (the "FTC") is currently reviewing Barnes & Noble's proposed acquisition of the Ingram Book Company ("Ingram") pursuant to the pre-merger notification procedures of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in bn.com. Should the FTC determine that the Formation Transaction violated antitrust laws, it could seek to impose a number of remedies or penalties on bn.com, including the unwinding of the Formation Transaction. Should this occur, it could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects. See "Business--Legal Proceedings."

RISKS RELATING TO FUTURE ACQUISITIONS

     While bn.com will continually be searching for acquisition opportunities, there can be no assurance that bn.com will be successful in identifying attractive acquisitions. If any potential acquisition opportunities are identified, there can be no assurance that bn.com will consummate such acquisitions or, if any such acquisition does occur, that it will be successful in enhancing bn.com's business. bn.com may in the future face competition for acquisition opportunities, which may inhibit bn.com's ability to consummate suitable acquisitions and increase the expense of completing acquisitions. In addition, to the extent that bn.com completes acquisitions, such acquisitions could pose a number of special risks, including the diversion of management's attention, the assimilation of the operation and personnel of the acquired companies, the integration of acquired assets with existing assets, adverse short-term effect on reported operating results, the amortization of acquired intangible assets and the loss of key employees. Additionally, with respect to potential future acquisitions by bn.com, the Company's stockholders are not expected to have the right to vote on such acquisitions.

ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Class A Common Stock. Although the Company has filed an application to have the Class A Common Stock listed on the Nasdaq National Market, there can be no assurance that such application will be approved, or that an active public market will develop for the Class A Common Stock. The initial public offering price will be determined through negotiations between the Company and the Underwriters. The negotiated initial public offering price may not be indicative of the market price of the Class A Common Stock after the Offering. See "Underwriting."

RISKS OF POSSIBLE EXTREME VOLATILITY OF MARKET PRICE OF COMMON STOCK

     The Offering price that the Company has determined, with the assistance of the Underwriters, may have no relation to the price at which the Class A Common Stock trades after completion of the Offering. Among the factors considered in determining the initial public offering price will be the future prospects of bn.com and its industry in general, sales, earnings, and certain other financial and operating information of bn.com in recent periods, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to those of bn.com. The market price of the Class A Common Stock may be extremely volatile for many reasons, including:
(i) actual or anticipated variations in bn.com's revenues and operating results;
(ii) announcements of the development of improved technology; (iii) the use of new sales formats by bn.com or its competitors; (iv) changes in the financial forecasts by securities analysts; (v) new conditions or trends in the Internet and e-commerce; and (vi) general market conditions.

     Recently, market prices for Internet-based companies have experienced extreme price and volume fluctuations, particularly after initial public offerings. These fluctuations are often unrelated or disproportionate to the operating performance of those companies and may not be sustainable.

NO DIVIDENDS

     The Company has not declared or paid any dividends on its Common Stock and bn.com has not made any distributions to its members, since their respective dates of inception. Both the Company and bn.com do not currently anticipate paying any such dividends or distributions, except for amounts which may be distributed by bn.com to cover income tax liabilities, if any, of its members arising from the taxable income of bn.com. Cash distributions by bn.com may also be restricted by future debt covenants. Therefore, stockholders of the Company may not receive dividends.

HOLDING COMPANY STRUCTURE

     The Company is a holding company, the sole asset of which is its equity interest in bn.com. The Company has no independent means of generating revenues. As a member of bn.com, the Company will incur income taxes on its proportionate share of any net taxable income of bn.com. The Company intends to cause bn.com to distribute cash to its members in amounts sufficient to cover their tax liabilities, if any. To the extent the Company needs funds to pay such taxes or for any other purpose and bn.com is unable to provide such funds, it could have a material adverse effect on business, financial condition, results of operations or prospects of the Company. See "Dividend Policy."

POSSIBILITY OF DISPROPORTIONATE LOSS ALLOCATIONS

     Purchasers of the Class A Common Stock will have invested $450,000,000 in the Company ($517,500,000 if the Underwriters' over-allotment option is exercised in full), which will constitute the Company's investment in bn.com. Barnes & Noble and Bertelsmann will have invested $115,849,000 and $200,000,000, respectively, in bn.com as of the consummation of the Offering. Although losses from bn.com will generally be allocated approximately 82.1% to Barnes & Noble and Bertelsmann and approximately 17.9% to the Company (80.0% and 20.0%, respectively, if the Underwriters' over-allotment option is exercised in full), once the losses allocated to Barnes & Noble and Bertelsmann exceed the respective amount of their investment, losses will be allocated 100% to the Company.

DILUTION

     Purchasers of the Class A Common Stock offered hereby will (assuming the exchange of all outstanding Membership Units and the conversion of all outstanding shares of High Vote Stock into shares of Class A Common Stock) experience an immediate dilution in net tangible book value of $13.57 per share of Class A Common Stock purchased. To the extent outstanding options to purchase Class A Common Stock are exercised, there may be further dilution. Accordingly, should the Company be liquidated, investors may not receive the full amount of their investment. See "Dilution."

BROAD DISCRETION IN USE OF PROCEEDS

     Although the Company has generally provided for the use of the proceeds from the Offering, as of the date of this Prospectus, bn.com cannot specify with certainty the amount of the net proceeds of the Offering which will be allocated for each purpose. Accordingly, bn.com's management will have broad discretion in the application of the net proceeds. Holders of the Class A Common Stock may not agree with bn.com's allocation of the proceeds of the Offering. See "Use of Proceeds."

ANTI-TAKEOVER EFFECTS OF CHARTER, BY-LAWS AND DELAWARE LAW PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

     Following the Offering, the beneficial ownership of the High Vote Stock and approximately 82.2% of the Membership Units by Barnes & Noble and Bertelsman will give them voting control of the Company and will have the effect of preventing a change in control of the Company without their consent. Additionally, following the Offering, the Company's Board of Directors will have the authority to issue up to 50 million shares of Preferred Stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Class A Common Stock, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, the provisions of the Amended Charter, including its provisions that create a classified Board of Directors, and provisions of the Company's Amended and Restated By-laws (the "Amended By-laws") and of Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock and Membership Units--Anti-Takeover Effects of Provisions of Delaware Law and the Amended Charter and Amended By-laws."

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. bn.com's computer equipment and software and devices with embedded technology that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. There can be no assurance that bn.com's computer systems contain all necessary date code changes, or that, in the year 2000, bn.com's computer systems will be compatible with third-party software that may be integrated or used in conjunction with bn.com's computer systems.

     There can be no assurance that the computer systems necessary to run and maintain any of the Web sites which direct customers to bn.com's online store, or computer systems of bn.com's suppliers or shippers, will be year 2000 compliant. The failure of the computer systems of bn.com or its suppliers, service producers, or shippers to be year 2000 compliant could have a material adverse effect on bn.com's business, financial condition, results of operations or prospects.

     Should bn.com or its suppliers not become year 2000 compliant, in a reasonably likely worst case scenario, consumers may not be able to access bn.com's Web site without serious disruptions or there may be disruptions in shipping products purchased on bn.com's Web site. Additionally, computers used by bn.com's customers to access bn.com's online stores may not be year 2000 compliant, thereby delaying customers' purchases of bn.com products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

SHARES ELIGIBLE FOR FUTURE SALE

     Following the Offering, 25,000,000 shares of Class A Common Stock will be issued and outstanding. An additional 115,000,002 shares of Class A Common Stock will be issuable upon the conversion of High Vote Stock and exchange of Membership Units not owned by the Company, which shares have "demand" and "piggyback" registration rights attached to them and will become eligible for resale 180 days following the completion of the Offering, subject to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, as of March 31, 1999, 17,856,441 shares were issuable upon exercise of options granted under the Incentive Plan. Of these: (i) 1,185,937 will be eligible for sale immediately following the completion of the Offering; (ii) an additional 698,497 will be eligible for sale within 60 days following the completion of the Offering; and (iii) an additional 4,362,835 will become eligible for resale 180 days following the completion of the Offering, subject to Rule 144 under the Securities Act. The balance of shares issuable upon exercise of options relate to options which are not scheduled to vest within 180 days following the completion of the Offering. The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. See "Principal Stockholders," "Description of Capital Stock and Membership Units," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 25,000,000 shares of Class A Common Stock offered hereby are estimated to be $422 million (approximately
$485 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated Offering expenses.

     The Company will use the net proceeds of the Offering to acquire 25,000,000 Membership Units (28,750,000 Membership Units if the Underwriters' over-allotment option is exercised in full), representing an approximate 17.9% (or 20.0%, as the case may be) equity interest in bn.com. The price of the Membership Units to be acquired by the Company will equal the net price of shares of the Class A Common Stock sold in the Offering. See "Underwriting."

     Net proceeds to bn.com will be used to fund anticipated operating losses, including sales and marketing expenses and payments due under strategic alliances (including approximately $36.5 million which is currently due through 2001 under agreements with AOL and Lycos); enhancements to bn.com's online stores and other capital expenditures; working capital; and other general corporate purposes. In addition, bn.com may use a portion of such net proceeds to acquire or invest in complementary businesses, technologies, services or products, although there are no current agreements with respect to any such acquisitions, investments or other transactions. As of the date of this Prospectus, due to the rapidly changing business environment of the Internet (which is characterized by frequent changes in technology, wide fluctuations in the cost of advertising and strategic alliances, and the need for quick responses to competition), the Company cannot specify with certainty the particular uses for the net proceeds to be received by bn.com upon completion of the Offering. Accordingly, the Company will have broad discretion in directing the application of the net proceeds by bn.com.

     Pending utilization of the net proceeds of the Offering, the Company intends to cause bn.com to invest the funds in appropriate investments as determined by the Company.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its capital stock since inception and bn.com has not declared any distributions to its members since inception. Neither the Company nor bn.com expects to pay any cash dividends or distributions for the foreseeable future, except the Company expects to cause bn.com to pay distributions to its members to the extent necessary to enable such members (including the Company) to pay taxes incurred with respect to taxable income of bn.com. The Company currently intends to cause bn.com to retain future earnings, if any, to finance the expansion of the business of bn.com.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999: (i) the actual capitalization of bn.com; (ii) the actual capitalization of the Company; and
(iii) the pro forma capitalization of the Company and bn.com on a consolidated basis as adjusted to reflect the Recapitalization and the issuance and sale by the Company of the shares of Class A Common Stock offered by the Company hereby, after deducting the underwriting discount and commissions and estimated offering expenses, the receipt of the estimated proceeds therefrom and the purchase of 25,000,000 Membership Units.

                                                                                  AS OF MARCH 31, 1999
                                                                     ----------------------------------------------
                                                                        BN.COM          COMPANY        PRO FORMA
                                                                     --------------    ------------    ------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                      (UNAUDITED)
Cash and cash equivalents.........................................    $     60,936       $     --        $583,164(1)
                                                                      ------------       --------        --------
                                                                      ------------       --------        --------
Debt..............................................................    $         --       $     --        $     --
Minority interest.................................................              --             --         509,456(2)
Members' equity...................................................         148,931             --              --(3)
Stockholders' equity:
  Preferred Stock; $0.001 par value; 50,000,000 shares authorized;
     none issued and outstanding..................................              --             --              --
  Common Stock $0.001 par value; 100 shares issued and outstanding
     on an actual basis; none on a pro forma basis................              --             --              --
  Common Stock Class A; $0.001 par value; 750,000,000 shares authorized; none issued and outstanding on an actual basis,
     25,000,000 issued and outstanding on a pro forma basis.......              --             --              25
  Common Stock Class B; $0.001 par value; 1,000 shares authorized;
     none issued and outstanding on an actual basis, 1 share
     issued and outstanding on a pro forma basis..................              --             --              --
  Common Stock Class C; $0.001 par value; 1,000 shares authorized;
     none issued and outstanding on an actual basis, 1 share
     issued and outstanding on a pro forma basis..................              --             --              --
  Paid-in capital.................................................              --             --         111,050
                                                                      ------------       --------        --------
     Total stockholders' equity...................................              --             --         111,075
                                                                      ------------       --------        --------
       Total capitalization.......................................    $    148,931       $     --        $620,531
                                                                      ------------       --------        --------
                                                                      ------------       --------        --------

------------------
(1) Reflects the receipt of the Offering proceeds of approximately $422 million (after deducting the underwriting discount and commissions and estimated offering expenses), the $50 million cash contribution by Bertelsmann, and the reclassification of approximately $51 million restricted cash to cash and cash equivalents.

(2) Reflects aggregate ownership of 82.1% of bn.com by Barnes & Noble and Bertelsmann.

(3) Reflects members' equity of bn.com and the reclassification to minority interest.

                                    DILUTION

     The following table illustrates the dilution in pro forma net tangible book value (total assets less total liabilities) on a per share basis, assuming the exchange of all outstanding Membership Units for, and the conversion of all outstanding shares of High Vote Stock into, 115,000,002 shares of Class A Common Stock as of the date of the Offering and the issuance of 25,000,000 shares of Class A Common Stock offered herewith. See "Shares Eligible for Future Sale."

Initial public offering price per share........................................................            $18.00
  Pro forma net tangible book value per share at March 31, 1999................................   $1.30
  Increase in pro forma net tangible book value per share attributable to new investors
     purchasing shares in the Offering.........................................................    3.13
                                                                                                           ------
Pro forma net tangible book value per share after the Offering.................................              4.43
                                                                                                           ------
Pro forma dilution per share to new investors assuming full conversion of all Membership Units
  into shares of Class A Common Stock..........................................................            $13.57
                                                                                                           ------
                                                                                                           ------

     The following table summarizes the relative investment in bn.com of the existing members and the Company, giving pro forma effect to the sale of Membership Units to the Company. The foregoing table assumes no exercise of the Underwriters' over-allotment options.

                                                     SHARES PURCHASED            CONSIDERATION         AVERAGE
                                                  ----------------------    -----------------------    PRICE PER
                                                    NUMBER       PERCENT        PAID        PERCENT     SHARE
                                                  -----------    -------    ------------    -------    ---------
Existing members...............................   115,000,002      82.1%    $315,849,000      41.2%     $  2.75
The Company....................................    25,000,000      17.9      450,000,000      58.8        18.00
                                                  -----------     -----     ------------     -----
  Total........................................   140,000,002     100.0%    $765,849,000     100.0%
                                                  -----------     -----     ------------     -----
                                                  -----------     -----     ------------     -----

     The foregoing discussion and table assumes no exercise of any stock options outstanding. At March 31, 1999, there were options outstanding to purchase 17,856,441 shares of Class A Common Stock at a weighted-average exercise price of $4.36 per share. To the extent that any of these options are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA
                           (IN THOUSANDS OF DOLLARS)

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The following table sets forth the historical selected data for bn.com for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999. This data, other than the March 31, 1998 and 1999 data, has been derived from the Financial Statements, which have been audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this Prospectus. Also set forth below are the pro forma Statement of Operations Data for the Company and bn.com on a consolidated basis for the year ended December 31, 1998 and the three-month period ended March 31, 1999, which reflects the Recapitalization and the completion of the Offering as if they had occurred on January 1, 1998, and the pro forma Balance Sheet Data for the Company and bn.com on a consolidated basis as of March 31, 1999 which reflects the Recapitalization, the contribution by Bertelsmann of an additional $50 million in cash prior to the completion of the Offering and the completion of the Offering as if they had occurred on March 31, 1999. The operating results are not necessarily indicative of the operating results for any future period.

                                                    BN.COM                                  COMPANY(1)(2)
                                -----------------------------------------------    -------------------------------
                                                             THREE MONTHS                          THREE MONTHS
                                     YEAR ENDED                  ENDED             YEAR ENDED         ENDED
                                   DECEMBER 31,               MARCH 31,            DECEMBER 31,     MARCH 31,
                                --------------------    -----------------------       1998             1999
                                  1997        1998        1998         1999        PRO FORMA        PRO FORMA
                                --------    --------    --------    -----------    ------------    ---------------
                                                              (UNAUDITED)                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................   $ 11,949    $ 61,834    $  9,013     $  32,317       $ 61,834         $  32,317
Cost of sales................     10,117      47,569       7,003        25,016         47,569            25,016
                                --------    --------    --------     ---------       --------         ---------
    Gross profit.............      1,832      14,265       2,010         7,301         14,265             7,301
                                --------    --------    --------     ---------       --------         ---------
Operating expenses:
  Marketing and sales........      8,855      70,423       6,613        18,909         70,423            18,909
  Product development........      3,256       8,532       1,804         3,519          8,532             3,519
  General and
    administrative...........      3,273      19,166       3,089         6,107         19,166             6,107
                                --------    --------    --------     ---------       --------         ---------
    Total operating
      expenses...............     15,384      98,121      11,506        28,535         98,121            28,535
                                --------    --------    --------     ---------       --------         ---------
Operating loss...............    (13,552)    (83,856)     (9,496)      (21,234)       (83,856)          (21,234)
Interest income, net.........         --         708          --         1,016            708             1,016
                                --------    --------    --------     ---------       --------         ---------
Loss before minority
  interest...................    (13,552)    (83,148)     (9,496)      (20,218)       (83,148)          (20,218)
Minority interest............         --          --          --            --         68,265 (3)        16,599 (3)
                                --------    --------    --------     ---------       --------         ---------
Net loss.....................   $(13,552)   $(83,148)   $ (9,496)    $ (20,218)      $(14,883)(4)     $  (3,619)(4)
                                --------    --------    --------     ---------       --------         ---------
                                --------    --------    --------     ---------       --------         ---------

------------------

                                                                                                      AS OF
                                                                                                    MARCH 31,
                                AS OF DECEMBER 31,                    AS OF                            1999
                                --------------------                MARCH 31,                          1999
                                  1997        1998                     1999                         PRO FORMA
                                --------    --------                -----------                    ---------------
                                                                    (UNAUDITED)                      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents....   $     --    $ 96,940                 $  60,936                        $ 583,164
Working capital..............      3,176      78,681                    57,057                          579,285
Total assets.................     26,327     202,144                   168,208                          639,808
Minority interest(5).........         --          --                        --                          509,456
Equity(6)....................   $ 19,213    $169,149                 $ 148,931                        $ 111,075

------------------
(1) Represents the consolidated financial data of the Company and bn.com on a pro forma basis.

(2) Reflects the structure of the Company and bn.com as of the date of the completion of the Offering, the receipt of the Offering proceeds of approximately $422 million (after deducting the underwriting discount and commissions and estimated Offering expenses), and gives effect to the Recapitalization, the reclassification of approximately $51 million restricted cash to cash and cash equivalents, and the contribution by Bertelsmann of

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    an additional $50 million in cash prior to the completion of the Offering. The pro forma operating results are not necessarily indicative of future results because, among other things, they do not reflect any earnings from the investments of the net proceeds of the Offering. See "Corporate History and Recapitalization."

(3) Represents the allocation of approximately 82.1% of the loss to Barnes & Noble and Bertelsmann.

(4) Represents the net loss attributable to the Company.

(5) Includes the reclassification of the equity interest of Barnes & Noble and Bertelsmann to minority interest, and the additional $50 million contribution by Bertelsmann in cash prior to the completion of the Offering.

(6) The actual amounts as of December 31, 1997, December 31, 1998 and March 31, 1999 reflect the members' equity of bn.com. The pro forma amount reflects stockholders' equity of the Company and the reclassification of members' equity to minority interest after the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a holding company that, pursuant to the terms of the Operating Agreement, will act as the sole Manager of, and will control all the affairs of, bn.com. As of the date of the Prospectus, the Company has no other business. See "Management--Governance Documents." The following is a discussion of the operations of bn.com and should be read in conjunction with the Financial Statements of the Company and bn.com and related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company and bn.com's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     In 1996, recognizing increasing opportunities in e-commerce, Barnes & Noble began expending significant resources to enter this market. bn.com, whose business was originally commenced in January 1997, launched its initial online store in March 1997. See "Corporate History and Recapitalization."

     Since its inception, bn.com has incurred significant net losses primarily as a result of development costs associated with opening its online stores and its marketing efforts, which include payments to strategic alliance partners (cumulatively $27.2 million through March 31, 1999) such as AOL, Microsoft and Lycos, as well as payments made for advertising (cumulatively $49.0 million through March 31, 1999). From inception through March 31, 1999, bn.com had accumulated net losses of $116.9 million. As bn.com seeks to aggressively expand the business of its online stores, the Company believes that bn.com's operating expenses will significantly increase as a result of the financial commitments related to the development of marketing channels, future strategic relationships, and enhancements to its online stores and other capital expenditures. The Company expects that bn.com will continue to incur losses and generate negative cash flow from operations for the foreseeable future. Since bn.com has relatively low gross margins compared to traditional "bricks and mortar" retailers, the ability of bn.com to enhance profitability depends upon its ability to substantially increase its net sales. In view of the rapidly changing nature of bn.com's business and its limited operating history, the Company believes that period-to-period comparisons of the operating results of bn.com, including bn.com's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.

     The financial information included herein may not necessarily be indicative of the financial position, results of operations and cash flows had bn.com been operating as a separate stand-alone company during the periods presented.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1999 AND 1998

     The following table sets forth statement of operations data as a percentage of net sales for the period:

                                                                                                THREE MONTHS ENDED
                                                                                              ----------------------
                                                                                              MARCH 31,    MARCH 31,
                                                                                                1998        1999.
                                                                                              ---------    ---------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..................................................................................      100.0%       100.0%
Cost of sales..............................................................................       77.7         77.4
                                                                                               -------      -------
Gross profit...............................................................................       22.3         22.6
                                                                                               -------      -------
Operating expenses:
  Marketing and sales......................................................................       73.4         58.5
  Product development......................................................................       20.0         10.9
  General and administrative...............................................................       34.3         18.9
                                                                                               -------      -------
     Total operating expenses..............................................................      127.7         88.3
                                                                                               -------      -------
Operating loss.............................................................................     (105.4)       (65.7)
Interest income, net.......................................................................         --          3.1
                                                                                               -------      -------
Net loss...................................................................................     (105.4)%      (62.6)%
                                                                                               -------      -------
                                                                                               -------      -------

          NET SALES. Net sales include the sale of books and related products, net of returns (which are not significant), and outbound shipping charges. Net sales increased 259% to $32.3 million for the three months ended March 31, 1999 from $9.0 million for the three months ended March 31, 1998. The increase was primarily attributed to a significant increase in units sold due to the growth of the related customer base. International sales represented 8.9% and 12.0% of net sales for the three months ended March 31, 1999 and 1998, respectively.

          COST OF SALES. Cost of sales consists primarily of the cost of merchandise sold and outbound and inbound shipping costs. Cost of sales increased 257% to $25.0 million for the three months ended March 31, 1999 compared with $7.0 million for the three months ended March 31, 1998, due to bn.com's increased sales volume. As a percentage of sales, cost of sales decreased from 77.7% for the three months ended March 31, 1998 to 77.4% for the comparable period in 1999. In the future, bn.com may expand or increase the discount it offers to its customers as well as expand its product offerings to areas which may have lower gross margins than its existing business.

          MARKETING AND SALES EXPENSES. Marketing and sales expenses consist of expenditures related to advertising and promotion, public relations, payroll and related expenses for personnel engaged in marketing, selling and fulfillment activities. As a percentage of sales, marketing and sales expenses decreased to 58.5% in the first quarter of 1999 from 73.4% in the comparable prior year period. Marketing and sales expenses increased 186% to $18.9 million for the three months ended March 31, 1999 from $6.6 million for the three months ended March 31, 1998. The increase in expense was primarily due to bn.com's aggressive marketing and branding campaign which commenced in 1998 and continued into 1999, and included advertising and promotional expenditures, costs associated with strategic marketing agreements with leading high-traffic Web sites and AOL, and increased personnel and related expenses required to implement bn.com's marketing strategy and to fulfill the increased sales volume. The Company anticipates bn.com's marketing and sales expenses to increase as it continues to pursue its aggressive promotional and advertising campaign. For a discussion of costs associated with material marketing agreements, see "--Liquidity and Capital Resources."

          PRODUCT DEVELOPMENT EXPENSES. Product development expenses consist principally of payroll and related expenses for development, editorial and network operations personnel and consultants, systems and telecommunications infrastructure and costs of licensed content and updates thereto. Product development expenses increased 95% to $3.5 million for the three months ended

March 31, 1999 from $1.8 million for the three months ended March 31, 1998. This increase was primarily due to increased staffing and associated costs related to building and enhancing the features, content and functionality of bn.com's online stores and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure. The Company expects bn.com's expenses to increase as bn.com continues to enhance the customer online shopping experience, expand its staff and incur additional costs related to the growth of its business.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, other general corporate expenses, depreciation and amortization and the allocation of direct costs for services provided by Barnes & Noble. General and administrative expenses increased 98% to $6.1 million for the three months ended March 31, 1999 from $3.1 million for the three months ended March 31, 1998. This increase was primarily due to increased salaries and related expenses associated with the recruiting and hiring of additional personnel and a $1.4 million increase in depreciation and amortization. The Company expects bn.com's general and administrative expenses to continue to increase as bn.com expands its staff and incurs additional costs to support the growth of its business.

          INTEREST INCOME, NET. Net interest income on cash and cash equivalents of $1.0 million was recorded in 1999, due to capital contribution to bn.com by Bertelsmann.

          NET LOSS. As a result of the factors discussed above, bn.com's net loss increased to $20.2 million for the three months ended March 31, 1999 from $9.5 million for the three months ended March 31, 1998.

     YEARS ENDED DECEMBER 31, 1998 AND 1997

     The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     -----------------------------
                                                                                       1997                1998
                                                                                     ---------           ---------
STATEMENT OF OPERATIONS DATA:
Net sales.........................................................................      100.0%              100.0%
Cost of sales.....................................................................       84.7                76.9
                                                                                      -------             -------
Gross profit......................................................................       15.3                23.1
                                                                                      -------             -------
Operating expenses:
  Marketing and sales.............................................................       74.1               113.9
  Product development.............................................................       27.2                13.8
  General and administrative......................................................       27.4                31.0
                                                                                      -------             -------
     Total operating expenses.....................................................      128.7               158.7
                                                                                      -------             -------
Operating loss....................................................................     (113.4)             (135.6)
Interest income, net .............................................................         --                 1.1
                                                                                      -------             -------
Net loss..........................................................................     (113.4)%            (134.5)%
                                                                                      -------             -------
                                                                                      -------             -------

          NET SALES. bn.com launched its initial online store in March 1997, when it became the exclusive bookseller in AOL's Marketplace. Net sales increased 419% from $11.9 million for the year ended December 31, 1997 to $61.8 million for the year ended December 31, 1998. The increase was primarily attributed to a significant increase in units sold due to the growth of bn.com's online stores and the related customer base. International sales represented 9.9% and 10.0% of net sales for the year ended December 31, 1997 and December 31, 1998, respectively.

          COST OF SALES. Cost of sales increased 371% to $47.6 million for the year ended December 31, 1998 compared with $10.1 million for the year ended December 31, 1997, due to bn.com's increased sales volume. As a percentage of sales, cost of sales decreased from 84.7% for the year ended December 31, 1997 to 76.9% for the comparable period in 1998. The improvement is primarily attributed to the increase in the percentage of purchases made through the Barnes & Noble distribution facility, which increased from 38.5% in the year ended December 31, 1997 to 60.3% in the year ended December 31, 1998.

          MARKETING AND SALES EXPENSES. Marketing and sales expenses increased 691% from $8.9 million for the year ended December 31, 1997 to $70.4 million for the year ended December 31, 1998. This increase was primarily due to bn.com's aggressive marketing and branding campaign which was commenced in 1998 and included advertising and promotional expenditures, costs associated with strategic marketing agreements with leading high-traffic Web sites and AOL, and increased personnel and related expenses required to implement bn.com's marketing strategy and to fulfill the increased sales volume.

          PRODUCT DEVELOPMENT EXPENSES. Product development expense increased 158% from $3.3 million for the year ended December 31, 1997 to $8.5 million for the year ended December 31, 1998. This increase was primarily due to increased staffing and associated costs related to building and enhancing the features, content and functionality of bn.com's online stores and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 482% from $3.3 million for the year ended December 31, 1997 to $19.2 million for the year ended December 31, 1998. This increase was primarily due to increased salaries and related expenses associated with the recruiting and hiring of additional personnel and a $4.5 million increase in depreciation and amortization.

          INTEREST INCOME, NET. Net interest income on cash and cash equivalents of $0.7 million in 1998 was recorded subsequent to the Formation Transaction and the investment by Bertelsmann in bn.com.

          NET LOSS. As a result of the factors discussed above, bn.com's net loss increased 511% from $13.6 million for the year ended December 31, 1997 to $83.1 million for the year ended December 31, 1998.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table sets forth certain unaudited quarterly statement of operations data for the eight quarters ended March 31, 1999. This unaudited quarterly information has been derived from unaudited financial statements of bn.com and, in the opinion of the Company's management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the Financial Statements and the notes thereto. The operating results for the quarter are not necessarily indicative of the operating results for any future period.

                                                                         QUARTER ENDED
                                                                          (UNAUDITED)
                              ----------------------------------------------------------------------------------------------------
                              JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,
                                1997       1997           1997         1998         1998       1998           1998         1999
                              --------  -------------  ------------  ---------    --------  -------------  ------------  ---------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.................... $ 1,593     $   3,252      $  7,060    $  9,013     $ 11,380    $  15,561      $ 25,880    $  32,317
Cost of sales................   1,384         2,726         5,958       7,003        8,733       12,001        19,832       25,016
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Gross profit.................     209           526         1,102       2,010        2,647        3,560         6,048        7,301
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Operating expenses:
 Marketing and sales.........     413         2,954         5,407       6,613       19,471       14,685        29,654       18,909
 Product development.........     458         1,098         1,626       1,804        2,129        2,046         2,553        3,519
 General and
   administrative............     154         1,336         1,760       3,089        4,782        5,397         5,898        6,107
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Total operating expenses.....   1,025         5,388         8,793      11,506       26,382       22,128        38,105       28,535
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Operating loss...............    (816)       (4,862)       (7,691)     (9,496)     (23,735)     (18,568)      (32,057)     (21,234)
Interest income, net ........      --            --            --          --           --           --           708        1,016
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Net loss..................... $  (816)    $  (4,862)     $ (7,691)   $ (9,496)    $(23,735)   $ (18,568)     $(31,349)   $ (20,218)
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------


                                                                         QUARTER ENDED
                                                                          (UNAUDITED)
                              ----------------------------------------------------------------------------------------------------
                              JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,    JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,
                                1997       1997           1997         1998         1998       1998           1998         1999
                              --------  -------------  ------------  ---------    --------  -------------  ------------  ---------
AS A PERCENTAGE OF NET SALES:
Net sales....................   100.0%        100.0%        100.0%      100.0%       100.0%       100.0%        100.0%       100.0%
Cost of sales................    86.9          83.8          84.4        77.7         76.7         77.1          76.6         77.4
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
 Gross margin................    13.1          16.2          15.6        22.3         23.3         22.9          23.4         22.6
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Operating expenses:
 Marketing and sales.........    25.9          90.8          76.6        73.4        171.1         94.4         114.6         58.5
 Product development.........    28.8          33.8          23.0        20.0         18.7         13.1           9.9         10.9
 General and
   administrative............     9.6          41.1          24.9        34.3         42.1         34.7          22.8         18.9
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Total operating expenses.....    64.3         165.7         124.5       127.7        231.9        142.2         147.3         88.3
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Operating loss...............   (51.2)       (149.5)       (108.9)     (105.4)      (208.6)      (119.3)       (123.9)       (65.7)
Interest income, net.........      --            --            --          --           --           --           2.8          3.1
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
Net loss.....................   (51.2)%      (149.5)%      (108.9)%    (105.4)%     (208.6)%      (119.3)%     (121.1)%      (62.6)%
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------
                              --------    ---------      --------    ---------    --------    ---------      --------    ---------

     The Company expects that bn.com will experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside bn.com's control. Factors that may adversely affect bn.com's quarterly operating results include: (i) bn.com's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; (ii) bn.com's ability to acquire product and to manage fulfillment operations; (iii) bn.com's ability to maintain gross margins in its existing business and in future product lines and markets; (iv) the development, announcement, or introduction of new sites, services and products by bn.com and its competitors; (v) price competition; (vi) bn.com's ability to upgrade and develop its systems and infrastructure; (vii) the level of use of the Internet and increasing consumer acceptance of the Internet for the purchase of consumer products such as those offered by bn.com; (viii) bn.com's ability to attract new and qualified personnel in a timely and effective manner; (ix) the level of traffic on bn.com's online store; (x) bn.com's ability to manage effectively its development of new business segments and markets; (xi) bn.com's ability to successfully manage the integration of operations and technology of acquisitions and other business combinations; (xii) technical difficulties, system downtime or Internet brownouts; (xiii) the amount and timing of operating costs and capital expenditures relating to expansion of bn.com's business, operations and infrastructure; (xiv) the level of returns experienced by bn.com; (xv) governmental regulation and taxation policies; (xvi) disruptions in service by common carriers due to strikes or otherwise; and (xvii) general economic conditions and economic conditions specific to the Internet, e-commerce and the book industry. Additionally, the Company expects that bn.com will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns.

INCOME TAXES

     Through October 31, 1998, bn.com, as a wholly-owned subsidiary, was included in Barnes & Noble's U.S. consolidated income tax returns. As such, any benefit for income taxes due to losses generated by bn.com prior to November 1, 1998 have been utilized by Barnes & Noble. Consequently, such losses are not available to offset any further tax liability. Effective November 1, 1998, bn.com, as a result of the Formation Transaction, was no longer a subsidiary of Barnes & Noble and as a limited liability company is not considered a taxable entity for Federal income tax purposes and most state income tax purposes. Any taxable income or losses recorded subsequent to the Formation Transaction are reported by the members on their respective income tax returns. Immediately following the Offering, the Company will own an approximate 17.9% equity interest in bn.com and will receive its pro rata share of income and loss, and Barnes & Noble and Bertelsmann will each own an approximate 41.1% equity interest in bn.com. As a result of the Formation Transaction, no tax benefits have been allocated to bn.com for its losses for all periods presented.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flows used by operating activities were $32.0 million for the three months ended March 31, 1999 and $16.7 million for the three months ended March 31, 1998. Cash used in the first quarter of 1999 was attributable to a net loss of $20.2 million, a decrease of $12.0 million in accrued liabilities and a $5.1 million decrease in amounts due to affiliates partially offset by an increase in accounts payable. Cash used in the first three months of 1998 was attributable to a net loss of $9.5 million and an increase in prepaid expenses and other current assets. Net cash flows used by operating activities were $14.4 million for the year ended December 31, 1997 and $54.7 million for the year ended December 31, 1998. Cash used in operating activities in 1997 was attributable to a net loss of $13.6 million and increases in prepaid expenses and other current assets of $9.2 million, partially offset by increases in accounts payable and accrued liabilities as well as depreciation and amortization. Cash used by operating activities in 1998 was attributable to a net loss of $83.1 million partially offset by increases in payables to affiliates and accrued liabilities as well as depreciation and amortization.

     Net cash used in investing activities of $3.8 million for the three months ended March 31, 1999 and $8.2 million for the three months ended March 31, 1998 was attributable to purchases of fixed assets. Net cash flows used by investing activities were $18.3 million and $81.5 million for the years ended
December 31, 1997 and 1998, respectively. The increase in 1997 was primarily attributable to purchases of fixed assets. The increase in 1998 was attributable to purchases of fixed assets and an increase of $50.4 million in restricted cash. For a discussion of restricted cash, see "Note 2 of Notes to Financial Statements of bn.com."

     Net cash flows from financing activities of $24.9 million in the first three months of 1998 resulted from member contributions to bn.com. Net cash flows from financing activities of $32.8 million and $233.1 million for the years ended December 31, 1997 and 1998, respectively, resulted from member contributions to bn.com.

     On November 1, 1997, bn.com and AOL formed a four-year strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for bn.com to be featured as the exclusive online book retailer within AOL's commercial service which has approximately 17 million members, but which does not include AOL.com. The AOL Agreement also gives bn.com an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Agreement, bn.com will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $8.0 million has been paid as of December 31, 1998, $10.0 million will be paid for in 1999 and $11.0 million will be paid in each of 2000 and 2001. The AOL Agreement also contains revenue sharing provisions for sales over specified amounts. As of the date of this Prospectus, no fees have been incurred pursuant to such revenue sharing provisions. The Company expects bn.com to amortize the costs associated with the AOL Agreement over the contract term of four years. Upon expiration of the AOL Agreement, AOL has the right to renew the AOL Agreement for up to five successive one-year renewal terms. The AOL Agreement may be terminated by either party upon a material breach by the other party which is not cured within 30 days of notice, upon the bankruptcy or insolvency of the other party or upon a change of control of the other party resulting in such other party being controlled by a competitor of the terminating party.

     On July 31, 1997, bn.com entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which bn.com is the exclusive bookseller on the Lycos site and Lycos has agreed to limit the sale of advertisements on its site to two of bn.com's competitors. Under the Lycos Agreement, visitors to Lycos' Web site may readily link to bn.com's online stores on the Web, which is promoted by Lycos using content provided by bn.com, for the online purchase of books and related information products. Lycos has also (on a non-exclusive basis) licensed the use by bn.com of its proprietary software-based search tools and certain of its trademarks and trade names. The Lycos Agreement provides for bn.com to pay Lycos an annual fee of $4.5 million per year through the year 2000, adjusted in the third year by mutual consent of the parties based on increases or decreases in Lycos' Web site traffic in the second year of the Lycos Agreement. In addition, bn.com is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. As of the date of this Prospectus, no such additional fees have been incurred. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer bn.com the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement. The Lycos Agreement may be terminated by either party on the occurrence of bankruptcy-related events of the other, an uncured material breach by the other or the failure to reach agreement on the adjustments to be made to the annual fee applicable to the third year of the Lycos Agreement.

     On October 1, 1998, bn.com entered into a one-year e-commerce merchant agreement with Microsoft Corporation (the "MSN Agreement"), pursuant to which bn.com is given premier placements on MSN.com and MSN.com is linked to bn.com's online stores. The MSN Agreement also provides bn.com with a broad set of feature placements throughout MSN.com. In consideration of the services provided under the MSN Agreement, bn.com has paid Microsoft $3.0 million. In addition, bn.com is required to pay Microsoft a percentage of all revenues generated through links from MSN.com, with all payments of fees first credited against the initial payment of $3.0 million. As of the date of this Prospectus, no additional fees have been incurred. Either party may suspend its obligations under the MSN Agreement if the other party fails to cure an event of default within the time periods specified therein. The MSN Agreement may be terminated by either party at any time on 60 days prior written notice. Upon expiration of the MSN Agreement, bn.com has a right of first negotiation to renew the agreement. In addition, if such negotiations fail, bn.com has a right of first refusal relating to any agreement negotiated by MSN with a third party in connection with the sale of books.

     A 1992 Supreme Court decision confirmed that the Commerce Clause of the United States Constitution prevents a state from requiring the collection of its sales and use tax by a mail-order company unless such company has a physical presence in the state. However there continues to be uncertainty due to inconsistent application of the Supreme Court decision by state and federal courts. bn.com attempts to conduct its operations with its interpretation of the applicable legal standard, but there can be no assurance that such compliance will not be challenged. In recent challenges, various states have sought to require companies to begin collection of sale and use taxes and/or pay taxes from previous sales. As of the date of this Prospectus, bn.com has not received assessments from any state. The Supreme Court decision also established that Congress has the power to enact legislation which would permit states to require collection of sales and use taxes by mail-order companies. Congress has from time to time considered proposals for such legislation. The Company anticipates that any legislative change, if adopted, would be applied on a prospective basis. While there is no case law on the issue, the Company believes that this analysis would also apply to bn.com's online business. Recently several states and local jurisdictions have expressed an interest in taxing e-commerce companies who do not have any contacts with their jurisdictions other than selling products online to customers in such jurisdictions. The Internet Tax Freedom Act imposed a moratorium on new taxes or levies on e-commerce for a three-year period. However, there is a possibility that Congress may not renew this legislation in 2001. Any such taxes could have an adverse effect on e-commerce, including bn.com's business. See "Risk Factors--Sales and Other Taxes."

     bn.com's capital requirements depend on numerous factors, including the rate of market acceptance of bn.com's online stores, the ability to expand bn.com's customer base, the cost of upgrades to its online stores, the level of expenditures for sales and marketing, the level of investment in distribution and other factors. The timing and amount of such capital requirements cannot accurately be predicted. Additionally, bn.com will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. The Company believes that the net proceeds from the Offering, the $50 million additional cash contribution to be made by Bertelsmann prior to the completion of the Offering, bn.com's $112 million of available cash and its operating revenue will be sufficient to meet anticipated cash needs for at least the next 12 months.

YEAR 2000

     YEAR 2000 COMPLIANCE

     Beginning in the Year 2000, the date fields coded in some software products and computer systems will need to accept four digit entries in order to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.

     STATE OF READINESS

     bn.com has developed a remediation plan for the Year 2000 issue that involves identification, assessment and testing of the equipment and systems affected:

     o an assessment of information technology (IT) equipment and systems, which includes web servers and web serving technology, has been done;

     o an assessment of non-information technology (non-IT) embedded systems such as building security, voice mail, fire prevention, climate control and other systems has been completed; and

     o the readiness of significant third party vendors and suppliers of services is being analyzed.

     The evaluation, which is expected to be completed by the third quarter of 1999, covers the following phases:

     o development of an inventory of all IT equipment and systems and non-IT systems that are potentially affected (100% complete);

     o determination of those systems that require repair or replacement (70% complete);

     o repair or replacement of those systems (25% complete);

     o testing of those repaired or replaced systems (25% complete); and

     o creation of contingency plans in the event of Year 2000 failures (25% complete).

     To date, less than 10% of assessed systems have required repair or replacement. Non-IT systems and internally developed programs have been reviewed, and are not considered to be date sensitive to the Year 2000. Based on this evaluation, the Company's management does not believe that bn.com's systems and programs present Year 2000 issues, and generally believes that they will be Year 2000 compliant.

     Although the Company's management believes that bn.com will be Year 2000 compliant, third party equipment and software is used that may not be Year 2000 compliant. An evaluation of the Year 2000 compliance of the third party products used in bn.com internal systems and major vendors have begun, but bn.com is unable to predict the extent to which:

     o the Year 2000 issue will affect suppliers; or

     o bn.com would be vulnerable to the suppliers' failure to remediate any Year 2000 issues on a timely basis.

     All vendors and suppliers have been placed in a priority category according to their importance to bn.com business. Letters have been sent to all vendors and suppliers with an operating impact seeking details of the status of their Year 2000 program. Vendor and supplier readiness is being assessed and tracked. As of the date of this Prospectus, replies to approximately 60% of letters have been received. These replies generally indicate that the subject vendors and suppliers are making best efforts but cannot ensure Year 2000 compliance. The Company's management expects to have certification that all vendors and suppliers with an operating impact are Year 2000 compliant by the third quarter of 1999. Plans are being developed to ensure continued availability of service through alternate channels in the event that satisfactory commitments are not received from vendors and suppliers with an operating impact. For the highest priority vendors and suppliers, where business risk warrants it, bn.com is planning to conduct, in the third quarter, an integration test of Y2K compliance where specific dates are simulated. These vendors and suppliers include merchandise suppliers such as Barnes & Noble, Ingram Book Group, Baker & Taylor and Alliance Entertainment Corp, and package delivery services such as United Parcel Service and the United States Postal Service. The failure of one of these highest priority vendors or suppliers to convert its systems on a timely basis or in a manner compatible with bn.com's systems could cause bn.com to incur unanticipated expenses to remedy any problems and could adversely affect its business. In addition, the software and hardware products used by affiliate Web sites, advertisers, customers, governmental agencies, public utilities, telecommunication companies and others, may not be Year 2000 compliant. If these products are not Year 2000 compliant, customers' ability to use bn.com's Web site may be disrupted.

     COSTS TO ADDRESS YEAR 2000 COMPLIANCE

     To date, bn.com has incurred approximately $0.4 million in connection with identifying or evaluating Year 2000 compliance issues. Most of these expenses have related to the opportunity cost of time spent by bn.com's employees evaluating its software, the current versions of its products and Year 2000 compliance matters generally. The Company expects that bn.com's future Year 2000 costs will be approximately $1.0 million and will be funded out of cash on hand. However, the full impact of the Year 2000 issues cannot be determined at this time. The failure by certain third parties to address their Year 2000 issues on a timely basis could adversely affect bn.com's business.

     CONTINGENCY PLAN

     bn.com has not yet completed its Year 2000 contingency plans. Such plans include, but are not limited to, using alternative suppliers and establishing contingent supply arrangements. The Company expects bn.com to have such plans in place by the end of the second quarter of 1999. The worst case scenario related to Year 2000 issues would involve a major shutdown of the Internet, which would result in the loss of bn.com's principal revenue source until the shutdown was resolved.

                     CORPORATE HISTORY AND RECAPITALIZATION

     Prior to October 31, 1998, the business of bn.com was conducted by a wholly owned subsidiary of Barnes & Noble, which subsidiary was originally incorporated on January 14, 1997 in the State of Delaware under the name Barnes & Noble Online, Inc. ("B&N Online"). As of October 31, 1998, in connection with the Formation Transaction, B&N Online contributed substantially all of its assets and liabilities to bn.com and Bertelsmann contributed $150 million in cash to bn.com and agreed to contribute an additional $50 million in cash to bn.com (which will be contributed prior to the completion of the Offering). Bertelsmann also paid Barnes & Noble $75 million and will pay Barnes & Noble an additional $25 million following the consummation of the Offering. The completion of the foregoing transactions resulted in Barnes & Noble and Bertelsmann each having a 50% beneficial interest in bn.com. Subsequent to the Formation Transaction, B&N Online changed its name to B&N Sub Corp.

     On March 10, 1999, Barnes & Noble caused B&N Sub Corp. to establish the Company as a new Delaware subsidiary wholly-owned by B&N Sub Corp. On May 24, 1999, B&N Sub Corp. transferred its ownership of the Company to B&N.com Holding Corp. ("BN.com Holding Corp."), which resulted in Barnes & Noble owning 100% of BN.com Holding Corp., which itself owns 100% of the Company. Subsequent to that, the Company filed the Amended Charter which, among other things, reclassified its outstanding Common Stock to one share of Class B Common Stock. Prior to completion of the Offering, the Company will issue one share of Class C Common Stock constituting a 50.0% interest in the Company to the wholly-owned subsidiary of Bertelsmann owning the Membership Units in exchange for the contribution by Bertelsmann of one Membership Unit to the Company. Concurrently therewith, Barnes & Noble will also contribute one Membership Unit to the Company. The foregoing transactions in this paragraph are collectively referred to as the "Recapitalization." Following the Recapitalization, Barnes & Noble and Bertelsmann will each have a 50% beneficial interest in the Company through their ownership of all of the outstanding High Vote Stock.

     In connection with the Offering, the Company will issue 25,000,000 shares of Class A Common Stock offered hereby to the public and will immediately thereafter take the net proceeds received therefrom and contribute them to bn.com in exchange for 25,000,000 Membership Units in bn.com. Therefore, immediately subsequent to the Offering bn.com will be owned approximately 41.1% by Barnes & Noble, 41.1% by Bertelsmann and 17.9% by the public stockholders purchasing shares of Class A Common Stock hereunder. However, as a result of their ownership of High Vote Stock, Barnes & Noble and Bertelsmann will each beneficially control 48.9% of the voting power (97.8% in the aggregate) of all of the voting stock of the Company. The Company will be the sole Manager of bn.com and Barnes & Noble and Bertelsmann will, as a result of their ownership of the High Vote Stock and Membership Units, control both the Company and bn.com. See "Management--Governance Documents."

                                    BUSINESS

GENERAL

     Immediately following the Offering, the holders of the Company's Class A Common Stock will own over 99.9% of the outstanding capital stock of the Company. The Company will be a holding company whose sole asset will be its approximate 17.9% equity interest in bn.com and whose sole business will be to act as the sole Manager of bn.com. As sole Manager of bn.com, the Company will control all of the affairs of bn.com. Immediately following the Offering, Barnes & Noble and Bertelsmann will collectively own less than 0.1% of the outstanding capital stock of the Company but will control 97.8% of the voting power of all shares of voting stock of the Company and will each beneficially own an approximately 41.1% equity interest in bn.com. Net profits, net losses and distributions of bn.com will generally be allocated and made pro rata in accordance with the percentage equity interests of its members. Accordingly, the Company will be allocated approximately 17.9% (20.0% if the Underwriter's over-allotment option is exercised in full) of bn.com's net profit and net losses and will receive approximately 17.9% (20.0% if the Underwriter's over-allotment option is exercised in full) of bn.com's distribution. The business of bn.com is described below.

     bn.com is a leading online retailer of books and complementary information, entertainment and intellectual property-based products. Since opening its initial online store in March 1997, bn.com has sold products to over
1.7 million customers in 181 countries. bn.com's suite of online stores is anchored by its online bookstore, and also includes online stores offering software, magazines, music and video products, all seamlessly integrated within bn.com's Web site located at www.bn.com. bn.com's online bookstore, which contains over 8 million books, offers customers an easy-to-search catalog of virtually every book currently in print, as well as an extended searchable catalog of millions of out-of-print, pre-owned and rare books. bn.com, through Barnes & Noble, has the largest in-stock position of books available for immediate shipping to customers. In addition to a comprehensive selection of books, bn.com offers its customers fast delivery, deep discounts, easy and secure ordering, rich editorial content and community experience.

     According to Media Metrix, in March 1999, bn.com's Web site was the fourth most trafficked shopping site and was among the top 30 largest Web properties on the Internet. Distribution and co-marketing agreements with major Web portals and content sites, such as AOL, Microsoft and Lycos, have extended bn.com's brand and consumer exposure to its online stores. bn.com has also established a network of remote storefronts across the Internet by creating direct links with over 120,000 affiliate Web sites.

     During 1998, bn.com introduced many major enhancements to its online stores, including Express Lane(Service Mark) one-click ordering, a powerful and user friendly search engine, email book reviews and product-notification services, software and magazine stores, a gift center and bargain books store and online gift certificates. Also during 1998, bn.com established an out-of-print book service and began to add music and video to its product offerings, initiatives scheduled to be fully rolled out during 1999.

     The Company believes that bn.com's relationships with Barnes & Noble, the nation's largest bookseller based on revenues, and Bertelsmann, one of the world's largest media companies, provide bn.com with meaningful advantages relative to other online retailers in its category, including:

          o The superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make an online purchase;

          o The use of Barnes & Noble's state-of-the-art distribution center as its primary product supplier, which enables bn.com to: (i) offer over 750,000 in-stock book titles for fast delivery, representing the largest standing inventory of any online bookseller; (ii) offer such a large selection without needing to make any investment in inventory and the ongoing expense related to the management of such inventory; and (iii) benefit from a higher gross margin as bn.com sources significantly less merchandise through wholesalers;

          o The enterprise value of Barnes & Noble and Bertelsmann, including Barnes & Noble's network of over 500 retail superstores and Bertelsmann's position as one of the largest integrated media companies in the world, which provides significant advantages in negotiating with online portals, distribution partners, content and media companies as well as with other strategic partners;

          o The ability to conduct cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs, which will provide bn.com with: (i) access to millions of established book buyers; (ii) the opportunity to directly promote its online store to this vast audience of proven buyers; and (iii) a potential new stream of customers that it will be able to acquire at a significantly lower acquisition cost as compared to customers acquired via its other marketing channels;

          o The potential ability to directly link and cross-promote bn.com's online stores with the online stores operated or intended to be operated by BOL in the United Kingdom, Germany, France, the Netherlands and Italy, which will enable bn.com to more rapidly acquire new streams of international customers, as well as to offer its existing customer base access to a vast selection of foreign language books, which the Company believes will help bn.com further strengthen customer loyalty and repeat business; and

          o Ongoing access to the substantial bookselling and direct marketing knowledge and experience of the management of Barnes & Noble and Bertelsmann.

INDUSTRY BACKGROUND

     E-COMMERCE. The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. The Internet is becoming an increasingly accepted method of purchasing goods among consumers. According to Jupiter Communications, as of the end of 1998 almost 10 million U.S. households have made at least one online purchase and by the end of 2002 this population is expected to grow to approximately 36.5 million, representing nearly 60 percent of overall U.S. online households. The Company believes that these figures will continue to grow as Internet use becomes easier and more pleasurable through higher-speed access and less expensive and alternative Internet access devices. The growth rate of bn.com's customer base and revenues may be different from the growth rate of households making online purchases.

     The Internet also provides e-commerce companies with an opportunity to serve a global market. Jupiter Communications' April 1999 estimates project that the number of Internet connected households worldwide will grow from approximately 60 million at the end of 1998 to approximately 124 million by the end of 2002. IDC estimates that the number of Web users worldwide will exceed 130 million by the end of 1999 and will grow to over 315 million users by the end of 2002. The growth rate of bn.com's international customer base and revenues from international sales may be different from the growth rate of Internet-connected households worldwide or the growth rate of worldwide Web users.

     THE BOOK INDUSTRY. The size of the U.S. consumer book market, according to Veronis Suhler, an investment banking firm specializing in, among other things, the publishing industry, was $15.4 billion in 1997 and is expected to grow to $17.9 billion by the year 2000. Worldwide book sales, according to Euromonitor, were approximately $81 billion in 1998 and are expected to grow to approximately $85 billion by the year 2000. bn.com's early history with non-U.S. consumers indicates that the demand for U.S. published books abroad is large and relatively untapped. The growth rate of bn.com's revenues may be different from the growth rate of the U.S. and worldwide book markets.

     ONLINE SHOPPING FORECAST. Industry analysts, including Forrester Research and Jupiter Communications, forecast continued and accelerating acceptance of the Internet as a channel that consumers will turn to for a wide range of products. Within the categories where bn.com has placed its primary focus, namely books and complementary information-based products such as music, video and software, industry analysts forecast a large and rapidly growing market for online sales. Forrester Research estimates that U.S. online sales of books will grow to $2.7 billion by 2002. In addition, Forrester Research estimates U.S. online sales in 2002 for music to be $1.9 billion, software to be $2.8 billion and video to be $976 million. The growth rate of bn.com's revenues may be different from the growth rate of the online sales of books, music, software or video.

     PRODUCTS THAT ARE WELL SUITED FOR E-COMMERCE. The book, music, video and software businesses are particularly well suited for e-commerce because an online store has virtually unlimited shelf space and can offer consumers anywhere the convenience of browsing through vast product information databases. The use of sophisticated search engines and personalized services enables users to locate books and music, for example, with convenience and speed and to get advance notice about titles in their areas of personal interest. Editorial content, such as synopses, excerpts, reviews and editorial recommendations, and in the case of music, downloadable sound samples, make for a more-educated and entertaining purchasing decision. The Company believes that the presence of online stores on consumers' desktops will, in and of itself, stimulate demand and expand the marketplace. Additionally, the Company believes that new technology, such as portable electronic books and print-on-demand publishing, will greatly add to the range of content that an online retailer can offer.

BUSINESS STRATEGY

     bn.com seeks to become the leading online retailer for consumers who want to purchase books and complementary information-based products. To achieve this objective, bn.com has focused its efforts on providing the highest possible levels of value and service, which it believes are reflected in the completeness of its product selection, the ease-of-use of its Web site, the prices of its products and the speed of delivery it can offer its customers. While the principal focus of bn.com will be online bookselling, it will continue to seek opportunities that expand its product offering to complementary information, entertainment and intellectual property-based products, and to present them to customers with the highest contextual relevance. It is bn.com's goal to be recognized as the most innovative and customer-focused of e-commerce merchants, making online purchasing a simple, personal and gratifying experience that results in the highest levels of customer loyalty.

     Central to achieving these objectives, bn.com's operating strategy is focused on rapidly extending its brand and increasing its customer and revenue base by:

          CONTINUALLY ENHANCING THE USER EXPERIENCE. bn.com is committed to making every aspect of browsing and shopping in its online stores an easy and pleasurable experience. It makes continual efforts to improve the design, layout and navigation of all elements of its Web site, as well as to ensure that the site's performance metrics are competitive, especially with regard to page download times and the speed of all search functions. bn.com also strives to make the entire ordering and checkout process easy, intuitive, fast and secure.

          OFFERING A LARGE PRODUCT SELECTION AND FAST DELIVERY. bn.com offers one of the largest selections of books, currently over 8 million, of any online bookseller. This includes virtually every English-language book currently in print as well as millions of out-of-print, pre-owned and rare books. bn.com's online databases act as a highly searchable catalog for the spectrum of English-language books. bn.com, through Barnes & Noble, maintains the largest in-stock position of any online bookseller, enabling it to uniquely serve customers by having over 750,000 titles available for immediate shipping. During 1999, as bn.com expands its product offering into music and video, it will adopt a similar strategy of having extensive music and video titles available for fast delivery to customers.

          EXPANDING ITS PRODUCT OFFERING. bn.com intends to be the best place to buy books online as well as the most authoritative source for information about books and authors. While bn.com's major focus is and will be selling books, the Company believes that offering complementary information products, such as magazines, software, music and videos, is a natural extension of bookselling. bn.com launched its magazine and software online stores during 1998, and began a limited introduction of music and video products in late 1998, with a full rollout scheduled for 1999. Furthermore, the Company believes that bn.com's entire range of technologies, inclusive of its database and search engine, automated shopping cart, Express Lane(Service Mark) one-click ordering system and related EDI interfaces with vendors will enable it to position itself as a delivery mechanism for downloadable content, such as electronic books.

          BUILDING BRAND AWARENESS AND DRIVING CUSTOMER ACQUISITION THROUGH ADVERTISING AND PROMOTION. bn.com will continue to invest in building its online brand and in communicating the benefits and convenience of shopping at its online stores. The Company believes that bn.com is well positioned to benefit from the large post-early-adopter market that is now beginning to come online, many of whom have yet to make their first online purchase. A variety of media, including online, radio, television, print and outdoor advertising, will be selectively deployed in 1999 to further bn.com's goal of rapidly growing its customer base, which as of March 31, 1999, stood at approximately 1.7 million customers. bn.com will also benefit from cross-marketing with Barnes & Noble retail stores, wherever possible, as well as from cross-marketing with Bertelsmann's U.S. book clubs and with BOL in Europe. In all of its advertising and promotion initiatives, bn.com seeks to continuously drive down the costs of acquiring new customers, as well as to get customers to return to its site more frequently and to increase the size of their average purchase per visit.

          CAPITALIZING ON ITS RELATIONSHIP WITH BARNES & NOBLE.   The Company
     believes that bn.com's relationship with Barnes & Noble provides it with inherent advantages over strictly online booksellers, including being able to use the Barnes & Noble state-of-the-art distribution center as its primary supplier and utilize its well-respected brand name and the substantial bookselling experience of its management. bn.com additionally has access to the Barnes & Noble data warehouse, which compiles consumer purchasing data from over 1,000 stores (which generated over $3 billion in 1998 annual sales) and is the single largest repository of data about U.S. consumer book purchasing habits. The Company and bn.com's relationship with Barnes & Noble and its affiliates: (i) could cause conflicts of interest to arise between the Company, bn.com and Barnes & Noble and its affiliates; and (ii) has resulted and may in the future result in limitations on the business of bn.com. Such conflicts may arise due to common directors and officers and competing businesses, and such limitations include the prohibition on promoting the sale of textbooks. See "Risk Factors--Potential Conflicts of Interest with Barnes & Noble," "Risk Factors--Limitations on bn.com's Business" and "Management--Governance Documents--Operating Agreement" for a more detailed discussion of such conflicts and restrictions.

          CAPITALIZING ON ITS RELATIONSHIP WITH BERTELSMANN. bn.com intends to conduct various cross-marketing, co-promotion and customer acquisition programs with Bertelsmann's U.S. book clubs. These programs will provide bn.com with access to millions of established book buyers. bn.com will also directly link and cross-promote its Web site with those of BOL, which has or intends to have country and language-specific sites in the United Kingdom, Germany, France, the Netherlands and Italy. The Company believes that these programs will generate both new customers and new revenue streams for bn.com. The Company and bn.com's relationship with Bertelsmann and its affiliates: (i) could cause conflicts of interest to arise between the Company, bn.com and Bertelsmann and its affiliates; and (ii) has resulted and may in the future result in limitations on the business of bn.com. Such conflicts may arise due to common directors and competing businesses, and such limitations include the prohibitions placed on bn.com from generating revenue from the sale of non-English-language books and from engaging in the book club business. See "Risk Factors--Potential Conflicts of Interest with Bertelsmann," "Risk Factors--Limitations on bn.com's Business" and "Management--Governance Documents--Operating Agreement" for a more detailed discussion of such conflicts and restrictions.

          STRENGTHENING AND EXPANDING STRATEGIC ALLIANCES. bn.com will continue to provide the entities operating the third-party Web sites with whom it has major strategic alliances with merchandising support, strengthening their ability to generate sales for bn.com and to promote bn.com's brand. The Company believes that bn.com's connection to Barnes & Noble enables bn.com to negotiate more competitively for new strategic alliances, as major media and content companies place a high value on the connection to Barnes & Noble and Bertelsmann.

          PURSUING ACQUISITIONS. bn.com will also pursue acquisitions, joint ventures and other similar strategic investments and relationships with complementary businesses and companies in order to augment or expand its current offerings. While bn.com is continually examining those possibilities, it has not entered into any agreements with respect to any such acquisitions, joint ventures or strategic investments. There can be no assurance that any acquisition will be successful or that companies acquired by bn.com will be profitable.

          INCREASING THE NUMBER OF WEB SITES IN ITS AFFILIATE NETWORK. bn.com's affiliate network, which was launched in October 1997, currently has over 120,000 affiliates and is growing at a rate of approximately 1,000 affiliates per week. The Company believes that bn.com's affiliate program goes beyond that of its competitors because it couples high commissions with strong technology tools, with such features as online, real-time sales reporting.

          CONTINUING TO INVEST IN TECHNOLOGY. The Company believes that bn.com currently utilizes a state-of-the-art interactive e-commerce platform. bn.com plans to continue to invest in technologies that improve its ability to support its future growth while offering customers the most convenient, user-friendly and secure online shopping experience possible. In particular, bn.com plans to invest in technologies that serve to enhance its ability to conduct personalized one-to-one marketing.

BN.COM'S ONLINE STORES

     The principal focus of bn.com will be online bookselling, which generated 98% and 100%, respectively, of bn.com's total revenues for the years ended December 31, 1998 and December 31, 1997. However, bn.com will continue to seek out opportunities to expand its product offering to complementary information, entertainment and intellectual property-based products, and to present them to customers with the highest contextual relevance. Accordingly, in addition to its online bookstore, bn.com provides online stores for software, magazines, music, video and other information-based products of a complementary nature. All of its online stores are seamlessly integrated and presented to customers within bn.com's single Web site. bn.com's initial online bookstore, launched in 1997, was augmented by the introduction of a magazine store and a software store in 1998. Music and video products were introduced in limited scale in late 1998, with full rollouts planned for 1999.

     The Company believes that the following factors make bn.com's online bookstore an easy and convenient way to shop for books:

          LARGE SELECTION. bn.com's online database lists virtually every book in print, offering over one million titles from over 30,000 publishers. bn.com's recently enhanced search engine and sort capabilities allow consumers to search and browse through the vast database in an intuitive and easy way, with accurate and meaningful results received on virtually every search. In October 1998, pursuant to an exclusive agreement with Advanced Book Exchange, Inc. (the "ABE Agreement"), bn.com introduced its out-of-print book service, which now includes millions of rare, pre-owned, hard-to-find and out-of-print books. The ABE Agreement is perpetual but may be terminated by either party upon 180 days prior written notice, at which time bn.com could turn to one of several other vendors for this service. bn.com pays ABE royalties for the use of its service. bn.com's combined in-print/out-of-print book selection is currently over 8 million books.

          LARGE STANDING INVENTORY FOR FAST DELIVERY. The Company believes that consumers will increasingly demand an assured in-stock position and fast delivery from online booksellers. It also believes that bn.com offers the fastest delivery on the largest number of titles of any online bookseller because the Barnes & Noble distribution center is able to provide bn.com with immediate shipment on over 750,000 titles.

          DEEP DISCOUNTS. bn.com was the first online bookseller to introduce deep discounts. It offers most in-stock hard cover books at a 30% discount off publishers' list prices and most in-stock paperbacks at a 20% discount off publishers' list prices. bn.com also offers what the Company believes to be the largest selection of bargain book titles with thousands of titles available at discounts up to 91% off publishers' list prices.

          EASY AND SECURE ORDERING.   bn.com seeks to ensure that all
     transactions are safe and secure. bn.com has created a set of applications that allow customers to establish an account to store an address book, credit card information and shipping preferences. Once the account has been established, the customer can either shop the traditional e-commerce path by adding items to their shopping cart or use bn.com's proprietary Express Lane(Service Mark) one-click ordering feature.

          RICH EDITORIAL CONTENT. bn.com strives to provide its users with the most accurate and authoritative online database about books and authors. bn.com's online database currently includes editorial content such as synopses, book reviews, author biographies and user reviews on over 650,000 titles. Included in this content are book reviews from many respected industry sources, such as The New York Times Book Review, Publisher's Weekly and Kirkus Reviews. bn.com's Web site recently introduced a microsite featuring the highly acclaimed 'Reader's Catalog', a listing of over 40,000 recommended titles, individually selected and reviewed by an editorial board under the supervision of the New York Review of Books. bn.com's in-house group of editorial experts also write and commission feature articles, columns and interviews.

          ONLINE COMMUNITY. bn.com has introduced author chats to its online bookstore that are a natural extension of the type of community building activities pioneered in Barnes & Noble's superstores. It was the first online bookseller to introduce a regular series of real-time author chats, and since going online, over 300 authors from a wide variety of literary genres have participated in these events, including Kurt Vonnegut, Esther Dyson, Frank McCourt and Anna Quindlen. bn.com also encourages users to write their own book reviews. As a result, bn.com's Web site contains thousands of reader reviews.

          PERSONALIZED SERVICES. bn.com's e-nnouncements(Service Mark) program allows users to sign up for free e-mail book reviews. Users sign up by area of interest and receive monthly bulletins about new and noteworthy publications, handpicked by bn.com's editors. bn.com is pursuing advanced personalization applications using collaborative filtering and other technologies and expects that it will eventually be able to provide its customers with customized "personal bookstores" based upon their expressed personal preferences and purchasing history.

          HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that high levels of customer service and support are critical to retain and expand bn.com's customer base. bn.com monitors orders from the time they are placed through delivery by providing numerous points of electronic, telephonic and personal communication to its customers. bn.com's customer service representatives are available seven days a week and maintain constant customer service availability via e-mail.

     bn.com's magazine store currently offers customers the ability to obtain subscriptions to over 500 magazines in 25 categories. bn.com guarantees that it offers the lowest publisher-authorized subscription prices available to consumers anywhere on the Internet.

     bn.com's software store currently offers over 2,000 software titles in eight major categories, including software for business and productivity, games, kids and entertainment and for home and reference. The over 2,000 titles that bn.com offers encompass a title mix that represents 80% of all of the software sold in the U.S.

     During 1999, bn.com plans to expand its offering of music and videos by introducing online music and video stores, as well as other complementary information and entertainment-based products.

MARKETING AND PROMOTION

     ONLINE STRATEGIC ALLIANCES. Since inception, bn.com has aggressively pursued strategic alliances with premier online companies and high-traffic Web sites in order to drive traffic to its online stores. The Company believes that bn.com's affiliation with Barnes & Noble and Bertelsmann greatly facilitates its ability to enter into agreements with many high profile portal and content sites. bn.com's largest strategic alliance is with AOL. In November 1997, it entered into a four-year agreement with AOL to be the exclusive bookseller on AOL's commercial service, which is the largest online service of any kind, serving approximately 17 million members. bn.com has also entered into significant strategic alliances with Microsoft and Lycos. Additionally, strategic alliances have been entered into with ZDNet, Disney, The New York Times, CNN, TicketMaster and USA Today. Generally, other than with respect to significant strategic alliances (such as those with AOL, Lycos and Microsoft), strategic alliance deals are one- or two-year arrangements which provide for links to bn.com to be placed on the other entity's Web site in order to direct traffic to bn.com in exchange for which such entity receives a commission on sales generated by customers linked to bn.com's Web site from such entity's Web site. Sometimes bn.com will also place links to such entities on its Web site or license content from such entities. These alliances may also include other types of cross-marketing or promotion arrangements, such as priority for banner advertisements. Other than from its alliance with AOL, no strategic alliance accounts for more than 5.0% of bn.com's revenues. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources."

     AFFILIATE NETWORK. In addition to securing strategic alliances with high-traffic Web sites, bn.com has established an affiliate network consisting of over 120,000 Web sites operated by third parties, whereby Web site operators can earn commissions by linking users from their sites to bn.com's online stores. The Company believes that bn.com's affiliate program goes beyond that of other online retailers by: (i) paying higher commissions; (ii) enabling members to take content from bn.com's online bookstore to enhance their merchandising; and (iii) providing members with real-time reporting and analysis tools. bn.com recently entered into an agreement with Tripod and Angelfire, two leading Internet sites that allow users to market their own home pages, enabling their significant member bases to easily join bn.com's affiliate network. bn.com intends to add to the scope and reach of its affiliate network through such innovative programs as its recently announced "Book Benefits Network" which links non-profit Web sites to bn.com's online bookstore. Book Benefit members include The New York Public Library, The Children's Defense Fund and CARE.

     ADVERTISING. During 1998, bn.com began a comprehensive national print, radio, television and online banner campaign to significantly increase awareness of bn.com's Web site. It intends to continue to advertise in each of those forms of media, allocating expenditures in relation to the effectiveness of the advertising. In 1999, bn.com intends to begin cross-marketing with Bertelsmann's U.S. book clubs, gaining access to millions of established book buyers.

     INTERNATIONAL. The Company believes that the demand for English-language books abroad is substantial and untapped. bn.com recently began to implement or plans to implement a cross-linking and cross-marketing program with the Web sites operated or intended to be operated by BOL in the United Kingdom, Germany, France, the Netherlands and Italy, pursuant to which BOL customers who wish to order English-language books are linked to bn.com's Web site.

ORDER FULFILLMENT

     bn.com utilizes an extensive electronic shopping network for order fulfillment, which is connected to the Barnes & Noble distribution center and various book wholesalers, including the Ingram Book Company ("Ingram"), Baker & Taylor and Bookazine. From these sources bn.com can quickly obtain approximately 900,000 different titles, the majority of which are currently sourced from the Barnes & Noble distribution center. Orders not filled through this network are forwarded to bn.com's special order group, which places orders directly with publishers. Barnes & Noble previously announced its agreement to purchase Ingram. Although the Company contemplates that such acquisition may benefit bn.com given its relationship with Barnes & Noble, the Company believes that the non-occurrence of such acquisition would not have a material adverse effect on bn.com.

     Internet customer orders are processed at bn.com's fulfillment center in central New Jersey which is in close proximity to the Barnes & Noble distribution center. Also located in central New Jersey are customer service personnel and the special-order group. Additionally, bn.com has an in-house telemarketing center in northern New Jersey.

TECHNOLOGY

     The Company believes that bn.com currently has a state-of-the-art interactive e-commerce platform, and it plans to continue to invest in technologies that will enable bn.com to offer its customers the most convenient and user-friendly online shopping experience possible. bn.com has been able to quickly establish suites of "best of breed" solutions by following a strategy of utilizing existing systems and the best demonstrated processes of Barnes & Noble, licensing existing commercial technology when available and focusing its internal development efforts on those proprietary systems necessary to provide the highest level of value and service to its customers. The overall mix of technologies and applications currently in use by bn.com allow it to support a distributed, scalable and secure e-commerce environment.

     bn.com uses the latest Intel-based Server Technology provided by Hewlett Packard in a fully redundant configuration to power its Web site, which is hosted in three separate locations. At these locations bn.com maintains computers that store its web pages in electronic form and transmits them to requesting users. Such storage and transmittal is referred to as hosting. bn.com maintains its primary host location in its corporate headquarters in New York. A second host location is operated by MCI, which provides additional capacity and redundancy. The third such location is at AOL, which is dedicated to AOL subscribers (keyword bn). All hosting locations are configured with excess Internet telecommunications capacity to avoid slow response time and six separate Internet service providers are used. By maintaining redundant host locations, bn.com has significantly reduced its exposure to downtime and service outages.

     bn.com's integrated systems and tools provide functionality in the following areas:

          TITLE DATABASE AND SEARCH FUNCTIONALITY. bn.com has been able to establish a comprehensive and accurate book database by employing a multi-channel data sourcing strategy. bn.com obtains its primary title database directly from Barnes & Noble. Weekly updates are automatically sent to bn.com's servers, which utilize Microsoft SQL Server 6.5 for database management. bn.com complements this primary title database content feed with data from multiple external sources and is able to systematically evaluate data, identify inconsistencies and correct inaccuracies. bn.com has also developed a powerful proprietary search engine. This software allows a user to search for books using a variety of criteria, including author, title, keywords, subject area, ISBN number, book format, subject, price and a series of children's age ranges. Search results can then be sorted by user-defined sequences including "bestseller," "date published," a "Readers Catalog highly recommended book," or in alphabetical sequence.

          E-COMMERCE. bn.com has developed its e-commerce applications using the Microsoft SiteServer Architecture. Working with Microsoft, bn.com has created a set of server applications that allow customers to establish an account to store an address book, credit cards and ordering preferences. A customer needs to set up an account only once. Once the account has been established, the customer can either shop the traditional "e-commerce" path by adding items to their shopping cart or use bn.com's proprietary Express Lane(Service Mark) ordering feature to check out with just one click. Options to gift-wrap, gift message and select from a variety of shipping methods all allow customers to customize their orders. During 1998, bn.com also added the capability for customers to buy, send and redeem online gift certificates.

          COMMUNITY, INTERACTIVE AND PERSONALIZATION. bn.com has established several applications to facilitate interaction with its customers. An "Auditorium," which uses Microsoft's Chat technology, is used to host real-time author chats each night on bn.com's online bookstore. Personal recommendations are generated through collaborative filtering technology.

          ORDER PROCESSING. bn.com has created a proprietary application to expedite orders into the fulfillment process. This application has real-time connectivity to Barnes & Noble's distribution center, Ingram Book Company, Baker & Taylor, and Bookazine. In addition to immediately securing the inventory for the customer, application logic determines the best possible choice of shipping warehouse by evaluating purchase margin, postage cost and customer delivery time.

          ORDER FULFILLMENT AND CUSTOMER SERVICE. bn.com has developed proprietary applications which enable it to receive product and assign it to customers based upon various ordering, handling and shipping criteria. bn.com has also developed proprietary e-mail applications which are used for customer service.

          SALES TRACKING AND ANALYSIS. bn.com licenses technology from Be Free Inc. to support its affiliate program. This software provides sophisticated sales tracking for the members of the affiliate network with real time reporting and analysis tools. bn.com has built a comprehensive data warehouse to store and analyze customer, sales and online bookstore activity data.

RELATED PARTY AGREEMENTS

     SUPPLY AGREEMENT. Pursuant to the Supply Agreement, Barnes & Noble supplies products to bn.com at a price equal to cost plus incremental overhead. Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% of bn.com purchases during 1997 and approximately 60.3% of bn.com purchases for the year ended December 31, 1998. The Company expects that bn.com will continue to source most of its merchandise through Barnes & Noble in the future. This agreement remains effective until terminated by either party. In connection with the Offering, the agreement will be amended to provide that it may be terminated by bn.com upon the approval of a majority of the Class C Directors, upon thirty (30) days' prior written notice to Barnes & Noble and may be terminated by Barnes & Noble: (i) on continuing default by bn.com; (ii) on a bankruptcy or liquidation event of bn.com or of Barnes & Noble; and (iii) at any time after June 1, 2004 if Bertelsmann shall have effected a permitted transfer to any third party pursuant to the Operating Agreement or if either Barnes & Noble or Bertelsmann owns less than 15% of the outstanding Membership Units. The Company believes that, due to bn.com's relationship with Barnes & Noble, the terms of this agreement are more favorable to bn.com than terms bn.com could have obtained in the absence of such relationship.

     TRADEMARK LICENSE AGREEMENT. In connection with the Formation Transaction, the Company, B&N College and bn.com entered into the Trademark License Agreement, pursuant to which B&N College granted an exclusive worldwide license to bn.com to use the Barnes & Noble name in connection with the online sale of books, provided that the Trademark License Agreement prohibits bn.com from using the Barnes & Noble name for selling textbooks, except for sales of textbooks that are immaterial, incidental and unsolicited. bn.com may sublicense the Barnes & Noble name in accordance with the terms of the license as the Class B Directors, in their sole discretion, see fit. The term of such license continues until terminated. In connection with the Offering, the agreement will be amended to provide that B&N College may terminate the agreement with notice (i) on continuing default by bn.com (ii) on a bankruptcy or liquidation event of bn.com, and (iii) at any time beginning one year after a transfer by Bertelsmann (or any successor in interest) of any of its Membership Units to any third party deriving more than 50% of its revenue from book sales at the time of the transfer. The Company believes that, due to bn.com's relationship with Barnes & Noble, the terms of this agreement are more favorable to bn.com than terms bn.com could have obtained in the absence of such relationship.

     DATABASE LICENSE AGREEMENT. In connection with the Formation Transaction, Barnes & Noble, the Company and bn.com, entered into the Amended and Restated Database and Software License Agreement, pursuant to which bn.com licenses from Barnes & Noble, the nonexclusive right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. The term of such license continues until terminated. In connection with the Offering, the agreement will be amended to provide that it may be terminated by bn.com upon the approval of a majority of the Class C Directors, upon 30 days' prior written notice to Barnes & Noble, and may be terminated by Barnes & Noble with notice: (i) on continuing default by bn.com; (ii) on a bankruptcy or liquidation event of bn.com or of Barnes & Noble; and (iii) at any time beginning one year after a transfer by Bertelsmann (or any successor in interest) of any of its Membership Units to any third party deriving more than 50% of its revenue from book sales at the time of transfer. bn.com believes that, due to bn.com's relationship with Barnes & Noble, the terms of this agreement are more favorable to bn.com than terms bn.com could have obtained in the absence of such relationship.

     BOL TRADEMARK LICENSE AGREEMENT. In connection with the Formation Transaction, bn.com entered into a Trademark License Agreement with BOL (the "BOL Trademark License Agreement"), pursuant to which bn.com was granted a non-exclusive license to use BOL's name and trademark in its operations and to sublicense the BOL name in accordance with the terms of the license as the Class C Directors, in their sole discretion, see fit. This license remains effective until bn.com either defaults or becomes subject to bankruptcy-related events. The Company believes that, due to bn.com's relationship with Bertelsmann, the terms of this agreement are more favorable to bn.com than terms bn.com could have obtained in the absence of such relationship.

     TECHNOLOGY SHARING AGREEMENTS. In connection with the Formation Transaction, bn.com entered into Technology Sharing and License Agreements with BOL (the "Technology Sharing License Agreements"), the subsidiary through which Bertelsmann conducts its Internet business, pursuant to which BOL granted bn.com a license to view, access and use BOL's computer technology and systems, and bn.com granted BOL a license to view, access and use bn.com's computer technology and systems. These agreements remain effective until (i) the date both parties mutually agree to terminate, or (ii) from and after the date either Barnes & Noble or Bertelsmann cease having an equity interest of ten percent (10%) or more in bn.com. Following termination, each party may continue to use in perpetuity any technology it obtained from the other prior to such termination. The Company believes that, due to bn.com's relationship to Bertelsmann, the terms of these agreements are more favorable to each party than terms either party could have obtained in the absence of such relationship.

     SERVICE AGREEMENTS. bn.com receives various services from Barnes & Noble and its subsidiaries including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of the Services Agreements, until June 30, 1999, as consideration for such services, bn.com will pay Barnes & Noble and its subsidiaries an amount equal to Direct Cost (as defined below) plus Incremental Expense (as defined below). "Direct Cost" means, with respect to each service provided, the direct out-of-pocket expenses paid or incurred to third parties in connection with providing such service, including, without limitation, shipping, handling, travel expenses, payments to third parties (including, without limitation, all professional fees), printing and postage. "Incremental Expense" means, with respect to each service provided, all expenses paid or incurred by Barnes & Noble and its affiliates in excess of the cost that would have been incurred in the absence of the performance of the service. In the opinion of the Company, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for the Company to estimate, the level of expenses which might have been incurred had bn.com been operating as a separate, stand-alone company. If by June 30, 1999, the parties have not agreed upon a new mutually agreeable payment structure, Barnes & Noble will no longer be obligated to provide such services. In addition, the Services Agreements may be terminated: (i) by bn.com upon thirty (30) to sixty (60) days prior written notice to Barnes & Noble or its subsidiaries, with respect to certain services provided therein; (ii) by Barnes & Noble and its subsidiaries (a) on one hundred eighty (180) days' prior written notice to bn.com with respect to certain services provided for therein,
(b) upon the occurrence of events relating to the bankruptcy of Barnes & Noble or bn.com (c) within the sixty (60) day period following the one hundred eightieth (180) day after a transfer pursuant to provisions regarding the rights of first refusal contained in the Operating Agreement, or (d) if bn.com defaults; or (iii) upon the date that either Barnes & Noble or Bertelsmann cease to own at least 10% of the outstanding Membership Units of bn.com. The Company believes that, due to bn.com's relationship with Barnes & Noble, the terms of the Services Agreements are more favorable to bn.com than terms bn.com could have obtained in the absence of such relationship.

COMPETITION

     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customer attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company believes that bn.com's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. The Company believes that other factors that will affect bn.com's success include bn.com's continued ability to attract experienced marketing, technology, operations and management talent. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats. Increased competitiveness among online retailers may result in reduced operating margins, loss of market share and a diminished brand franchise.

     With respect to the sale of books, which constitutes bn.com's largest source of revenue, bn.com currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers. With respect to the sale of music, software and videos, bn.com competes with numerous merchants including other Internet-based companies, such as Amazon.com, CDnow, Reel.com, Beyond.com and traditional retailers. bn.com's main online competitor, Amazon.com, has a longer online operating history and a larger existing customer base than bn.com. bn.com is aware that Amazon.com has and may continue to adopt aggressive pricing and marketing strategies such as its recently implemented policy to discount New York Times best sellers by 50% off publishers' list prices, which policy was immediately matched by bn.com. bn.com is also aware of other online retailers that are offering substantial discounts on products, including books, music, software and videos, which are subsidized by advertising revenue from their Web sites. An increase in the prevalence of this type of business model could lead to additional pricing pressures on bn.com's products. If and when bn.com decides to add additional products in its online stores, it will most probably face intense competition for those products as well.

EMPLOYEES

     As of March 31, 1999, bn.com employed approximately 701 full- and part-time employees. bn.com also employs independent contractors to perform duties in various departments, including software development, editorial and administration. bn.com's employees are not represented by unions, and bn.com considers its relationship with its employees to be excellent. bn.com believes that its success is dependent on its ability to attract and retain qualified personnel in numerous areas, including software development. See "Risk Factors-- Management of Growth."

FACILITIES

     bn.com's principal administrative, marketing and technical facilities are located in approximately 63,000 square feet of office space in New York, New York. This lease expires in 2007. The rent under this lease is approximately $0.9 million per year through 2001, and approximately $1.0 million per year thereafter.

     Barnes & Noble leases a 300,000 square foot facility, located in New Jersey, of which bn.com utilizes approximately 100,000 square feet for its distribution and customer services. bn.com currently pays Barnes & Noble $28,750 per month for its proportionate share of such lease. This lease expires in March 2003; however, Barnes & Noble has an option to extend the lease for up to three additional successive two-year periods.

     While bn.com's existing facilities are adequate for its current needs, due to bn.com's recent growth, management has determined that additional office space will be required. bn.com is currently negotiating to obtain additional administrative, distribution and service facilities. bn.com does not believe it will have any problems securing such additional space. bn.com does not own any real estate.

LEGAL PROCEEDINGS

     bn.com is involved in various routine legal proceedings incidental to the conduct of its business. The Company does not believe that any of these legal proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of bn.com.

     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against Barnes & Noble, including bn.com, Borders Group, Inc., Amazon.com, certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The complaint seeks certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the American Booksellers Association at any time during the four-year period preceding the filing of the complaint. The complaint alleges that the named plaintiffs have suffered damages of approximately $11.2 million or more and requests treble damages on behalf of the named plaintiffs and each of the purported class members, as well as of injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. bn.com intends to vigorously defend this action.

     The FTC is currently reviewing Barnes & Noble's proposed acquisition of Ingram pursuant to the pre-merger notification procedures of the HSR Act. In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in bn.com. Should the FTC determine that the Formation Transaction violated applicable antitrust laws, it could seek to impose a number of remedies or penalties on bn.com, including the unwinding of the Formation Transaction. The Company believes that the Formation Transaction was completed in compliance with, and did not violate, applicable antitrust laws.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following are the executive officers and directors of the Company.

NAME                                                    AGE   POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Leonard Riggio(1)....................................   58    Chairman of the Board
Jonathan Bulkeley....................................   38    Chief Executive Officer
Marie J. Toulantis...................................   45    Chief Financial Officer
Gary King............................................   41    Chief Information Officer
Carl Rosendorf.......................................   47    Senior Vice President, Marketing, Sales and Business
                                                                Development
William F. Duffy.....................................   43    Vice President, Operations
Brenda Marsh.........................................   45    Vice President, Merchandising
Michael N. Rosen.....................................   58    Secretary and a Director
Stephen Riggio.......................................   44    Director
Thomas Middelhoff(1).................................   45    Director
Markus Wilhelm.......................................   41    Director
Klaus Eierhoff.......................................   35    Director

-----------------
(1) Member of the Special Committee and the Nominating Committee.

     MR. LEONARD RIGGIO has been Chairman of the Board of the Company and bn.com since inception. Mr. Riggio has been Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble since its inception in 1986. Since 1965, Mr. Riggio has been Chairman of the Board, Chief Executive Officer and the principal stockholder of B&N College, one of the nation's largest operators of college bookstores. For more than the past five years, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc. ("MBS"), one of the nation's largest wholesalers of college textbooks. Mr. Riggio is also the principal member and sole Manager of Babbage's Etc. LLC, a national retailer of personal computer software and video games. Mr. Leonard Riggio is the brother of Mr. Stephen Riggio.

     MR. JONATHAN BULKELEY has been Chief Executive Officer of the Company since inception and bn.com since January 1999. From July 1995 to December 1998, he was managing director of AOL's joint venture with Bertelsmann in the United Kingdom, responsible for the development, creation and marketing of interactive online services in the United Kingdom. Mr. Bulkeley moved to the United Kingdom to create AOL's operation there. During his tenure, AOL-UK became the United Kingdom's top online provider with over 500,000 subscribers. Previously, he was Vice President of Business Development at AOL in the United States, responsible for the development of new revenue streams, primarily advertising and e-commerce transactions. Under Mr. Bulkeley's direction, AOL launched aggressive programs to attract both advertisers and direct marketers. Prior to that position, he was General Manager of Media, in charge of the development and production of all AOL media partnerships. Before joining AOL in 1993, Mr. Bulkeley spent eight years at Time Inc. in a variety of roles. He was Director of Marketing and Development for Money magazine for three years. Prior to that, he held sales and marketing positions at Time and Discover magazines. Mr. Bulkeley is a graduate of Yale University.

     MS. MARIE J. TOULANTIS has been Chief Financial Officer of the Company and bn.com since May 1999. From March 1999 through May 1999 she was Chief Financial Officer of Barnes & Noble and from July 1997 through May 1999 she was Executive Vice President, Finance of Barnes & Noble. Prior to that, she was Senior Vice President of The Chase Manhattan Bank ("Chase") from May 1996 to June 1997, where she was responsible for managing the bank's relationships with major accounts, including the Barnes & Noble account. Prior to that, she held the position of Vice President at Chase from 1987 to May 1996.

     MR. GARY KING has been Chief Information Officer of the Company since inception and bn.com since January 1999, and is responsible for developing and implementing global information technologies, as well as allocating and evaluating the effectiveness of overall technology resources. From 1987 to December 1998, he was with Avon Products serving most recently as Vice President for Global Information Technologies. At Avon, he was responsible for the strategic planning, evaluation, selection and implementation of all information technology and computing architectures for Avon's $1 billion businesses in Europe, the Middle East and Africa. He led a team of information technology professionals in 22 markets, supporting a business that produced more than 100,000 orders daily. He also created an integrated global network for Avon, which resulted in increased sales, cost savings, and service improvements. Prior to Avon, Mr. King worked in a number of information systems management positions for Burroughs and Unisys. Mr. King holds a degree in computer science.

     MR. CARL ROSENDORF was Vice President, Marketing, Sales and Business Development of the Company since inception and bn.com since June 1997, and was promoted to Senior Vice President in January 1999. Prior to that time, from November 1994 to July 1996, Mr. Rosendorf was one of the founders and President of Cybersmith, a premier Internet cafe. From 1988 to 1994, Mr. Rosendorf served as Executive Vice President of B&N College where he was responsible for coordinating all retail operations, including buying, merchandising, store design and construction. Mr. Rosendorf has a career in bookselling which spans over 20 years. In June 1998, Mr. Rosendorf was named by Advertising Age Magazine as one of the year's Digital Media Masters.

     MR. WILLIAM F. DUFFY has been Vice President, Operations of the Company and bn.com since inception. He was also Chief Financial Officer of bn.com from inception to January 1999 and a director of bn.com from inception to October 1998. Mr. Duffy is responsible for operations, fulfillment, and customer service of bn.com. From April 1996 to January 1998, Mr. Duffy served as Vice President, Finance of Barnes & Noble. From 1994 to 1997, Mr. Duffy served as the Vice President and General Manager of Marboro Books Corp., a wholly-owned subsidiary of Barnes & Noble through which Barnes & Noble operates its mail-order business, where he was responsible for all of the merchandising, marketing, management information systems and creative and fulfillment operations. From 1991 to 1993, Mr. Duffy was the Vice President of Finance for Jamesway Corporation.

     MS. BRENDA MARSH has been Vice President, Merchandising of the Company since inception and bn.com since July 1998. From 1988 until 1997, she served first as Senior Vice President, and then President, of Sales and Market Development for the general book group of HarperCollins, where she was responsible for domestic and international sales. Previously, Ms. Marsh was Vice President of Sales at Viking Penguin, and prior to that, the Director of Sales for St. Martin's Press. She began her career in the book business as a sales representative for Columbia University Press and Simon & Schuster. Ms. Marsh has more than 20 years of experience working in sales and marketing for the publishing industry.

     MR. MICHAEL N. ROSEN has been Secretary and a director of the Company and bn.com since inception. Mr. Rosen has been a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP ("Robinson Silverman"), counsel to the Company and bn.com, for more than the past five years. Mr. Rosen is also a director of Barnes & Noble, B&N College and MBS.

     MR. STEPHEN RIGGIO has been a director of the Company and bn.com since inception. He was Chief Executive Officer of bn.com from inception to December 1998. He has been Vice Chairman of Barnes & Noble since December 1997 and a director of Barnes & Noble since April 1997. From February 1995 to December 1997, Mr. Riggio was Chief Operating Officer of Barnes & Noble and, from July 1993 to February 1995, he was President of B. Dalton Bookseller, Inc., a wholly-owned subsidiary of Barnes & Noble. From January 1987 to February 1995, Mr. Riggio was Executive Vice President, Merchandising of Barnes & Noble.
Mr. Stephen Riggio is the brother of Mr. Leonard Riggio.

     DR. THOMAS MIDDELHOFF has been a director of the Company since inception and bn.com since November 1, 1998. Dr. Middelhoff has been Chairman and Chief Executive Officer of Bertelsmann since November 1, 1998. In 1995,
Dr. Middelhoff was appointed to the board of AOL. From 1994 to 1998, Dr. Middelhoff was a Member of the Executive Board of Bertelsmann, where he was the head of

Corporate Development and the Coordinator of Bertelsmann's multimedia businesses. Prior to that time, Dr. Middelhoff was appointed to the board of the Industry Division of Bertelsmann and Chairman of the Board of Managing Directors of Mohndruck. Dr. Middelhoff received his doctorate in Business Administration.

     MR. MARKUS WILHELM has been a director of the Company since inception and bn.com since November 1, 1998. Mr. Wilhelm has been the President of Doubleday Direct, Inc. since May 1993, and its Chief Executive Officer and Chief Compliance Officer since July 1994. Mr. Wilhelm is responsible for Doubleday Direct's U.S., Canadian, British and Australian book club businesses, including their overall marketing, operations and administration. On March 15, 1998, Mr. Wilhelm was elected Chairman of the Board of Doubleday Interactive, Inc., a U.S. Internet service provider. On August 19, 1998, as director of BOL.US Online, Inc. and BOL.Global, Inc., Mr. Wilhelm developed and launched bol.com.

     DR. KLAUS EIERHOFF has been a director of the Company since inception and bn.com since November 1, 1998. Dr. Eierhoff has been President and Chief Executive Officer of Bertelsmann Multimedia Group and a member of the Executive Board of Bertelsmann since January 1998. From 1990 to 1997, Dr. Eierhoff served as a member of the Executive Board of Karstadt AG, where he was responsible for the Logistics, Organization and EDP Departments. From 1987 to 1990,
Dr. Eierhoff served as Managing Director of Bertelsmann Distribution GmbH. Prior to that time, Dr. Eierhoff was a member of the Board of Management of Bertelsmann Distribution GmbH. Dr. Eierhoff received his doctorate in Organization.

ADDITIONAL DIRECTORS; CLASSES OF DIRECTORS

     Prior to or promptly following the consummation of the Offering, three additional independent directors who are not affiliated with the Company, bn.com, Barnes & Noble or Bertelsmann will be elected to the Company's Board of Directors. The identity of these directors is not currently known.

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. Each class consists of one director elected by the holders of the Class B Common Stock (each a "Class B Director"), one Class C Director and one director elected by all stockholders of the Company voting together as a single class. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

EXECUTIVE OFFICERS

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their successors have been duly elected and qualified. The Chairman of the Board is appointed by the Class B Directors, subject to approval of the Class C Directors. The Chief Executive Officer is selected by the Special Committee of the Board of Directors.

     The executive officers of the Company also constitute the executive officers of bn.com, each holding the same respective office.

BOARD COMMITTEES

     Prior to or immediately following the consummation of the Offering, the Company will establish a Special Committee of the Board of Directors. The Special Committee will consist of two members, one of whom will be selected by the Class B Directors and one of whom will be selected by the Class C Directors. The initial members of the Special Committee will be Leonard Riggio and Thomas Middelhoff. The purpose of the Special Committee will be to evaluate major corporate actions of the Company and bn.com, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20 million (each a "Major Action"). Each Major Action will require the approval of the Special Committee prior to being submitted for the approval of the Board of Directors.

     If the sum of the number of the outstanding shares of Class B Common Stock and Membership Units owned by the holder of the Class B Common Stock falls below 15% of the number of outstanding Membership Units or the holder of the Class B Common Stock transfers shares of Common Stock and/or Membership Units constituting more than 10% of the number of outstanding Membership Units (other than in a public sale, to its affiliates or to the holder of Class C Common Stock or its affiliates), then the holder of the Class B Common Stock will lose the right to elect a member to the Special Committee, the Class B Director will resign from the Special Committee, and the Special Committee will thereafter only consist of the Class C Director, provided, that the holder of the Class C Common Stock still has the right to appoint a member to the Special Committee. If the sum of the number of the outstanding shares of Class C Common Stock and the Membership Units owned by the holder of the Class C Common Stock falls below 15% of the number of outstanding Membership Units or the holder of the Class C Common Stock transfers shares of Common Stock and/or Membership Units constituting more than 10% of the number of outstanding Membership Units (other than in a public sale, to its affiliates or to the holder of the Class B Common Stock or its affiliates), then the holder of the Class C Common Stock will lose the right to elect a member to the Special Committee, the Class C Director will resign from the Special Committee and the Special Committee will thereafter only consist of the Class B Director, provided, that the holder of the Class B Common Stock still has the right to appoint a member to the Special Committee.

     Prior to or promptly following the consummation of the Offering, the Company will establish an Executive Committee which will consist of Mr. Leonard Riggio, Dr. Thomas Middelhoff and one additional director. The Executive Committee will exercise all of the power and authority of the Board of Directors to the extent permitted by law, provided that Major Actions will require the approval of the Special Committee and the full Board of Directors.

     Prior to or promptly following the consummation of the Offering, the Company will establish an Audit Committee of the Board of Directors which will consist solely of two or more independent directors. The Audit Committee will review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

     Prior to or promptly following the consummation of the Offering, the Company will establish a Compensation Committee of the Board of Directors (the "Compensation Committee") which will consist solely of two or more independent directors. The Compensation Committee will determine the salaries and incentive compensation of the officers of the Company and provide recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee will also administer the Company's 1999 Incentive Plan (described below).

     Prior to or promptly following the consummation of the Offering, the Company will establish a Nominating Committee of the Board of Directors. The Nominating Committee will consist of a Class B Director, a Class C Director, and an additional director chosen by the Class B Directors, subject to the approval of the Class C Directors. The role of the Nominating Committee will be to conduct searches for potential directors and to recommend candidates to the full Board of Directors for its consideration. Leonard Riggio, as the Class B Director, and Thomas Middelhoff, as the Class C Director, will be initial members of the Nominating Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to or promptly following the consummation of the Offering, the Company will appoint at least two independent directors to constitute the Compensation Committee. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee except that Leonard Riggio, the Company's Chairman of the Board, is also the Chairman of the Board of Barnes and Noble and Michael Rosen, who is the Secretary and a director of the Company, is also the Secretary and a director of Barnes & Noble.

COMPENSATION OF DIRECTORS

     All directors other than Leonard Riggio and Stephen Riggio will receive options to purchase 40,000 shares of Class A Common at an exercise price equal to the initial public offering price. Such options will vest in four equal annual installments on the first through fourth anniversary of the completion of the Offering. Directors who are not employees or officers of the Company, bn.com, Barnes & Noble or Bertelsmann may also receive compensation in amounts to be determined. In addition, all directors will be reimbursed for expenses in connection with attendance at Board of Directors and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company will not receive additional compensation for their services as directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company has included in its Amended Charter provisions to indemnify its directors and officers and the officers of bn.com to the extent permitted by Delaware law. The Amended Charter also includes provisions to eliminate the personal liability of its directors and officers and the officers of bn.com to the Company and its stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law (the "DGCL").

     The Company's Amended By-laws provide that the Company will indemnify its directors, officers and employees and the officers and employees of bn.com against judgments, fines, amounts paid in settlement and reasonable expenses.

     Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to directors or officers of the Company or the officers of bn.com, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GOVERNANCE DOCUMENTS

     AMENDED CHARTER. The Amended Charter provides for the Company's three classes of Common Stock and staggered Board of Directors, and also contains the provisions governing the voting rights of the High Vote stock, and the conversion of the High Vote Stock and the exchange of Membership Units not owned by the Company into shares of Class A Common Stock. For a description of these provisions, see "--Additional Directors; Classes of Directors" and "Description of Capital Stock and Membership Units." Pursuant to the Amended Charter, the Board of Directors will consist of nine directors, provided that if there shall be less than three classes of Common Stock issued and outstanding, then the number of directors constituting the Board of Directors shall consist of a number of directors equal to three multiplied by the number of classes of Common Stock then issued and outstanding. The Amended Charter also provides that each of the Class B Common Stock and the Class C Common Stock has the right to directly elect three directors to the Board of Directors and Barnes & Noble and Bertelsmann, by a vote of at least 75% of their respective Class B Common Stock and Class C Common Stock (each voting separately as a class), may, without a vote of the holders of the Class A Common Stock, approve a merger of bn.com into the Company.

     AMENDED BY-LAWS. The Amended By-laws provide for the Committees of the Board of Directors, including the Special Committee. For a description of the Committees of the Board of Directors, see "--Board Committees." The Amended By-laws also provide that major events, including the Major Actions, require the approval of the full Board of Directors. Additionally, the Amended By-laws provide that all actions by or on behalf of the Company with respect to the execution, delivery, termination, amendment or waiver of any agreement between Barnes & Noble and the Company require the approval of a majority of the Class C Directors, and all actions by or on behalf of the Company with respect to the execution, delivery, termination, amendment or waiver of any agreement between Bertelsmann and the Company require the approval of a majority of the Class B Directors.

     STOCKHOLDERS AGREEMENT. In connection with the Offering, the Company, Barnes & Noble and Bertelsmann will enter into a Stockholders Agreements (the "Stockholders Agreement") which will contain "demand" and "piggyback" registration rights with respect to shares of Class A Common Stock issued upon conversion of High Vote Stock or in exchange for Membership Units. See "Description of Capital Stock and Membership Units--Registration Rights." Pursuant to the Stockholders Agreement, transfers of Common Stock beneficially owned by Barnes & Noble and Bertelsmann will be subject to substantially the same restrictions on transfer and rights of first refusal as the Membership Units (which restrictions and rights are described below), provided that, when Barnes & Noble or Bertelsmann transfer their shares of Common Stock, they must also transfer their Membership Units to the transferee of such shares. Notwithstanding the foregoing, Barnes & Noble and Bertelsmann are permitted to transfer some or all of their Class A Common Stock in a public offering or pursuant to Rule 144 under the Securities Act without being subject to the foregoing restrictions. The Stockholders Agreement terminates on the date on which there are no more shares of Common Stock owned by any of the parties thereto. Pursuant to the Stockholders Agreement, each of Barnes & Noble and Bertelsmann will also agree that, with respect to the directors not elected directly by it, it will vote its High Vote Stock in favor of three directors nominated by the Nominating Committee of the Board of Directors.

     OPERATING AGREEMENT. In connection with the Offering, the Company, Barnes & Noble and Bertelsmann will enter into the Operating Agreement, pursuant to which the Company will become the sole Manager of bn.com. As the sole Manager of bn.com, the Company will have unilateral control over all of the affairs and decision making of bn.com, including Major Actions and important rights for the life of bn.com. As such, the Company, through the Special Committee, its Board of Directors and its officers, will be responsible for all operational and administrative decisions of bn.com and the day-to-day management of bn.com's business. Prior to being submitted to the Company's Board of Directors, all Major Actions of bn.com must be approved by the Special Committee. For a description of the Special Committee and the Major Actions it must approve, see "--Board Committees." Furthermore, the Company can not be removed as the sole Manager of bn.com without its approval, nor can bn.com be dissolved without the Company's approval. Additionally, the Operating Agreement will provide that bn.com shall be the exclusive means by which each of Barnes & Noble and Bertelsmann sell English-language books in English-Speaking Countries through the Internet, except that the Web sites of Bertelsmann's publishing companies may sell the books they publish on their Web sites, and BOL.UK, BOL.New Zealand and BOL.Australia may sell English-language books. BOL Web sites operating in non-English-Speaking Countries will contain equally prominent links to bn.com and one BOL Web site for the sale of English-language books. bn.com may only sell non-English-language books through links to BOL's Web sites. The Operating Agreement also prohibits bn.com from operating book clubs. Pursuant to the Operating Agreement, the above exclusivity and restrictions apply to each of Barnes & Noble and Bertelsmann through the later of: (i) the date it ceases to own any Membership Units or Common Stock; and (ii) two years following the date the number of shares of Common Stock, together with the number of Membership Units, held by such party constitutes less than 10% of the then outstanding Membership Units. Pursuant to the Operating Agreement, in general, cash is distributed to members, and profits and losses are allocated among members, in accordance with their respective equity interests in bn.com.

     Pursuant to the Operating Agreement, except as set forth below, neither Barnes & Noble, Bertelsmann, nor any of their respective affiliates may directly or indirectly transfer any right, title or interest in: (i) any Membership Units; or (ii) any of their respective affiliates which beneficially owns, either directly or indirectly, Membership Units. Each member of bn.com, other than the Company, may transfer all of the Membership Units owned by it; (i) to any of its affiliates (other than to an affiliate of which specified competitors own an interest); or (ii) to the transferee of the publishing or retail book store business, as the case may be, in connection with a transfer by Bertelsmann of substantially all of its publishing business in the U.S., or by Barnes & Noble of substantially all of its retail book store business. Additionally, each member of bn.com, other than the Company, may transfer some or all of the Membership Units owned by it to any other member of bn.com or to the Company in exchange for Class A Common Stock in accordance with the Amended Charter. Except with respect to the permitted transfers described above, if, on or after October 31, 1999, Barnes & Noble or Bertelsmann or any of their affiliates desires to transfer any of its Membership Units to any other person in a bona fide transaction solely for cash consideration, it is entitled to do so provided that it first offers to sell such Membership Units to the other in accordance with the right of first refusal provisions of the Operating Agreement.

     For a description of restrictions on the business of bn.com see "Risk Factors--Limitations on bn.com's Business," and for a description of the structure of the Company, see "Corporate History and Recapitalization."

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The salaries and other compensation (other than long-term compensation) of the executive officers of the Company are paid by bn.com. The following table summarizes the compensation paid or accrued by the Company and bn.com during 1998, for services rendered to the Company and bn.com, to the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                    ANNUAL COMPENSATION               ---------------
                                       ---------------------------------------------   SECURITIES
                                                                     OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION               SALARY         BONUS       COMPENSATION(1)    OPTIONS        COMPENSATION(2)
-------------------------------------- ------------   ------------   ---------------  ---------------  ---------------
Stephen Riggio(3)
  Former Chief Executive Officer...... $         --   $         --       $    --         1,380,000       $        --
Jeffrey Killeen(4)
  Former Chief Operating Officer......      490,385        100,000            --         2,070,000           167,121(5)
Carl Rosendorf
  Senior Vice President, Marketing,
  Sales and Business Development......      271,154         33,333         1,500           862,500                --
William F. Duffy(6)
  Vice President, Operations..........      255,507        110,000        23,864           603,750                --
John Kristie(7)
  Former Vice President, Information
  Technology..........................      233,654         44,000         3,200           603,750                --

------------------
(1) Consists of payments made under the Company's Retirement Plan, Deferred Compensation Plan and Defined Contribution Plan.

(2) In accordance with the rules of the Securities and Exchange Commission, except as indicated, other compensation in the form of perquisites and other personal benefits has been omitted for each of the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 1998.

(3) During 1998, Mr. Riggio was paid a salary of $508,462, a bonus of $276,000 and other compensation of $4,000 by Barnes & Noble for his duties as Vice Chairman of Barnes & Noble, which duties included being the Chief Executive Officer of bn.com. None of this compensation has been allocated to bn.com. As of January 4, 1999, Jonathan Bulkeley became the Chief Executive Officer of bn.com.

(4) Mr. Killeen's employment terminated as of February 19, 1999.

(5) Consists solely of reimbursement of relocation expenses.

(6) During January 1998, Mr. Duffy was paid a salary of $31,731 by Barnes & Noble in his capacity as Vice President, Finance of Barnes & Noble, which duties included being the Vice President, Finance of bn.com. None of this compensation has been allocated to bn.com.

(7) Mr. Kristie's employment terminated as of April 5, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock option grants to the Named Executive Officers during the year ended
December 31, 1998.

                                                                                              POTENTIAL REALIZABLE
                                                                                                      VALUE
                                              INDIVIDUAL GRANTS(1)(2)                           AT ASSUMED ANNUAL
                           --------------------------------------------------------------             RATES
                                             % OF TOTAL                                          OF STOCK PRICE
                              NUMBER OF       OPTIONS                                           APPRECIATION FOR
                             SECURITIES      GRANTED TO       EXERCISE                           OPTION TERM(3)
                             UNDERLYING      EMPLOYEES        PRICE PER                     -------------------------
NAME                       OPTION GRANTED    IN FISCAL YEAR    SHARE      EXPIRATION DATE      5.0%         10.0%
-------------------------  ---------------   --------------   ---------   ---------------   ----------   ------------
Stephen Riggio...........       1,380,000          7.6%         $3.48         2/1/2008      $3,022,200   $  7,659,000
Jeffrey Killeen..........       2,070,000(4)      11.4           3.48         2/1/2008       4,533,300     11,488,500
Carl Rosendorf...........         862,500          4.8           3.48         2/1/2008       1,888,875      4,786,875
William F. Duffy.........         603,750          3.3           3.48         2/1/2008       1,322,213      3,350,813
John Kristie.............         603,750(5)       3.3           3.48         2/1/2008       1,322,213      3,350,813

------------------

(1) All options were granted with an exercise price equal to or above the fair market value of the Common Stock at the date of grant.

(2) All options, which were originally granted in February 1998 by bn.com and granted by the Company as replacement options, vest and become exercisable in equal annual installments on each February 1 of the years 1999, 2000, 2001 and 2002.

(3) In accordance with the rules of the Commission, the amounts shown on this table reflect hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5.0% and 10.0%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised.

(4) Mr. Killeen forfeited 1,380,000 of these options, which were not vested at the time of his termination of employment.

(5) Mr. Kristie forfeited 452,813 of these options, which were not vested at the time of his termination of employment.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

     The following table sets forth certain information with respect to the value of unexercised options held by the Named Executive Officers at December 31, 1998. None of the Named Executive Officers exercised any options during the year ended December 31, 1998.

                                                          NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                                      OPTIONS AT DECEMBER 31, 1998        AT DECEMBER 31, 1998(1)
                                                      -----------------------------     ---------------------------
NAME                                                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
---------------------------------------------------   -----------     -------------     -----------   -------------
Stephen Riggio.....................................        --             1,380,000       $    --      $20,037,600
Jeffrey Killeen....................................        --             2,070,000(2)         --       30,056,400
Carl Rosendorf.....................................        --               862,500            --       12,523,500
William F. Duffy...................................        --               603,750            --        8,766,450
John Kristie.......................................        --               603,750            --        8,766,450

------------------

(1) Based upon the initial public offering price of the Class A Common Stock.

(2) Mr. Killeen forfeited 1,380,000 of these options, which were not vested at the time of his termination of employment.

(3) Mr. Kristie forfeited 452,813 of these options, which were not vested at the time of his termination of employment.

EMPLOYEES' RETIREMENT PLAN

     Prior to October 31, 1998, employees of bn.com were covered by a pension plan administered by Barnes & Noble. Under the terms of the Formation Transaction, the assets and liabilities of the Barnes & Noble pension plan were bifurcated and a separate Employees' Retirement Plan maintained by bn.com (the "Retirement Plan") was established for the benefit of bn.com's employees.

     The Retirement Plan is a defined benefit pension plan covering all employees whose services are performed within the U.S. (including Puerto Rico) who are at least 21 years of age and who have completed at least one year of service and work a minimum of 1,000 hours per year. Vesting occurs after five years of service. The Retirement Plan provides bn.com-funded benefits based upon an employee's years of service and highest average annual salary for any five consecutive years in the last ten years of service.

     A participant's annual benefit is determined, generally as (i) 0.7% of the participant's average annual pay as determined in accordance with the Retirement Plan up to Social Security-covered compensation, multiplied by the participant's years of credited service, plus (ii) 1.3% of the participant's average annual pay as determined in accordance with the Retirement Plan in excess of Social Security-covered compensation, multiplied by the participant's years of credited service. A participant's maximum benefit is limited pursuant to Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), to $130,000 for 1998, indexed annually. Compensation recognized under the Retirement Plan is limited to $160,000 for 1997, 1998 and 1999, indexed annually in accordance with Sections 401(a)(17) and 415(d) of the Code.

     The Retirement Plan provides that, for as long as the Barnes & Noble pension plan provides for future benefit accruals, if a participant in the Employees' Retirement Plan becomes employed by Barnes & Noble or an affiliate by a direct transfer of employment from bn.com, increases in such person's age and the compensation paid by Barnes & Noble during that employment with Barnes & Noble will be taken into account in calculating benefits under the Retirement Plan accrued through the date of such transfer. The Retirement Plan also provides that, with respect to any person who becomes employed by bn.com, upon a direct transfer of employment from Barnes & Noble or an affiliate, service with Barnes & Noble or the affiliate shall be taken into account for purposes of vesting, eligibility and early retirement subsidies under the Retirement Plan.

     Credited years of service under the Retirement Plan as of December 31, 1998 for the individuals named in Summary Compensation Table above are: Stephen Riggio--0, Jeffrey Killeen--1, Carl Rosendorf--2, William F. Duffy--5, John Kristie--4.

     The following table illustrates the maximum annual amounts payable at age 65 under the Retirement Plan, based on various levels of highest average annual salary and years of credited service:

                                                                      YEARS OF CREDITED SERVICE
                                                         ---------------------------------------------------
ASSUMED HIGHEST AVERAGE SALARY                             15         20         25         30         35
------------------------------------------------------   -------    -------    -------    -------    -------
$125,000..............................................   $21,405    $28,540    $35,675    $42,810    $49,945
$150,000..............................................    26,280     35,040     43,800     52,560     61,320
$160,000 and above(1).................................    28,230     37,040     47,050     56,460     65,870

------------------
(1) The benefits shown corresponding to this compensation reflect the compensation limit under Section 401(a)(17) of the Code. A participant's compensation in excess of $150,000 (as adjusted to reflect cost-of-living increases) is disregarded for purposes of determining highest average earnings in plan years beginning in 1994 through 1996; a participant's compensation in excess of $160,000 (as adjusted to reflect cost-of-living increases) is disregarded for purposes of determining highest average earnings in plan years beginning in or after 1997. Benefits accrued as of the last day of the plan year beginning in 1993 on the basis of compensation in excess of $150,000 are preserved.

DEFERRED COMPENSATION PLAN

     Prior to October 31, 1998, one employee of bn.com participated in a deferred compensation plan administered by Barnes & Noble (the "Barnes & Noble Plan"). Under the terms of the Formation Transaction, a separate Deferred Compensation Plan, maintained by bn.com was established effective November 1, 1998 for the benefit of eligible bn.com employees. An amount equal to the contributions of the bn.com employee in a deferral account under the Barnes & Noble Plan was transferred to the bn.com Deferred Compensation Plan.

     bn.com's Deferred Compensation Plan is a non-qualified plan, eligibility for which is limited to "Eligible Executives," who include: (i) bn.com employees who became bn.com employees on November 1, 1998; and were eligible to participate in the Barnes & Noble deferred compensation plan on October 31, 1998; and (ii) bn.com employees whose base salary for a calendar year exceeds $130,000. An Eligible Executive may elect in each year he or she is an Eligible Executive to defer no less than $5,000 and no more than 50% of his or her base salary to a Deferral Account under the Deferred Compensation Plan. An Eligible Executive who receives a bonus may elect to defer no less than $2,500 and no more than 100% of his or her bonus to his or her Deferral Account. The Deferral Account of each Eligible Executive who elects to participate in the Deferred Compensation Plan (a "Participant") is credited or debited with investment earnings or losses based upon the performance of the investment fund or index selected by the Participant from among alternatives selected by an Administrative Committee appointed by the Compensation Committee of the Board of Directors.

     A Participant is entitled to a distribution of his or her Deferral Account upon retirement or following termination of employment, as elected by the Participant, but no later than the beginning of the year in which the Participant would attain age 70 1/2. A Participant may elect whether to receive the distribution in a lump sum or in annual installments over not more than fifteen (15) years.

     Amounts payable under the Deferred Compensation Plan are general unsecured obligations of bn.com, payable out of bn.com's general assets to the extent not paid by a grantor trust which bn.com may establish. bn.com may amend or terminate the Deferred Compensation Plan at any time without affecting any of the rights granted prior to termination.

DEFINED CONTRIBUTION PLAN

     bn.com is a participating employer in a defined contribution plan (the "Savings Plan"), sponsored by Barnes & Noble, for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation on a pre-tax or post-tax basis, at their option. bn.com's contributions to the Savings Plan are generally in amounts based upon a defined percentage of the employees' pre-tax contributions. bn.com provides matching contributions to participants in the amount of 50% of the first 5% contributed by them, which contributions are made in the form of Barnes & Noble common stock.

EMPLOYMENT ARRANGEMENTS

     bn.com entered into an Employment Agreement with Jonathan Bulkeley (the "Bulkeley Agreement") pursuant to which, as of January 4, 1999, Mr. Bulkeley became the Chief Executive Officer of bn.com. The Bulkeley Agreement may be terminated by either party on 60 days prior written notice to the other. Pursuant to the Bulkeley Agreement, Mr. Bulkeley receives an annual base salary of $400,000. Mr. Bulkeley is also eligible to receive additional payments under bn.com's incentive compensation and bonus programs, with such amount to be determined by the Compensation Committee in accordance with those programs. Additionally, Mr. Bulkeley has been granted options to purchase a total of 4,140,000 shares of Class A Common Stock at an exercise price of $4.06 per share. One-quarter of such options vested on February 1, 1999 and the remaining options vest in equal installments on the first, second, third and fourth anniversary of February 1, 1999. Unvested options will terminate upon the termination of Mr. Bulkeley's employment. bn.com maintains life insurance coverage in the face amount of $1.5 million on Mr. Bulkeley. Mr. Bulkeley has the exclusive right to designate the beneficiaries of such policy. In the event of Mr. Bulkeley's death, the Bulkeley Agreement shall terminate, and Mr. Bulkeley's legal representative shall receive from bn.com the base salary, benefits or other payments which would otherwise be due to the end of the month during which the termination of employment occurred. In the event termination results from an incapacity, then bn.com shall continue paying Mr. Bulkeley disability benefits no less favorable than those paid to senior executives of Barnes & Noble, including but not limited to the proceeds of disability insurance. If bn.com terminates Mr. Bulkeley for cause, provided Mr. Bulkeley is given at least thirty days prior notice and the opportunity to cure the alleged deficiency, then he shall receive his salary through the end of the month in which the termination occurred. If Mr. Bulkeley's employment is terminated by bn.com without cause, he shall receive the base salary that would otherwise be due at the end of the month of termination multiplied by twenty-four, plus the monthly cost to bn.com of the continuation of certain benefits at then current levels multiplied by twelve. If Mr. Bulkeley is terminated as a result of a "change of control" transaction (as such term is defined in the Bulkeley Agreement), then he will receive an amount of cash equal to 24 times his then monthly salary and all of his then unvested options will immediately vest. The Bulkeley Agreement also contains confidentiality and non-competition provisions.

     bn.com entered into a Termination Agreement with Jeffrey Killeen ("Killeen Termination Agreement"), dated as of February 22, 1999, pursuant to which bn.com agreed to pay Mr. Killeen the remaining portion of his 1999 annual base salary of $500,000, plus two weeks accrued and unused vacation time, in one lump payment. Additionally, Mr. Killeen became fully vested with respect to 690,000 of his 2,070,000 options to purchase shares of Class A Common Stock at an exercise price of $3.48 per share; the balance of options were forfeited. Pursuant to the Killeen Termination Agreement, bn.com will pay Mr. Killeen's medical, insurance, disability and related benefits until February 19, 2000 (the first anniversary of his termination date). Pursuant to the Killeen Termination Agreement, Mr. Killeen agreed not to compete with bn.com for one year.

INCENTIVE PLAN

     GENERAL. The Incentive Plan provides that options to acquire shares of Class A Common Stock ("Shares") may be granted to key officers, employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates as shall be selected from time to time by a committee of not fewer than two directors of the Company, as designated by the Board of Directors. The purpose of the Incentive Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees of the Company and bn.com who will contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentive inherent in the ownership of the Common Stock. Awards under the Incentive Plan may take the form of stock options ("Options"), including corresponding share appreciation rights ("SARs") and reload options, restricted stock awards and stock purchase awards. The Incentive Plan is substantially the same as the 1998 Incentive Plan (the "LLC Incentive Plan") established by bn.com. The Incentive Plan provides for the grant of replacement options ("Replacement Options") to employees of the Company who received options under the LLC Incentive Plan. In connection with the consummation of the Offering, the Company will issue Replacement Options to all holders of outstanding options under the LLC Incentive Plan. As of March 31, 1999, options to purchase 17,856,441 shares of Class A Common Stock at a weighted average exercise price of $4.36 per share were outstanding. The Company will contribute all proceeds received by it upon the exercise of options under the Incentive Plan to bn.com in exchange for Membership Units at a price per Membership Unit equal to the exercise price of such options. See "Corporate History and Recapitalization" and "Description of Capital Stock and Membership Units--Options."

     SHARE AUTHORIZATION. The maximum number of Shares that may be the subject of awards under the Incentive Plan is 25,500,000 Shares and in any given year, the maximum number of Shares with respect to which awards may be granted to any employee is 7,000,000 Shares. Shares covered by any unexercised portions of terminated Options, Shares forfeited by participants and Shares subject to any awards that are otherwise surrendered by a participant without receiving any payment or other benefit with respect thereto may again be subject to new awards under the Incentive Plan. In the event the purchase price of an Option is paid in whole or in part through the delivery of Shares, the number of Shares issuable in connection with the exercise of the Option shall not again be available for the grant of awards under the Incentive Plan. Shares subject to Options, or portions thereof, with respect to which SARs are exercised, are not again available for the grant of awards under the Incentive Plan. The Shares to be issued or delivered under the Incentive Plan are authorized and unissued Shares, or issued Shares that have been acquired by the Company, or both.

     INCENTIVE PLAN ADMINISTRATION. The Incentive Plan is administered by the Compensation Committee. The Compensation Committee is authorized, subject to the provisions of the Incentive Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Incentive Plan. Subject to the provisions of the Incentive Plan, the Compensation Committee shall have authority, in its sole discretion, to grant awards under the Incentive Plan, to interpret the provisions of the Incentive Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Incentive Plan or any award thereunder as it may deem necessary or advisable.

     OPTIONS. "Incentive Stock Options" meeting requirements of Section 422 of the Code, and "Nonqualified Stock Options" that do not meet such requirements are both available for grant under the Incentive Plan. The term of each Option will be determined by the Compensation Committee, but no Option will be exercisable prior to six months from the date of grant or more than ten years after the date of grant (except in the case of Options that are Nonqualified Stock Options, where the Compensation Committee can specify a longer period). Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the Compensation Committee. In general, the exercise price for Incentive Stock Options must be at least equal to 100% of the fair market value of the Shares on the date of the grant and the exercise price for Nonqualified Stock Options will be determined by the Compensation Committee at the time of the grant. The exercise price can be paid in cash, or if approved by the Compensation Committee, by delivery of a promissory note or tendering Shares owned by the participant. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his or her guardian or legal representative) during his or her lifetime, provided, however, the Nonqualified Stock Options may be transferable to family members and trusts for the benefit of the participant or his or her family members.

     SHARE APPRECIATION RIGHTS. The Incentive Plan provides that SARs may be granted in connection with the grant of Options. Each SAR must be associated with a specific Option and must be granted at the time of grant of such Option. A SAR is exercisable only to the extent the related Option is exercisable. Upon the exercise of a SAR, the recipient is entitled to receive from the Company, without the payment of any cash (except for any applicable withholding taxes), up to, but no more than, an amount in cash or Shares equal to the excess of
(A) the fair market value of one Share on the date of such exercise over
(B) the exercise price of any related Option, multiplied by the number of Shares in respect of which such SAR shall have been exercised. Upon the exercise of a SAR, the related Option, or the portion thereof in respect of which such SAR is exercised, will terminate. Upon the exercise of an Option granted in tandem with a SAR, such tandem SAR will terminate.

     RELOAD OPTIONS. The Compensation Committee may grant, concurrently with the award of any Option (an "Underlying Option"), a reload option (a "Reload Option") to such participant to purchase for cash or Shares a number of Shares equal to the number of Shares delivered by the participant to the Company to exercise the Underlying Option and, to the extent authorized by the Compensation Committee, the number of Shares used to satisfy tax withholding obligations. Although an Underlying Option may be an Incentive Stock Option, a Reload Option is not intended to qualify as an Incentive Stock Option. A Reload Option will have the same expiration date as the Underlying Option and an exercise price equal to the fair market value of the Shares on the date of grant of the Reload Option. A Reload Option is exercisable six months from the date of grant. A Reload Option permits a participant to retain the potential Share appreciation in the number of already-owned Shares that are used to exercise an Underlying Option. Retention of such potential appreciation is accomplished by granting options for the number of Shares used to pay the exercise price of the Underlying Option or the related tax withholding obligation. In this way, Reload Options provide a participant with the opportunity to build up ownership of Shares covered by an Underlying Option earlier during the Option term than through a single exercise at or near the end of the Option term.

     RESTRICTED STOCK. The Company may award restricted Shares under the Incentive Plan. Such a grant gives a participant the right to receive Shares subject to a risk of forfeiture based upon certain conditions. The forfeiture restrictions on the Shares may be based upon performance standards, length of service or other criteria as the Compensation Committee may determine. Until all restrictions are satisfied, lapsed or waived, the Company will maintain custody over the restricted Shares but the participant will be able to vote the Shares and will be entitled to all distributions paid with respect to the Shares, as provided by the Compensation Committee. During such restrictive period, the restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Upon termination of employment, the participant forfeits the right to the Shares to the extent the applicable performance standards, length of service requirements, or other measurement criteria have not been met.

     STOCK PURCHASE AWARDS. The Incentive Plan also permits the grant of stock purchase awards. Participants who are granted a stock purchase award are provided with a stock purchase loan to enable them to pay the purchase price for the Shares acquired pursuant to the award. A stock purchase loan will have a term of years to be determined by the Compensation Committee. The purchase price of Shares acquired with a stock purchase loan is the price equal to the fair market value on the date of the award. The Incentive Plan provides that up to 100% of the stock purchase loan may be forgiven over the loan term subject to such terms and conditions as the Compensation Committee shall determine, provided that the participant has not resigned as an employee. At the end of the loan term, the unpaid balance of the stock purchase loan will be due and payable. The interest rate on a stock purchase loan will be determined by the Compensation Committee. Stock purchase loans will be secured by a pledge to the Company of the Shares purchased pursuant to the stock purchase award and such loans will be recourse or non-recourse to a participant, as determined from time to time by the Compensation Committee.

     ANTIDILUTION PROVISIONS. The number of Shares authorized to be issued under the Incentive Plan and subject to outstanding awards (and the grant or exercise price thereof) may be adjusted to prevent dilution or enlargement of rights in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, the issuance of warrants or other rights to purchase Shares or other securities, or other similar capitalization change.

     CHANGE IN CONTROL. Upon the occurrence of a change in control of the Company, all Options and related SARs may become immediately exercisable, the restricted Shares may fully vest and stock purchase loans may be forgiven in full.

     TERMINATION AND AMENDMENT. The Incentive Plan will terminate by its terms and without any action by the Board of Directors in 2008. No awards may be made after that date. Awards outstanding on such termination date will remain valid in accordance with their terms.

     The Committee may amend or alter the terms of awards under the Incentive Plan, including to provide for the forgiveness in whole or in part of stock purchase loans, the release of the Shares securing such loans or the termination or modification of the vesting or performance provisions of the grants of restricted Shares, but no such action shall in any way impair the rights of a participant under any award, without such participant's consent.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 1, 1999 by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) the Named Executive Officers; and (iv) all current executive officers and directors as a group.

                                                NUMBER OF SHARES          PERCENTAGE OF SHARES       PERCENTAGE OF
                                              BENEFICIALLY OWNED(1)        BENEFICIALLY OWNED         VOTING POWER
                                            -------------------------     --------------------    --------------------
NAME AND ADDRESS                            BEFORE          AFTER         BEFORE      AFTER       BEFORE      AFTER
OF BENEFICIAL OWNER                         OFFERING      OFFERING        OFFERING    OFFERING    OFFERING    OFFERING
-----------------------------------------   --------    -------------     --------    --------    --------    --------
Barnes & Noble, Inc. ....................       1(2)       57,500,001(3)    50.0%       41.1%       50.0%       48.9%
  122 Fifth Avenue
  New York, NY 10011
Bertelsmann AG ..........................       1(4)       57,500,001(3)    50.0        41.1        50.0        48.9
  Carl-Bertelsmann--Strasse 270
  33311 Gutersloh, Germany
Leonard Riggio(5)........................       1          60,030,023       50.0        70.6        50.0        49.0
Stephen Riggio(6)........................      --             345,000       --           1.4        --          *
Jeffrey Killeen(7).......................      --             690,000       --           2.7        --          *
Carl Rosendorf(8)........................      --             215,625       --          *           --          *
William F. Duffy(9)......................      --             150,937       --          *           --          *
John Kristie(10).........................      --             150,937       --          *           --          *
Michael N. Rosen(11).....................      --            --             --          --          --          --
Thomas Middelhoff(11)....................      --            --             --          --          --          --
Markus Wilhelm(11).......................      --            --             --          --          --          --
Klaus Eierhoff(11).......................      --            --             --          --          --          --
All current executive officers and
  directors as a group
  (12 persons)(12).......................       1          61,862,835       50.0        71.2        50.0        49.1

------------------
   * Represents less than 1%.

 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Represents 1 share of Class B Common Stock.

 (3) Represents shares of High Vote Stock which are convertible into, and Membership Units which are exchangeable for, shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder thereof. See "Description of Capital Stock and Membership Units."

 (4) Represents 1 share of Class C Common Stock.

 (5) Includes the 1 share of Class B Common Stock owned by Barnes & Noble (before the Offering), and the 57,500,001 shares of Class A Common Stock beneficially owned by Barnes and Noble (after the Offering). Mr. Leonard Riggio beneficially owns approximately 21.9% of the common stock of Barnes & Noble, and is its Chairman of the Board and Chief Executive Officer. Also includes options granted by the Company to Mr. Riggio to purchase 2,530,023 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Riggio to purchase 2,530,023 shares of Class A Common Stock, which options are not exercisable within 60 days following the date of this

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
     Prospectus. Mr. Riggio also has expressed an interest in purchasing shares being sold in the Offering, and may purchase up to 10% of the shares offered.

 (6) Includes options granted by the Company to Mr. Stephen Riggio to purchase 345,000 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Riggio to purchase 1,035,000 shares of Class A Common Stock, which options are not exercisable within 60 days following the date of this Prospectus.

 (7) Includes options granted by the Company to Mr. Killeen to purchase 690,000 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Killeen to purchase 1,380,000 shares of Class A Common Stock, which options were forfeited upon Mr. Killeen's termination of employment.

 (8) Includes options granted by the Company to Mr. Rosendorf to purchase 215,625 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Rosendorf to purchase 646,875 shares of Class A Common Stock, which options are not exercisable within 60 days following the date of this Prospectus.

 (9) Includes options granted by the Company to Mr. Duffy to purchase 150,937 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Duffy to purchase 452,813 shares of Class A Common Stock, which options are not exercisable within 60 days following the date of this Prospectus.

(10) Includes options granted by the Company to Mr. Kristie to purchase 150,937 shares of Class A Common Stock, which options are exercisable within 60 days following the date of this Prospectus. Excludes options granted by the Company to Mr. Kristie to purchase 452,813 shares of Class A Common Stock, which options were forfeited upon Mr. Kristie's termination of employment.

(11) Excludes options to purchase 40,000 shares of Class A Common Stock which will be granted upon the consummation of the Offering, none of which will be exercisable within 60 days following the date of this Prospectus.

(12) Includes 4,362,835 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days following the date of this Prospectus. Excludes 9,063,462 shares of Class A Common Stock issuable upon exercise of options, which options are not exercisable within 60 days following the date of this Prospectus.

     The Underwriters have reserved for sale, at the initial public offering price, up to 2,500,000 shares of the Class A Common Stock offered hereby for employees and directors of the Company and business associates and related persons of the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. Some of the officers and directors set forth above may acquire additional shares of Common Stock in the Offering through such program or otherwise.

                              CERTAIN TRANSACTIONS

     In connection with the Offering, Barnes & Noble and Bertelsmann will enter into the Stockholders Agreement which will provide, among other things, for the management of the Company and the Operating Agreement, pursuant to which the Company will become the sole Manager of, and will control the affairs of, bn.com. For a description of these agreements, See "Management--Governance Documents."

     bn.com and either Barnes & Noble and Bertelsmann or their affiliates have entered into the Supply Agreement, the Trademark License Agreement, the Database License Agreement, the BOL Trademark License Agreement, the Technology Sharing and License Agreements and the Services Agreements. Pursuant to the Supply Agreement, bn.com paid Barnes & Noble $26.9 million in 1998 and $3.9 million in 1997. Pursuant to the Services Agreement, bn.com paid Barnes & Noble and/or its affiliates $0.9 million in 1998 and $0.2 million in 1997. For a description of these agreements, see "Business--Related Party Agreements."

     bn.com subleases real estate from Barnes & Noble. For a description of this lease, see "Business--Facilities."

     Thomas Middelhoff, a director of the Company, is also a director of AOL. Prior to Mr. Middelhoff being a director of the Company, bn.com has entered into the AOL Agreement. For a description of the AOL Agreement, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

     Michael N. Rosen, a director of the Company, is also a senior member of Robinson Silverman, which firm is outside counsel to the Company and bn.com.

               DESCRIPTION OF CAPITAL STOCK AND MEMBERSHIP UNITS

GENERAL

     The following description of the capital stock of the Company and provisions of the Amended Charter, and the Amended By-laws are summaries thereof and are qualified by reference to the Amended Charter and the Amended By-laws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part.

     The authorized capital stock of the Company consists of 750,000,000 shares of Class A Common Stock, par value $.001 per share, 1,000 shares of Class B Common Stock, par value $.001 per share, 1,000 shares of Class C Common Stock, par value $.001 per share and 50,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

     As of the completion of the Offering, there will be 25,000,000 shares of Class A Common Stock issued and outstanding, one share of Class B Common Stock issued and outstanding and beneficially held of record by Barnes & Noble and one share of Class C Common Stock issued and outstanding and beneficially held of record by Bertelsmann.

     VOTING RIGHTS. The holders of Class A Common Stock and High Vote Stock generally have identical rights, except each holder of Class A Common Stock is entitled to one vote per share and each holder of High Vote Stock is entitled to the number of votes per share equal to: (i) ten, multiplied by the sum of
(a) the aggregate number of High Vote Stock owned by such holder and (b) the aggregate number of Membership Units owned by such holder; divided by (ii) the number of shares of High Vote Stock owned by such holder. Holders of the Class B Common Stock are entitled to elect three directors to the Company's Board of Directors and holders of the Class C Common Stock are entitled to elect three directors to the Company's Board of Directors. The remaining directors will be elected by all of the stockholders of the Company voting together as a single class. Holders of shares of Class A Common Stock and High Vote Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and High Vote Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Amended Charter must be approved by a majority of the combined voting power of all of Class A Common Stock and High Vote Stock, voting together as a single class. However, amendments to the Amended Charter that would alter or change the powers, preferences or special rights of the Class A Common Stock or the High Vote Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Amended Charter to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of the holders of a majority of the Common Stock, voting together as a single class. Barnes & Noble and Bertelsmann, by a vote of at least 75% of their respective Class B Common Stock and Class C Common Stock (each voting separately as a class), may, without a vote of the holders of the Class A Common Stock, approve a merger of bn.com into the Company.

     DIVIDENDS. Holders of Class A Common Stock and High Vote Stock will share ratably (based on the number of shares of Common Stock held) in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and High Vote Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock, and shares of High Vote Stock may be paid only to holders of High Vote Stock; and
(ii) shares shall be paid proportionally with respect to each outstanding share of Class A and High Vote Stock. The Company may not subdivide or combine shares of either class of Common Stock without at the same time proportionally subdividing or combining shares of the other class.

     CONVERSION OF HIGH VOTE STOCK. Each share of High Vote Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Any shares of High Vote Stock transferred to a person other than Barnes & Noble or any of its subsidiaries or Bertelsmann or any of its subsidiaries shall automatically convert to shares of Class A Common Stock upon such disposition. If the number of outstanding shares of Class B Common Stock plus the number of Membership Units owned by the holder of the Class B Common Stock falls below 15% of the number of outstanding Membership Units, then all outstanding shares of Class B Common Stock shall automatically convert into Class A Common Stock. If the number of the outstanding shares of Class C Common Stock plus the number of Membership Units owned by the holder of the Class C Common Stock falls below 15% of the number of outstanding Membership Units, then all outstanding shares of Class C Common Stock shall automatically convert into Class A Common Stock.

     OTHER RIGHTS. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

     On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

     No shares of any class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.

     Upon consummation of the Offering, all the outstanding shares of Class A Common Stock and High Vote Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of the Offering, the Board of Directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 50 million shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of the Offering, there will be no shares of Preferred Stock outstanding. The Company has no present plans to issue any shares of Preferred Stock. See "--Anti-Takeover Effects of Provisions of Delaware Law and the Company's Amended Charter and Amended By-laws."

OPTIONS

     As of March 31, 1999, options to purchase a total of 17,856,441 shares ("Option Shares") of Class A Common Stock were outstanding, 12,391,296 of which are subject to lock-up agreements entered into with the Underwriters. Of the remaining 5,465,145 Option Shares, 1,185,937 will be eligible for sale immediately following the completion of the Offering.

     The total number of shares of Class A Common Stock that may be subject to the granting of options under the Incentive Plan shall be equal to 25,500,000 shares of Common Stock. See "Management--Incentive Plan" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND THE AMENDED CHARTER AND AMENDED BY-LAWS

     The Company is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     Additionally, provisions of the Amended Charter and Amended By-laws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     The relevant portions of the Amended Charter and Amended By-laws are designed to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are meant to encourage persons interested in acquiring control of the Company to first consult with the Board of Directors to negotiate terms of a potential business combination or offer. Further, these provisions protect against an unsolicited proposal for a takeover of the Company that may effect the long-term value of the Company's stock or that may be otherwise unfair to the stockholders of the Company.

     CLASSIFIED BOARD OF DIRECTORS. The Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors will consist of nine directors, provided that if there shall be less than three classes of Common Stock issued and outstanding, then the Board of Directors shall consist of a number of directors equal to three multiplied by the number of classes of Common Stock then issued and outstanding. Further, three members of the Board of Directors are elected by the holders of the Class B Common Stock and three members of the Board of Directors are elected by the holders of the Class C Common Stock.

     These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     SPECIAL MEETING OF STOCKHOLDERS. The Amended By-laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors, a member of the Special Committee, or a majority of the Board of Directors.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Amended By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 30 days nor more than 60 days prior to the annual meeting; provided, that in the event that less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders' or made public, whichever first occurs. The Amended By-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

     AMENDMENTS. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least 70% of the issued and outstanding Common Stock, voting as one class, is required to amend or repeal the Amended Charter. Subject to the Amended By-laws, the Board of Directors may from time to time make, amend, supplement or repeal the Amended By-laws by vote of a majority of the Board of Directors; provided, however, that the stockholders may change or amend or repeal any provision of the Amended By-laws by the affirmative vote of the holders of a majority of the Common Stock, voting as one class, and (y) if a Class B Director is then entitled to be a member of the Special Committee, by the affirmative vote of the holders of a majority of the Class B Common Stock, voting separately as a class, and (z) if a Class C Director is then entitled to be a member of the Special Committee, by the affirmative vote of the holders of a majority of the Class C Common Stock, voting separately as a class.

MEMBERSHIP UNITS

     Immediately following the Offering, there will be 140,000,002 Membership Units issued and outstanding, 57,500,000 of which will be beneficially owned by Barnes & Noble, 57,500,000 of which will be beneficially owned by Bertelsmann, and 25,000,002 of which will be beneficially owned by the Company.

     The number of outstanding Membership Units owned by the Company will at all times equal the number of shares of outstanding Common Stock. The net cash proceeds received by the Company from any issuance of shares of Common Stock, including with regard to the exercise of options issued under the Incentive Plan, shall be concurrently transferred to bn.com in exchange for Membership Units equal in number to such number of shares of Common Stock issued by the Company.

     Pursuant to the terms of the Amended Charter, each Membership Unit not owned by the Company is exchangeable for one share of Class A Common Stock at any time by the holder thereof. See "Management--Governance Documents" and "Corporate History and Recapitalization."

REGISTRATION RIGHTS

     Pursuant to the Stockholders Agreement, holders ("Holders") of shares of Class A Common Stock ("Registrable Securities") issued or to be issued upon conversion of shares of High Vote Stock and upon the exchange of Membership Units will be granted registration rights.

     The Stockholders Agreement provides that each Holder is entitled to unlimited "piggyback" registration rights, meaning they can include their Registrable Securities in registration statements filed by the Company. Holders may also, subject to certain limitations, "demand" that the Company register the Registrable Securities held by them, provided that the amount of Registrable Securities subject to such demand constitutes at least 5% of the outstanding Common Stock on the date of such demand or has a market value in excess of $25 million. The Company will pay the costs associated with all such registrations.

     Shares of Class A Common Stock cease to be Registrable Securities (i) upon the consummation of any sale of such shares pursuant to an effective registration statement or Rule 144 under the Securities Act or (ii) when they become eligible for sale under Rule 144(k) under the Securities Act.

     Immediately following the Offering, 115,000,002 shares of Class A Common Stock to be issued upon conversion of High Vote Stock or exchange of Membership Units will have the foregoing registration rights.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock is ChaseMellon Shareholder Services L.L.C., New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Following the Offering, 25,000,000 shares of Class A Common Stock will be issued and outstanding. An additional 115,000,002 shares of Class A Common Stock will be issuable upon the conversion of High Vote Stock and exchange of Membership Units not owned by the Company, which shares have "demand" and "piggyback" registration rights attached to them and will become eligible for resale 180 days following the completion of the Offering, subject to Rule 144 under the Securities Act. In addition, as of March 31, 1999, 17,856,441 shares were issuable upon exercise of options granted under the Incentive Plan. Of these: (i) 1,185,937 will be eligible for sale immediately following the completion of the Offering; (ii) an additional 698,497 will be eligible for sale within 60 days following the completion of the Offering; and (iii) an additional 4,362,835 will become eligible for resale 180 days following the completion of the Offering, subject to Rule 144 under the Securities Act. The balance of shares issuable upon exercise of options relate to options which are not scheduled to vest within 180 days following the completion of the Offering. The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. See "Principal Stockholders," "Description of Capital Stock and Membership Units," "Shares Eligible for Future Sale" and "Underwriting."

     It is anticipated that a Registration Statement on Form S-8 covering the Class A Common Stock that may be issued pursuant to the options granted under the Incentive Plan will be filed promptly after the completion of the Offering. The shares of Class A Common Stock issued pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company who generally may only resell such shares in accordance with the provisions of Rule 144, other than the holding period requirement.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of material United States federal income and estate tax consequences of the purchase, ownership and disposition of Class A Common Stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of Class A Common Stock that is:
(i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and (iv) a trust, if a U.S. Court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of such trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may be subject to additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of Class A Common Stock eligible for reduced rate of United State withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claims for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

     An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause
(ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the Class A Common Stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period) more than five percent of the Class A Common Stock will be subject to U.S. federal income tax on the disposition of the Class A Common Stock.

     Special Rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such Holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such Holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Class A Common Stock within the United States or conducted through U.S.-related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the Holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104 and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Michael N. Rosen, Secretary and a director of the Company, is a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP.

                                    EXPERTS

     The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 (herein together with all amendments and exhibits thereto referred to as the "Registration Statement"), of which this Prospectus forms a part, with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company, bn.com and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement. With respect to statements contained in this Prospectus as to the contents of any agreement or other document reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Upon completion of the Offering, the Company will be required to file annual, quarterly and other information with the Commission. A copy of the Registration Statement and any other documents filed with the Commission may be inspected without charge at the Commission's principal office in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's Web site located at http://www.sec.gov. The Registration Statement has been filed with the Commission through EDGAR. Information concerning the Company is also available for inspection at the offices of Nasdaq, 1735 K Street, NW, Washington, D.C., 20006-1500.

                      [This page intentionally left blank]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----

barnesandnoble.com inc.

  Report of Independent Certified Public Accountants......................................................    F-2

  Balance Sheet...........................................................................................    F-3

  Notes to Balance Sheet..................................................................................    F-4

barnesandnoble.com llc

  Report of Independent Certified Public Accountants......................................................    F-6

  Balance Sheets..........................................................................................    F-7

  Statements of Operations................................................................................    F-8

  Statements of Changes in Members' Equity................................................................    F-9

  Statements of Cash Flows................................................................................   F-10

  Notes to Financial Statements...........................................................................   F-11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors:

We have audited the accompanying balance sheet of barnesandnoble.com inc. (a Delaware corporation) as of May 25, 1999. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of barnesandnoble.com inc. as of May 25, 1999, in conformity with generally accepted accounting principles.

                                          _________/s/ BDO SEIDMAN, LLP_________
                                                     BDO Seidman, LLP

New York, New York
May 25, 1999

                            BARNESANDNOBLE.COM INC.
                                 BALANCE SHEET
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                                                                     MAY 25, 1999
                                             ASSETS
Cash............................................................................................       $     --
                                                                                                       --------

          Total assets..........................................................................       $     --
                                                                                                       --------
                                                                                                       --------

                                      STOCKHOLDERS' EQUITY

Preferred Stock; $0.001 par value; 50,000,000
  shares authorized; none issued and outstanding................................................       $     --
Common Stock Series A; $0.001 par value; 750,000,000
  shares authorized; none issued and outstanding................................................             --
Common Stock Series B; $0.001 par value; 1,000
  shares authorized; 1 share issued and outstanding.............................................             --
Common Stock Series C; $0.001 par value; 1,000
  shares authorized; none issued and outstanding................................................             --
Paid-in capital.................................................................................             --
                                                                                                       --------
          Total stockholders' equity............................................................       $     --
                                                                                                       --------
                                                                                                       --------

                    See accompanying notes to balance sheet.

                            BARNESANDNOBLE.COM INC.

                             NOTES TO BALANCE SHEET

1. ORGANIZATION

     barnesandnoble.com llc ("bn.com") is an online retailer of books and complementary information, entertainment and intellectual property-based products. Prior to October 31, 1998, the business of bn.com was conducted by a wholly owned subsidiary of Barnes & Noble, Inc. ("Barnes & Noble"), which subsidiary was originally incorporated on January 14, 1997 in the State of Delaware under the name Barnes & Noble Online, Inc. ("B&N Online"). Effective October 31, 1998, Barnes & Noble and Bertelsmann AG ("Bertelsmann") completed a transaction that established bn.com as the owner and operator of the business (the "Formation Transaction"). In connection with the Formation Transaction, B&N Online contributed substantially all of its assets and liabilities to bn.com. Subsequent to the Formation Transaction, B&N Online changed its name to B&N Sub Corp.

     On March 10, 1999, Barnes & Noble caused B&N Sub Corp. to establish a new wholly owned Delaware subsidiary named barnesandnoble.com inc. On May 24, 1999, B&N Sub Corp. transferred its ownership of barnesandnoble.com inc. to B&N.com Holding Corp. ("BN.com Holding Corp."). This resulted in Barnes & Noble owning 100% of BN.com Holding Corp. which itself owns 100% of newly formed barnesandnoble.com inc. (the "Company"). Subsequent to that, the Company filed an amended charter which, among other things, reclassified its outstanding common stock to one share of Class B Common Stock. Prior to completion of the Offering, the Company will issue a share of Class C Common Stock constituting a 50% interest in the Company to a wholly-owned subsidiary of Bertelsmann. The foregoing transactions in this paragraph are collectively referred to as the "Recapitalization." The completion of the foregoing transactions will result in Barnes & Noble and Bertelsmann each having a 50% beneficial interest in the Company through their ownership of all of the outstanding Class B and Class C Common Stock.

     Immediately following the Offering, the Company will be a holding company whose sole asset will be its approximate 17.9% equity interest in bn.com and whose sole business will be acting as the sole Manager of bn.com. As sole Manager of bn.com, the Company will control all major business decisions of bn.com. Immediately following the Offering, Barnes & Noble, Inc. and Bertelsmann AG will each beneficially own an approximate 41.1% equity interest in bn.com.

     The acquisition of the ownership interest in bn.com using the proceeds from the offering will result in consolidation of the Company with bn.com as a result of the Company's control as sole Manager. Moreover, this transaction will be treated as a reorganization of entities under common control in a manner similar to a pooling of interests, analogous to the type of transaction described in Emerging Issues Task Force issue 94-2 ("EITF 94-2"). Accordingly, the net assets of bn.com contributed by Barnes & Noble will be reported in the consolidated financial statements at Barnes & Noble's historical cost, and the minority interests in bn.com will be based on the net book equity of bn.com (after contribution of the proceeds from the Offering) multiplied by the ownership percentages of Barnes & Noble and Bertelsmann.

     For purposes of comparability, the operations from inception have been reflected in the financial statements of bn.com included elsewhere herein. Therefore, the balance sheet of the Company is presented as if bn.com (and not the Company) had always operated the Company's business and reflects the financial position of the Company subsequent to the Formation Transaction after giving effect to the Recapitalization.

                            BARNESANDNOBLE.COM INC.
                      NOTES TO BALANCE SHEET--(CONTINUED)

2. STOCKHOLDERS' EQUITY

COMMON STOCK

     There are three classes of common stock authorized: Class A Common Stock ("Class A Common"), Class B Common Stock ("Class B Common") and Class C Common Stock ("Class C Common"). The holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and Class C Common Stock (collectively "High Vote Stock"), except that each holder of Class A Common Stock is entitled to one vote per share and each holder of High Vote Stock is entitled to the number of votes per share equal to: (i) ten, multiplied by the sum of (a) the aggregate number of High Vote Stock owned by such holder and
(b) the aggregate number of Membership Units owned by such holder; divided by
(ii) the number of shares of High Vote Stock owned by such holder. Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Amended Charter"), each of the holders of the High Vote Stock has the right to directly elect three of the Company's directors. Otherwise, holders of Class A Common Stock and High Vote Stock (collectively "Common Stock") generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by the holders of the High Vote Stock) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law.

PREFERRED STOCK

     The Board of Directors is authorized to issue up to an aggregate of 50 million Shares of Preferred Stock. The rights and characteristics of the Preferred Stock are at the discretion of the Board of Directors. As of May 25, 1999 there was no Preferred Stock outstanding.

3. PUBLIC OFFERING

     The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") for a public offering (the "Offering") of Class A Common Stock on September 24, 1998. Such registration statement was declared effective by the SEC on May 24, 1999, for an offering of 25,000,000 shares of Class A Common Stock. The Company intends to use all of the net proceeds of the Offering to buy membership units in bn.com. bn.com intends to use such proceeds of the membership unit sale to fund future operations.

4. INCENTIVE PLAN

     The Company established a 1999 Incentive Plan ("Incentive Plan") which provides that options to acquire shares of Class A Common Stock may be granted to key officers, employees, and other key people. The Incentive Plan also provides for the grant of replacement options to key officers and employees of bn.com who received options under a prior plan. In that regard, the Company intends to grant replacement options at prices ranging from $3.48 to $18.00 per share. The Company will not record compensation expense in connection with the issuance of such options because they will contain the same terms on an equivalent share basis as the options they will replace.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of barnesandnoble.com llc:

     We have audited the accompanying balance sheets of barnesandnoble.com llc (a Delaware limited liability company) as of December 31, 1997 and December 31, 1998, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of barnesandnoble.com llc as of December 31, 1997 and December 31, 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          _________/s/ BDO SEIDMAN, LLP_________
                                                     BDO Seidman, LLP

New York, New York
May 6, 1999

                             BARNESANDNOBLE.COM LLC
                                 BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                                                       DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                                          1997            1998            1999
                                                                       ------------    ------------    -----------
                                                                                                       (UNAUDITED)

                               ASSETS

CURRENT ASSETS:

  Cash and cash equivalents.........................................     $     --        $ 96,940       $  60,936

  Receivables, net..................................................          430           2,387           1,732

  Merchandise inventories...........................................          615           1,579           2,296

  Prepaid expenses and other current assets.........................        9,245          10,770          11,370
                                                                         --------        --------       ---------

     Total current assets...........................................       10,290         111,676          76,334
                                                                         --------        --------       ---------

Fixed assets, net...................................................       15,953          39,770          40,869

Restricted cash.....................................................           --          50,393          50,628

Other noncurrent assets.............................................           84             305             377
                                                                         --------        --------       ---------

     Total assets...................................................     $ 26,327        $202,144       $ 168,208
                                                                         --------        --------       ---------
                                                                         --------        --------       ---------

                  LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable..................................................     $  3,857        $     --       $   3,455

  Accrued liabilities...............................................        3,257          19,804           7,757

  Due to affiliate..................................................           --          13,191           8,065
                                                                         --------        --------       ---------

     Total current liabilities......................................        7,114          32,995          19,277
                                                                         --------        --------       ---------

MEMBERS' EQUITY:

  Members' equity...................................................       19,213         169,149         148,931

Commitments and contingencies
                                                                         --------        --------       ---------

     Total liabilities and members' equity..........................     $ 26,327        $202,144       $ 168,208
                                                                         --------        --------       ---------
                                                                         --------        --------       ---------

                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                            STATEMENTS OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)

                                                                                            THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,     ----------------------
                                                             -------------------------    MARCH 31,    MARCH 31,
                                                               1997             1998        1998         1999
                                                             --------         --------    ---------    ---------
                                                                                               (UNAUDITED)
Net sales.................................................   $ 11,949         $ 61,834     $ 9,013     $  32,317
Cost of sales.............................................     10,117           47,569       7,003        25,016
                                                             --------         --------     -------     ---------
  Gross profit............................................      1,832           14,265       2,010         7,301
                                                             --------         --------     -------     ---------
Operating expenses:
  Marketing and sales.....................................      8,855           70,423       6,613        18,909
  Product development.....................................      3,256            8,532       1,804         3,519
  General and administrative..............................      3,273           19,166       3,089         6,107
                                                             --------         --------     -------     ---------
     Total operating expenses.............................     15,384           98,121      11,506        28,535
                                                             --------         --------     -------     ---------
Operating loss............................................    (13,552)         (83,856)     (9,496)      (21,234)
Interest income, net......................................         --              708          --         1,016
                                                             --------         --------     -------     ---------
Net loss..................................................   $(13,552)        $(83,148)    $(9,496)    $ (20,218)
                                                             --------         --------     -------     ---------
                                                             --------         --------     -------     ---------

                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                           (IN THOUSANDS OF DOLLARS)

                                                                       ACCUMULATED       CAPITAL         MEMBERS'
                                                                          LOSS         CONTRIBUTIONS      EQUITY
                                                                       ------------    --------------    --------

Balance January 1, 1997.............................................    $       --        $     --       $     --

  Net loss for year ended December 31, 1997.........................       (13,552)             --        (13,552)

  Capital contribution from Barnes & Noble, Inc., net...............            --          32,765         32,765
                                                                        ----------        --------       --------

Balance December 31, 1997...........................................       (13,552)         32,765         19,213

  Net loss for year ended December 31, 1998.........................       (83,148)             --        (83,148)

  Capital contribution from Barnes & Noble, Inc., net...............            --          83,084         83,084

  Capital contribution from Bertelsmann AG, net of $50 million
     subscription receivable .......................................            --         150,000        150,000
                                                                        ----------        --------       --------

Balance December 31, 1998...........................................       (96,700)        265,849        169,149

  Net loss for three months ended March 31, 1999 (unaudited)........       (20,218)             --        (20,218)
                                                                        ----------        --------       --------

Balance March 31, 1999 (unaudited)..................................    $ (116,918)       $265,849       $148,931
                                                                        ----------        --------       --------
                                                                        ----------        --------       --------

                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC
                            STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                            YEAR ENDED DECEMBER        THREE MONTHS
                                                    31,               ENDED MARCH 31,
                                           ----------------------    -----------------
                                             1997          1998       1998      1999
                                           --------      --------    -------   -------
                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................   $(13,552)     $(83,148)   $(9,496)  $(20,218)

  Adjustments to reconcile net loss to
     net cash flows from operating
     activities:
     Depreciation and amortization......      2,280         6,823    1,195       2,595
     Loss on sale of fixed assets.......         --           205       --          --
     (Increase) decrease in receivables,
       net..............................       (430)       (1,957)     (76)        655
     (Increase) decrease in merchandise
       inventories......................       (615)         (964)     276        (717)
     Increase in prepaid expenses and
       other current assets.............     (9,245)       (1,525)   (6,481)      (600)
     Increase (decrease) in accounts
       payable..........................      3,857        (3,857)   (2,752)     3,455
     Increase (decrease) in due to
       affiliate........................         --        13,191       --      (5,126)
     Increase (decrease) in accrued
       liabilities......................      3,257        16,547      684     (12,047)
                                           --------      --------    -------   -------
       Net cash flows from operating
          activities....................    (14,448)      (54,685)   (16,650)  (32,003)
                                           --------      --------    -------   -------
Cash flows from investing activities:
     Purchases of fixed assets..........    (18,233)      (31,035)   (7,971)    (3,691)
     Increase in restricted cash........         --       (50,393)      --        (235)
     Proceeds from sale of fixed
       assets...........................         --           200       --          --
     (Increase) decrease in other
       noncurrent assets................        (84)         (231)    (246)         85
                                           --------      --------    -------   -------
       Net cash flows from investing
          activities....................    (18,317)      (81,459)   (8,217)    (3,841)
                                           --------      --------    -------   -------
Cash flows from financing activities:
     Capital contributions from
       members..........................     32,765       233,084    24,867         --
     Increase in deferred financing
       fees.............................         --            --       --        (160)
                                           --------      --------    -------   -------
       Net cash flows from financing
          activities....................     32,765       233,084    24,867       (160)
                                           --------      --------    -------   -------
Net change in cash and cash
  equivalents...........................         --        96,940       --     (36,004)
Cash and cash equivalents at beginning
  of period.............................         --            --       --      96,940
                                           --------      --------    -------   -------
Cash and cash equivalents at end of
  period................................   $     --      $ 96,940    $  --     $60,936
                                           --------      --------    -------   -------
                                           --------      --------    -------   -------

                See accompanying notes to financial statements.

                             BARNESANDNOBLE.COM LLC

                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

     barnesandnoble.com llc ("bn.com") is an online retailer of books and complementary information, entertainment and intellectual property-based products. bn.com is a limited liability company whose members are Barnes & Noble, Inc. ("Barnes & Noble") and Bertelsmann AG ("Bertelsmann"), each acting through a wholly-owned subsidiary with a 50% ownership interest as of December 31, 1998.

     Prior to October 31, 1998, the business of bn.com was transacted by a wholly owned subsidiary of Barnes & Noble, which subsidiary was originally incorporated under the name Barnes & Noble Online, Inc. ("B&N Online"). Effective October 31, 1998, Barnes & Noble and Bertelsmann completed a transaction that established bn.com as the owner and operator of the business (the "Formation Transaction"). In connection with the Formation Transaction, B&N Online contributed substantially all of its assets and liabilities to bn.com at their historical cost and Bertelsmann contributed $150 million and will contribute an additional $50 million in cash prior to the effective date of the public offering. bn.com accounted for the investment made by Bertelsmann in bn.com as a capital contribution. The accompanying financial statements reflect the Formation Transaction as of the earliest period presented.

     Prior to the Formation Transaction, bn.com relied on Barnes & Noble to provide financing for its operations. Capital contributions from Barnes & Noble have been included in members' equity in the statement of cash flows for all periods presented. The cash flows are not indicative of the cash flows that would have resulted had bn.com been operating as a separate stand-alone company during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

RESTRICTED CASH

     The amount classified as restricted cash in the accompanying financial statements represents the portion of the Bertelsmann investment that will remain in a reserve account, including accumulated interest. Upon the $50 million contribution by Bertelsmann, the restricted cash will become available to bn.com. The funds in the reserve account are invested in investment grade commercial paper and bank notes with maturities not exceeding 180 days.

MERCHANDISE INVENTORIES

     Inventories are valued at the lower of cost or market as determined on a first-in, first-out basis. bn.com purchases a substantial majority of its products from two major vendors, Ingram Book Group ("Ingram") and Barnes & Noble. Ingram accounted for 50.1%, 25.9% and 23.3% of bn.com's inventory purchases during the years ended December 31, 1997 and December 31, 1998, and the three months ended March 31, 1999, respectively. Barnes & Noble accounted for 38.5%, 60.3% and 65.9% of

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) bn.com's inventory purchases during the years ended December 31, 1997 and December 31, 1998, and the three months ended March 31, 1999, respectively. Barnes & Noble charges bn.com the cost associated with such purchases, plus incremental overhead incurred by Barnes & Noble in connection with providing such inventory.

FIXED ASSETS

     Fixed assets are carried at cost less accumulated depreciation and amortization. Computers and equipment are depreciated using the straight line method over the estimated useful lives of 3 to 10 years. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. bn.com elected early adoption of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," otherwise effective for fiscal years beginning after December 15, 1998. Accordingly, direct internal and external costs associated with the development of the features, content and functionality of bn.com's online store, transaction-processing systems, telecommunications infrastructure and network operations, incurred during the application development stage, have been capitalized, and are amortized over the estimated useful lives of three years.

IMPAIRMENT OF LONG-LIVED ASSETS

     bn.com reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date no such impairment has been recognized.

NET SALES

     Sales of bn.com's products are recognized, net of discounts and estimated returns, at the time the products are shipped to customers. International net sales were $1.2 million and $6.2 million for the years ended December 31, 1997 and December 31, 1998, respectively, and $1.1 million and $2.9 million for the three months ended March 31, 1998 and March 31, 1999, respectively.

ADVERTISING COSTS

     bn.com expenses the costs of advertising for magazines, television, radio, and other media the first time the advertising takes place. Advertising expense was $3.1 million and $32.4 million for the years ended December 31, 1997 and December 31, 1998, respectively, and $4.2 million and $13.5 million for the three months ended March 31, 1998 and March 31, 1999, respectively.

PRODUCT DEVELOPMENT

     Product development expenses included in the accompanying statements of operations consist principally of indirect development costs and all costs associated with the maintenance of the features, content and functionality of bn.com's online stores, transaction-processing systems, telecommunications infrastructure and network operations.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
INCOME TAXES

     Through October 31, 1998, bn.com, as a wholly-owned subsidiary, was included in Barnes & Noble's U.S. consolidated income tax returns. As such, any benefit for income taxes due to losses generated by bn.com were realized and recognized by Barnes & Noble. Effective November 1, 1998, bn.com, as a result of the Formation Transaction, was no longer a subsidiary of Barnes & Noble and as a limited liability company is not considered a taxable entity for Federal income tax purposes and most state income tax purposes. Any taxable income or losses recorded subsequent to the Formation Transaction are reported by the members on their respective income tax returns. As result of the Formation Transaction, no tax benefits have been allocated to bn.com for its losses for all periods presented.

CONCENTRATION OF CREDIT RISK

     bn.com is subject to concentrations of credit risk from its holdings of cash, cash equivalents and short-term investments. bn.com's credit risk is managed by investing its cash in high-quality money market instruments and securities of the U.S. government and its agencies, foreign governments and high-quality corporate issuers. In addition, bn.com's accounts receivable are not significant and are due from domestic banks. bn.com believes it had no unusual concentrations of credit risk at December 31, 1998 and at March 31, 1999.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:

                                                   DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                     1997             1998            1999
                                                   ------------    ------------    ------------
                                                                  (IN THOUSANDS)   (UNAUDITED)

Lycos marketing advances........................      $4,500         $  3,000        $  1,125
MSN marketing advances..........................          --            2,400           1,200
AOL marketing advances..........................       2,500            1,400           2,220
Other marketing advances........................       2,130            2,505           4,595
Other current assets............................         115            1,465           2,230
                                                      ------         --------        --------
                                                      $9,245         $ 10,770        $ 11,370
                                                      ------         --------        --------
                                                      ------         --------        --------

     On July 31, 1997, bn.com entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which bn.com is the exclusive bookseller on the Lycos site and Lycos has agreed to limit various types of advertisements on its site. Under the Lycos Agreement, visitors to Lycos' Web site may readily link to bn.com's online stores on the Web, which is promoted by Lycos using content provided by bn.com, for the online purchase of books and related information. The Lycos Agreement provides for bn.com to pay Lycos an annual fee of $4.5 million per year through the year 2000. In addition, bn.com is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer bn.com the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement.

     On October 1, 1998, bn.com entered into a one-year e-commerce merchant agreement with Microsoft Corporation (the "MSN agreement"), pursuant to which bn.com is given premier placements on MSN.com and MSN.com is linked to bn.com's online stores. The agreement also provides bn.com with a broad set of feature placements throughout MSN.com. In consideration of the services provided

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS--(CONTINUED) under the MSN Agreement, bn.com has paid to Microsoft $3.0 million. In addition, bn.com is required to pay Microsoft a percentage of revenues generated through links from MSN.com, with all payments of fees first credited against the initial payment of $3.0 million.

     On November 1, 1997, bn.com and America Online ("AOL") formed a strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for bn.com to be featured as the exclusive online book retailer within AOL's commercial service which has approximately 17 million subscribers, excluding AOL.com. The AOL Agreement also gives bn.com an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Agreement, bn.com will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $8.0 million has been paid as of December 31, 1998, $10.0 million will be paid in 1999 and $11.0 million will be paid in each of the years 2000 and 2001. The AOL Agreement also contains revenue sharing provisions for sales above specified amounts. bn.com amortizes the payments associated with the AOL Agreement based on impressions over the subsequent 12 months.

4. FIXED ASSETS

     Fixed assets, at cost, consist of the following:

                                                             DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                                1997            1998           1999
                                                             ------------    ------------    -----------
                                                                           (IN THOUSANDS)    (UNAUDITED)
Computers and equipment...................................     $  9,305        $ 22,319        $23,666
Leasehold improvements....................................        1,789           8,418          8,635
Software..................................................        7,139          16,938         19,064
                                                               --------        --------        -------
                                                                 18,233          47,675         51,365
Less accumulated depreciation.............................        2,280           7,905         10,496
                                                               --------        --------        -------
  Fixed assets, net.......................................     $ 15,953        $ 39,770        $40,869
                                                               --------        --------        -------
                                                               --------        --------        -------

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                             DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                               1997             1998           1999
                                                             ------------    ------------    -----------
                                                                           (IN THOUSANDS)    (UNAUDITED)
Accrued advertising.......................................      $  124         $ 10,727        $ 2,616
Accrued fixed assets......................................          --            3,156          1,472
Accrued compensation......................................         200            2,509          2,936
Other.....................................................       2,933            3,412            733
                                                                ------         --------        -------
                                                                $3,257         $ 19,804        $ 7,757
                                                                ------         --------        -------
                                                                ------         --------        -------

6. LEASE COMMITMENT

     bn.com currently leases warehouse facilities, office space and equipment under noncancelable operating leases. Rental expense under operating lease agreements was $0.2 million and $1.3 million for the years ended December 31, 1997 and December 31, 1998, respectively and $0.1 million and $0.4 million for the three months ended March 31, 1998 and March 31, 1999, respectively.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

6. LEASE COMMITMENT--(CONTINUED)

     Future minimum lease payments under noncancelable operating leases as of December 31, 1998 are:

                                                             FUTURE
YEAR ENDING                                                MINIMUM LEASE
DECEMBER 31,                                                PAYMENTS
--------------------------------------------------------   -------------
                                                                (IN
                                                            THOUSANDS)
1999....................................................      $ 2,035
2000....................................................        2,062
2001....................................................        2,089
2002....................................................        2,201
2003....................................................        1,286
Thereafter..............................................        4,434
                                                              -------
                                                              $14,107
                                                              -------
                                                              -------

7. RELATED PARTY TRANSACTIONS

     Through its distribution facilities, Barnes & Noble accounted for approximately 38.5% and 60.3%, or $3.9 million and $26.9 million, of bn.com's purchases during the years ended December 31, 1997 and December 31, 1998, respectively, and 58.1% and 65.9%, or $3.9 million and $2.4 million for the three months ended March 31, 1998 and March 31, 1999, respectively. bn.com expects to source most of its purchases through Barnes & Noble in the future. bn.com has entered into an agreement (the "Supply Agreement") with Barnes & Noble whereby Barnes & Noble charges bn.com the costs associated with such purchases plus incremental overhead incurred by Barnes & Noble in connection with providing such inventory. bn.com believes that such terms are more favorable than the terms at which bn.com otherwise would be able to make such purchases on its own. As of December 31, 1998, and March 31, 1999,
$13.2 million and $8.1 million, respectively, was payable to Barnes & Noble in connection with such purchases. The Supply Agreement is subject to certain termination provisions.

     bn.com has entered into agreements (the "Services Agreements") whereby bn.com receives various services from Barnes & Noble and its subsidiaries, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of the Services Agreements, bn.com has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to the direct costs plus incremental expenses associated with providing such services. bn.com paid $0.2 million and $0.9 million for such services during the years ended December 31, 1997 and December 31, 1998, respectively and $0.1 million and
$0.3 million for the three months ended March 31, 1998 and March 31, 1999, respectively. In the opinion of management, these charges were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practical for management to estimate the level of, expenses which might have been incurred had bn.com been operating as a separate stand-alone company. The Services Agreements are subject to certain termination provisions.

     bn.com has entered into an agreement (the "License Agreement") with Barnes & Noble College Bookstores, Inc., of which the principal stockholder is also a principal stockholder/director/executive officer of Barnes & Noble and a manager of bn.com. Pursuant to the License Agreement, bn.com has been granted an exclusive license (the "License") to use the Barnes & Noble name and trademark (excluding sales of college textbooks). The License Agreement is subject to certain termination provisions.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. RELATED PARTY TRANSACTIONS--(CONTINUED) bn.com has entered into an agreement (the "Database and Software License
Agreement") whereby bn.com licenses from Barnes & Noble, the right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. The Database and Software License Agreement is renewable and is subject to certain termination provisions.

     In connection with the Formation Transaction, bn.com entered into a Trademark License Agreement with Bertelsmann Online ("BOL") (the "BOL Trademark License Agreement"), pursuant to which bn.com was granted a non-exclusive license to use BOL's name and trademark in its operations and to sublicense the BOL name in accordance with the terms of the license as the Class C Directors, in their sole discretion, see fit. This License remains effective until bn.com either defaults or becomes subject to certain bankruptcy events.

     In connection with the Formation Transaction, bn.com entered into Technology Sharing and License Agreements with BOL (the "Technology Sharing License Agreements"), the subsidiary through which Bertelsmann conducts its Internet business, pursuant to which BOL granted bn.com a license to view, access and use BOL's computer technology and systems, and bn.com granted BOL a license to view, access and use bn.com's computer technology and systems. These agreements remain effective until (i) the date both parties mutually agree to terminate, or (ii) from and after the date either Barnes & Noble or Bertelsmann cease having an equity interest of ten percent (10%) or more in bn.com. Following termination, each party may continue to use in perpetuity any technology it obtained from the other prior to such termination.

     bn.com believes that the transactions discussed above, as well as the terms of any future transactions and agreements (including renewals of any existing agreements) between bn.com and its affiliates, are and will be at least as favorable to bn.com as could be obtained from unaffiliated parties. The Board of Managers must approve in advance any such proposed transaction or agreement and will utilize such procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

8. LITIGATION

     bn.com is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition, operations or cash flows of bn.com.

     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against Barnes & Noble, including bn.com, Borders Group, Inc., Amazon.com, certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The Complaint seeks certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the American Booksellers Association at any time during the four-year period preceding the filing of the complaint. The complaint alleges that the named plaintiffs have suffered damages of $11.2 million or more and requests treble damages on behalf of the named plaintiffs and each of the purported class members, as well as of injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the Complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. bn.com intends to vigorously defend this action.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. LITIGATION--(CONTINUED)
     The Federal Trade Commission ("FTC") is currently reviewing Barnes & Noble's proposed acquisition of Ingram pursuant to the pre-merger notification procedures of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In connection with that review, the FTC is also reviewing the Formation Transaction, and Bertelsmann's investment in bn.com. Should the FTC determine that the Formation Transaction violated applicable antitrust laws, it could seek to impose a number of remedies or penalties on bn.com, including the unwinding of the Formation Transaction. bn.com believes that the Formation Transaction was completed in compliance with, and did not violate, applicable antitrust laws.

9. EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS

     bn.com, through Barnes & Noble, maintains a noncontributory defined benefit pension plan (the "Pension Plan") for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. Benefits provided by the Pension Plan are based on years of credited service, the employee's compensation for any of five consecutive years in the last ten years of service and covered earnings for Social Security benefits. bn.com's contributions to the Pension Plan are generally in amounts determined by independent consulting actuaries. The Pension Plan has been separated from the Barnes & Noble Pension Plan as of October 31, 1998. Pension expense allocable to bn.com for the last two months of 1998 was not material. Norwest Bank is the trustee for the Pension Plan and all assets are managed by Fidelity Investments.

     bn.com, through Barnes & Noble, also sponsors a defined contribution plan (the "Savings Plan") for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation on a pre-tax or post-tax basis, at their option. Participants have investment options of various mutual funds. bn.com's contributions to the Savings Plan are generally in amounts based upon a certain percentage of the employees' pre-tax contributions and are in Barnes & Noble stock. bn.com charged $0.1 million to employee benefit expenses for fiscal 1998.

     Actuarial assumptions used in determining the funded status of the Pension Plan are as follows:

                                                                                                     DECEMBER 31,
                                                                                                       1998
                                                                                                     ------------
Discount rate (beginning of year).................................................................        7.3%
Discount rate (end of year).......................................................................        7.3%
Expected long-term rate of return on plan assets..................................................        9.5%
Assumed rate of compensation increase.............................................................        4.3%

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS--(CONTINUED)
     The following table sets forth the funded status of the Pension Plan and the pension liability recognized for the Pension Plan in the accompanying consolidated balance sheets:

                                                                                                    DECEMBER 31,
                                                                                                        1998
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Actuarial present value of benefit obligation:
  Vested benefits................................................................................     $     (160)
  Nonvested benefits.............................................................................           (115)
                                                                                                      ----------
Accumulated benefit obligation...................................................................           (275)
Effect of projected future compensation increases................................................           (363)
                                                                                                      ----------
Projected benefit obligation.....................................................................           (638)
Plan assets at market value......................................................................            429
                                                                                                      ----------
Projected benefit obligation in excess of plan assets............................................           (209)
Unrecognized net loss............................................................................             --
Unrecognized net obligation remaining............................................................             --
Unrecognized prior service cost..................................................................            209
                                                                                                      ----------
  Pension liability..............................................................................     $       --
                                                                                                      ----------
                                                                                                      ----------

10. STOCK INCENTIVE PLAN

     As of December 31, 1998, bn.com had one incentive plan (the "1998 Plan") under which stock options have been granted or may be granted to key officers, employees, consultants, advisors, and managers of bn.com or any of its subsidiaries and affiliates. The Compensation Committee of the Board of Managers is responsible for the administration of the 1998 Plan. Generally, options are granted at fair market value, begin vesting one year after grant in 25% increments, expire ten years from issuance and are conditioned upon continual employment during the vesting period. The 1998 Plan allows bn.com to grant options to purchase 25,500,000 Membership Units. In connection with the Offering, options granted under the 1998 Plan will be replaced with options to purchase shares of the Class A Common Stock of barnesandnoble.com inc. under the 1999 Incentive Plan.

     A summary of the status of stock options as of December 31, 1998 issued under the 1998 Plan is presented below:

                                                                                       OUTSTANDING OPTIONS
                                                                                ----------------------------------
                                                                                MEMBERSHIP        WEIGHTED AVERAGE
                                                                                   UNITS          EXERCISE PRICE
                                                                                (IN THOUSANDS)     PER SHARE
                                                                                --------------    ----------------
Granted in 1998 and Outstanding at December 31, 1998.........................        18,155            $ 3.94
                                                                                   --------            ------
                                                                                   --------            ------

     During 1998 option grants of 5,060,046 and 4,140,000 were made to Leonard Riggio and Jonathan Bulkeley, respectively. During the three months ended March 31, 1999, option grants of 1,377,413 were made at an average exercise price of $9.05 per share. As of March 31, 1999, there were 17,856,441 options outstanding at a weighted average exercise price of $4.36 per share.

     All option amounts are based upon a total of 115,000,002 Membership Units outstanding prior to the consummation of the Offering.

                             BARNESANDNOBLE.COM LLC
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

10. STOCK INCENTIVE PLAN--(CONTINUED)
     The following table summarizes information as of December 31, 1998 concerning outstanding and exercisable options:

                                         OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                 ------------------------------------    ----------------------------------
 RANGE OF                        WEIGHTED-AVERAGE    WEIGHTED-AVERAGE                      WEIGHTED-AVERAGE
 EXERCISE        NUMBER            REMAINING          EXERCISE            NUMBER             EXERCISE
  PRICES       OUTSTANDING        CONTRACTUAL           PRICE            EXERCISABLE          PRICE
 PER SHARE     (IN THOUSANDS)        LIFE             PER SHARE          (IN THOUSANDS)     PER SHARE
-----------    --------------    ----------------    ----------------    --------------    ----------------
$3.48-$4.35        18,155           9.58 years            $ 3.94               --              $     --

     During the year ended December 31, 1998, all option grants were granted at fair value and as a result there was no compensation expense recorded for options granted.

     Had bn.com determined the compensation cost of employee stock options based on the fair value at the stock option grant dates in accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), bn.com's net loss would have been increased to the pro forma amounts below:

                                                      YEAR ENDED
                                                     DECEMBER 31,
                                                         1998
                                                     ---------------
                                                     (IN THOUSANDS)
Net loss:
  As reported                                           $ (83,148)
  Pro forma per SFAS 123                                  (84,800)

     The weighted-average fair value of the options granted during 1998 was estimated to be $0.91 per share based on the following weighted-average assumptions:

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                                          1998
                                                       ---------------
Expected dividend yield                                       0.0%
Risk free interest rate                                      5.25%
Expected life                                              5 years

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Wit Capital Corporation are acting as representatives, has severally agreed to purchase from the Company, the aggregate number of shares of Class A Common Stock set forth opposite its name below:

                                                                                                     NUMBER OF
                                                                                                     SHARES OF
                                                                                                     CLASS A
                                          UNDERWRITERS                                              COMMON STOCK
-------------------------------------------------------------------------------------------------   ------------
Goldman, Sachs & Co..............................................................................     7,500,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.........................................................................     7,500,000
Salomon Smith Barney Inc.........................................................................     2,820,000
Wit Capital Corporation..........................................................................       940,000
ABN Amro Incorporated............................................................................       355,000
BNY Capital Markets, Inc.........................................................................       355,000
CIBC World Markets Corp..........................................................................       355,000
Chase Securities Inc.............................................................................       355,000
HSBC Securities, Inc.............................................................................       355,000
ING Baring Furman Selz LLC.......................................................................       355,000
Edward D. Jones & Co., L.P.......................................................................       355,000
J.P. Morgan Securities Inc.......................................................................       355,000
Nesbitt Burns Securities Inc.....................................................................       355,000
Prudential Securities Incorporated...............................................................       355,000
Scotia Capital Markets (USA) Inc.................................................................       355,000
Wasserstein Perella Securities, Inc..............................................................       355,000
William Blair & Company, L.L.C...................................................................       180,000
Doley Securities, Inc............................................................................       180,000
First Union Capital Markets Corp.................................................................       180,000
Legg Mason Wood Walker, Incorporated.............................................................       180,000
Loop Capital Markets, LLC........................................................................       180,000
McDonald Investments Inc., A Keycorp Company.....................................................       180,000
Stephens Inc.....................................................................................       180,000
Suntrust Equitable Securities Corporation........................................................       180,000
Sutro & Co. Incorporated.........................................................................       180,000
Tucker Anthony Cleary Gull.......................................................................       180,000
Wachovia Securities, Inc.........................................................................       180,000
                                                                                                     ----------
     Total.......................................................................................    25,000,000
                                                                                                     ----------
                                                                                                     ----------

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus and, in part, to certain securities dealers at such price less a concession not in excess of $0.65 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 3,750,000 additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 25,000,000 shares of Class A Common Stock offered.

     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offering.

     Prior to this Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price was negotiated among the Company and the representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Each Underwriter has also agreed that: (i) it has not offered or sold and prior to the date six months after the date of issue of the shares of Class A Common Stock will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Buyers of shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

     In connection with the Offering, the Underwriters may purchase and sell shares of the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Offering may be reclaimed by the Underwriters if such shares of Class A Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 2,500,000 shares of the Class A Common Stock offered hereby for employees and directors of the Company and business associates and related persons of the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby. In addition, Mr. Leonard Riggio, Chairman of the Board of the Company, has expressed an interest in purchasing shares being sold in the Offering, and may purchase up to 10% of the shares offered.

     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in the Offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers.

     Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the Underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-Manager or selected dealer in over 80 public offerings. Except for its participation as a manager in this offering, Wit Capital has no relationship with the Company, bn.com or any of their founders or significant stockholders.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     The Company and bn.com have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters or their affiliates have provided from time to time, and may provide in the future, commercial and investment banking services to bn.com and its affiliates for which such Underwriters or their affiliates have received or will receive fees and commissions.

================================================================================

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               ------------------

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
Prospectus Summary....................................     3
Risk Factors..........................................     9
Use of Proceeds.......................................    20
Dividend Policy.......................................    20
Capitalization........................................    21
Dilution..............................................    22
Selected Financial Data...............................    23
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................    25
Corporate History and Recapitalization................    34
Business..............................................    35
Management............................................    47
Principal Stockholders................................    62
Certain Transactions..................................    64
Description of Capital Stock and Membership Units.....    64
Shares Eligible for Future Sale.......................    68
U.S. Tax Consequences to Non-U.S. Holders.............    69
Validity of Class A Common Stock......................    71
Experts...............................................    71
Additional Information................................    71
Index to Financial Statements.........................   F-1
Underwriting..........................................   U-1

     Through and including June 19, 1999 (the 25th day after the date of this Prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

================================================================================


================================================================================


                               25,000,000 Shares

                            BARNESANDNOBLE.COM INC.

                              Class A Common Stock
                          (par value $.001 per share)

                          ----------------------------

                                    [LOGO]

                          ----------------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                            WIT CAPITAL CORPORATION

                      Representatives of the Underwriters

================================================================================